UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of June 2024

Commission File Number 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

QUARTERLY BUSINESS REPORT

(For the period from January 1, 2024 to March 31, 2024)

THIS IS A SUMMARY IN ENGLISH OF THE QUARTERLY BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE FINANCIAL SERVICES COMMISSION OF KOREA.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS. NON-MATERIAL OR PREVIOUSLY DISCLOSED INFORMATION IS OMITTED OR ABRIDGED.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED FOR USE IN KOREA, OR K-IFRS, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

I. Company Overview

1. Name of the company: Korea Electric Power Corporation (“KEPCO”)

2. Information of the company

(Address) 55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Phone number) 82-61-345-4218

(Website) http://www.kepco.co.kr

3. Major businesses

KEPCO, as the parent company, is engaged in the following activities:

•	development of electric power resources;

•	generation, transmission, transformation and distribution of electricity and other related activities;

•	research and development of technology related to the businesses mentioned above;

•	overseas business related to the businesses mentioned above;

•	investment or contributions related to the businesses mentioned above;

•	development and operation of certain real estate holdings; and

•	other businesses entrusted by the government.

Businesses operated by KEPCO’s major subsidiaries are as follows: nuclear power generation by Korea Hydro & Nuclear Power (KHNP), thermal power generation by Korea South-East Power (KOSEP), Korea Midland Power (KOMIPO), Korea Western Power (KOWEPO), Korea Southern Power (KOSPO) and Korea East-West Power (EWP), other businesses including engineering service by KEPCO Engineering & Construction (KEPCO E&C), maintenance and repair of power plants by KEPCO Plant Service & Engineering (KEPCO KPS), ICT service by KEPCO KDN, nuclear fuel processing by KEPCO Nuclear Fuel (KEPCO NF), other overseas businesses and investments related to the businesses mentioned above.

4. Consolidated subsidiaries

(As of March 31, 2024)

Listed	Unlisted	Total
2	165	167

5. Major changes in management

A.	On February 21, 2024, Mr. Oh, Heung-Bok was appointed as a standing director for a term of two years in replacement of Mr. Seo, Guen-Bae whose position changed.

B.	On April 29, 2024, Mr. Kang, Hoon was appointed as a non-standing director for a term of two years in replacement of Ms. Kim, Jae-Shin whose term of office expired.

6. Changes in major shareholders

There is no change in major shareholders in the last 5 years.

7. Information regarding KEPCO shares

A.	Issued share capital: 3.2 trillion Won (Authorized capital: 6 trillion Won)

B.	Total number of issued shares: 641,964,077

(Total number of shares authorized to for issuance: 1,200,000,000)

C.	Dividends: KEPCO did not pay any dividend for fiscal year 2023.

II. Business Overview

1. Consolidated financial results by segment for a three-month period ended March 31, 2023 and 2024

(In billions of Won)

	January to March 2023		January to March 2024
	Sales	Operating profit	Sales	Operating profit
Electricity sales	20,910	-6,347	22,782	1,262
Nuclear generation	2,323	-244	2,697	-278
Thermal generation	11,073	458	7,849	307
Plant maintenance & engineering service	699	93	782	99
Others(1)	626	23	527	12
Subtotal	35,632	-6,017	34,638	1,402
Adjustment for related-party transactions	-14,038	-161	-11,345	-103

Total	21,594	-6,178	23,293	1,299

Note:

(1)	Others relate to business areas including overseas businesses, etc..

2. Changes in unit prices of major products for a three-month period ended March 31, 2023 and 2024

(In Won per kWh)

Business sector		Company	January to March 2023	January to March 2024
Electricity sold	Residential	KEPCO	145.71	155.44
	Commercial		162.94	173.45
	Educational		128.01	139.27
	Industrial		148.26	166.30
	Agricultural		72.64	79.99
	Street lighting		141.56	153.50
	Overnight usage		101.69	112.17
Electricity from nuclear generation	Nuclear Generation	KHNP	51.57	59.57
Electricity from thermal generation	Thermal generation	KOSEP	171.47	126.86
		KOMIPO	200.65	146.50
		KOWEPO	208.91	153.56
		KOSPO	208.50	172.88
		EWP	195.26	145.37

3. Power purchase from generation subsidiaries for a three-month period ended March 31, 2024

Company	Volume (GWh)	Expense (In billions of Won)
KHNP	44,348	2,647
KOSEP	10,277	1,299
KOMIPO	12,136	1,777
KOWEPO	8,675	1,326
KOSPO	8,444	1,459
EWP	8,674	1,260
Others	52,654	8,608
Closing adjustment	—	871

Total	145,208	19,245

4. Intellectual property as of March 31, 2024

	Patents	Utility models	Designs	Trademarks	Total
KEPCO	3,663	15	131	64	3,873
Generation subsidiaries	3,937	57	90	260	4,344

Total	7,600	72	221	324	8,217

III. Financial Information

1. Condensed consolidated financial results as of and for a three-month period March 31, 2023 and 2024

(In billions of Won)

Consolidated statements of comprehensive income				Consolidated statements of financial position
	January to March 2023	January to March 2024	Change		December 31, 2023	March 31, 2024	Change
Sales	21,594	23,293	1,699	Total assets	239,715	238,970	-745
Operating profit (loss)	-6,178	1,299	7,477	Total liabilities	202,450	200,855	-1,595
Net income (loss)	-4,911	596	5,507	Total equity	37,265	38,114	849

2. Condensed separate financial results as of and for a three-month period March 31, 2023 and 2024

(In billions of Won)

Separate statements of comprehensive income				Separate statements of financial position
	January to March 2023	January to March 2024	Change		December 31, 2023	March 31, 2024	Change
Sales	20,910	22,782	1,872	Total assets	138,838	135,727	-3,111
Operating profit (loss)	-6,347	1,262	7,609	Total liabilities	120,181	116,470	-3,711
Net income (loss)	-4,932	593	5,525	Total equity	18,657	19,256	599

IV. Board of Directors (KEPCO Only)

1. The board of directors is required to consist of not more than 15 directors including the president. Under our Articles of Incorporation, there may not be more than seven standing directors including the president, and more than eight non-standing directors. The number of non-standing directors must exceed the number of standing directors, including our president.

*

Subcommittees under the board of directors: The Audit Committee consists of one standing director and two non-standing directors. All such members of the audit committee are independent within the meaning of the Korea Exchange listing standards, the regulations promulgated under the Korean Commercial Act and the New York Stock Exchange listing standards. The ESG Committee consists of three non-standing directors and one standing director.

2. Board meetings and agenda for a three-month period ended March 31, 2024

Number of meetings	Number of agendas	Classification
		Resolutions	Reports
5	12	8	4

*	The audit committee held 4 meetings with 16 agenda (of which, 8 were approved as proposed and 8 were accepted as reported).

3. Major activities of the Board of Directors for a three-month period ended March 31, 2024

Date	Agenda	Results	Type
January 15, 2024	Approval of amendment to the Terms and Condition for Electricity Supply and Rules for Operation	Approved as proposed	Resolution

January 19, 2024	Approval of the safety management plan of 2024	Approved as proposed	Resolution

February 6, 2024	Approval to call for the extraordinary general meeting of shareholders for the fiscal year 2024	Approved as proposed	Resolution

February 23, 2024	Approval to call for the annual general meeting of shareholders for the fiscal year 2023	Approved as proposed	Resolution

	Approval of consolidated and separate financial statements for the fiscal year 2023	Approved as proposed	Resolution

	Approval of the maximum aggregate amount of remuneration for directors in 2024	Accepted as proposed	Resolution

	Approval of early contribution to Korea Institute of Energy Technology in 2024	Accepted as proposed	Resolution

	Report on the annual management of commercial papers in 2023	Accepted as reported	Report

	Report on internal control over financial reporting for the fiscal year 2023	Accepted as reported	Report

	Report on the evaluation of internal control over financial reporting for the fiscal year 2023	Accepted as reported	Report

	Report on audit results for 2023	Accepted as reported	Report

March 22, 2024	Approval of Next-Gen Power Information System development	Accepted as proposed	Resolution

4. Attendance Status of Non-standing directors for a three-month period ended March 31, 2024

Date	Agenda	Han, Jin- Hyun	Kim, Jae- Shin	Kim, Jong- Woon	Kim, Jun- Ki	Park, Chung- Kun	Kim, Sung- Eun	Lee, Sung- Ho	Cho, Seong- Jin
January 15, 2024	Approval of amendment to the Terms and Condition for Electricity Supply and Rules for Operation	For	For	For	Absent	For	For	For	For

January 19, 2024	Approval of the safety management plan of 2024	For	For	For	For	For	For	For	For

February 6, 2024	Approval to call for the extraordinary general meeting of shareholders for the fiscal year 2024	For	For	For	For	For	For	Absent	For

February 23, 2024	Approval to call for the annual general meeting of shareholders for the fiscal year 2023	For	For	For	For	For	For	For	For

	Approval of consolidated and separate financial statements for the fiscal year 2023	For	For	For	For	For	For	For	For

	Approval of the maximum aggregate amount of remuneration for directors in 2024	For	For	For	For	For	For	For	For

	Approval of early contribution to Korea Institute of Energy Technology in 2024	For	Against	For	Against	For	Against	For	For

	Report on the annual management of commercial papers in 2023	Agenda for Report

	Report on internal control over financial reporting for the fiscal year 2023	Agenda for Report

	Report on the evaluation of internal control over financial reporting for the fiscal year 2023	Agenda for Report

	Report on audit results for 2023	Agenda for Report

March 22, 2024	Approval of Next-Gen Power Information System development	For	For	Absent	For	For	For	For	For

	Attendance Rate	100%	100%	80%	80%	100%	100%	80%	100%

5. Attendance Status of Standing directors for a three-month period ended March 31, 2024

Date	Agenda	Kim, Dong- Cheol	Jun, Young- Sang	Lee, Jung- Bok	Lee, Jun- Ho	Oh, Heung- Bok	Seo, Chul- Soo	Seo, Guen- Bae
January 15, 2024	Approval of amendment to the Terms and Condition for Electricity Supply and Rules for Operation	For	For	For	For		For	For

January 19, 2024	Approval of the safety management plan of 2024	For	For	For	For	Before Appointment	For	For

February 6, 2024	Approval to call for the extraordinary general meeting of shareholders for the fiscal year 2024	For	For	For	For		For	For

February 23, 2024	Approval to call for the annual general meeting of shareholders for the fiscal year 2023	For	For	For	For	For	For	For

	Approval of consolidated and separate financial statements for the fiscal year 2023	For	For	For	For	For	For	For

	Approval of the maximum aggregate amount of remuneration for directors in 2024	For	For	For	For	For	For	For

	Approval of early contribution to Korea Institute of Energy Technology in 2024	For	For	For	For	For	For	For

	Report on the annual management of commercial papers in 2023	Agenda for Report

	Report on internal control over financial reporting for the fiscal year 2023	Agenda for Report

	Report on the evaluation of internal control over financial reporting for the fiscal year 2023	Agenda for Report

	Report on audit results for 2023	Agenda for Report

March 22, 2024	Approval of Next-Gen Power Information System development	For	For	For	For	For	For	For

	Attendance Rate	100%	100%	100%	100%	100%	100%	100%

6. Major activities of the Audit Committee for a three-month period ended March 31, 2024

Date	Agenda	Results	Type
January 19, 2024	Approval of audit plans for 2024	Approved as proposed	Resolution

	Approval of Clean KEPCO branch office certification	Approved as proposed	Resolution

	Approval of appointment of independent auditors of subsidiaries	Approved as proposed	Resolution

	Report on audit education plans in 2024	Accepted as reported	Report

	Report on independence of independent auditors	Accepted as reported	Report

February 16, 2024	Approval of investigation result on the agenda for the extraordinary general meeting of shareholders	Approved as proposed	Resolution

February 23, 2024	Prior approval for non-audit service for subsidiaries by the independent auditor	Approved as proposed	Resolution

	Approval of for the consolidated and separate financial statements and business report for the fiscal year 2023	Approved as proposed	Resolution

	Report on internal control over financial reporting for the fiscal year 2023	Accepted as reported	Report

	Report on the evaluation on internal control over financial reporting for the fiscal year 2023	Accepted as reported	Report

	Report on audit results by the independent auditor for the fiscal year 2023	Accepted as reported	Report

	Report on audit results for 2023	Accepted as reported	Report

March 14, 2024	Approval of investigation result on the agenda for the annual general meeting of shareholders	Approved as proposed	Resolution

	Approval of auditor’s report for the annual general meeting of shareholders	Approved as proposed	Resolution

	Report on audit results by the independent auditor for the fiscal year 2023	Accepted as reported	Report

	Report on audit results for January and February of 2024	Accepted as reported	Report

*

The audit department, organized under the supervision of the Audit Committee, conducts internal audit over the entire company and takes administrative measures as appropriate in accordance with relevant internal regulations.

7. Attendance Status of the Audit Committee for a three-month period ended March 31, 2024

Date	Agenda	Kim, Jae-Shin	Kim, Sung-Eun	Jun, Young-Sang
January 19, 2024	Approval of audit plans for 2024	Attended	Attended	Attended
Approval of Clean KEPCO branch office certification
Approval of appointment of independent auditors of subsidiaries
Report on audit education plans in 2024
Report on independence of independent auditors

February 16, 2024	Approval of investigation result on the agenda for the extraordinary general meeting of shareholders	Attended	Attended	Attended

February 23, 2024	Prior approval for non-audit service for subsidiaries by the independent auditor	Attended	Attended	Attended
Approval of for the consolidated and separate financial statements and business report for the fiscal year 2023
Report on internal control over financial reporting for the fiscal year 2023
Report on the evaluation on internal control over financial reporting for the fiscal year 2023
Report on audit results by the independent auditor for the fiscal year 2023
Report on audit results for 2023

March 14, 2024	Approval of investigation result on the agenda for the annual general meeting of shareholders	Attended	Attended	Attended
Approval of auditor’s report for the annual general meeting of shareholders
Report on audit results by the independent auditor for the fiscal year 2023
Report on audit results for January and February of 2024

	Attendance Rate	100%	100%	100%

V. Shareholder’s Meetings

1. Summary of shareholder’s meetings for a three-month period ended March 31, 2024

Type	Agenda	Results
Extraordinary General Meeting held on February 21, 2024	Election of a Standing Directors	Approved as proposed

Annual General Meeting held on March 26, 2024	Approval of the consolidated and separate financial statements for the fiscal year 2023	Approved as proposed
	Approval of the maximum aggregate amount of remuneration for directors in 2024	Approved as proposed

VI. Shareholders

1. List of shareholders as of March 31, 2024

		Number of shareholders	Shares owned	Percentage of total (%)
	Government of the Republic of Korea	1	116,841,794	18.20
	Korea Development Bank	1	211,235,264	32.90
	Subtotal	2	328,077,058	51.10
	National Pension Service	1	48,866,615	7.30
Public (Non-Koreans)	Common Shares	956	83,824,927	13.06
	American depositary shares (ADS)	1	10,100,737	1.57
	Public (Koreans)	596,722	173,094,740	26.97

	Total	597,682	641,964,077	100.00

•	Percentages are based on issued shares of common stock.

•	All of our shareholder have equal voting rights.

•	Citibank, N.A. is our depositary bank and each ADS represents one-half of one share of our common stock.

VII. Directors and employees as of and for a nine-month period ended March 31, 2024 (KEPCO Only)

1. Directors

		(In thousands of Won)

Type		Number of directors	Total remuneration	Average remuneration per person	Remarks
Standing director		6	210,508	35,084	Excluding members of the Audit Committee
Non-standing director		6	45,000	7,500
Member of Audit Committee	Standing director	1	33,910	33,910	—
	Non-standing director	2	15,000	7,500	—

Total		15	304,418	20,294	—

2. Employees

	(In thousands of Won)

Type	Number of employees			Average continuous service year	Total salaries	Average salaries per person
	Regular	Non-regular	Total
Male	17,350	101	17,451	15.2	402,156,715	22,840
Female	5,250	56	5,306	13.9	104,312,954	19,541

Total	22,600	157	22,757	14.9	506,469,669	22,072

VIII. Other Information Necessary for the Protection of Investors

1. Pending legal proceedings as of March 31, 2024

(In billions of Won)

Type	Number of lawsuits	Amount claimed
Lawsuits where KEPCO and its subsidiaries are engaged as the defendants	678	706
Lawsuits where KEPCO and its subsidiaries are engaged as the plaintiffs	269	661

2. Sanctions as of March 31, 2024

Prosecution Date	Subject		Sanctions	Relevant laws (charges)	Proceedings
	Position	Tenure
June 30, 2021	CEO of Korea Hydro & Nuclear Power Co., Ltd. (Former)	4yrs	Prosecution without detention	The Act on the Aggravated Punishment, etc. of specific economic crimes (Occupational breach of trust), The Criminal Act	In the progress in the district court

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Park, WooGun
Name:	Park, WooGun
Title:	Vice President

Date: June 13, 2024

KOREA ELECTRIC POWER CORPORATION

AND ITS SUBSIDIARIES

Interim consolidated financial statements

For each of the three-month periods ended March 31, 2024 and 2023 with the independent auditor’s review report

Report on review of interim consolidated financial statements

(English translation of a report originally issued in Korean)

The Shareholders and Board of Directors

Korea Electric Power Corporation

We have reviewed the accompanying interim consolidated financial statements of Korea Electric Power Corporation (the “Company”) and its subsidiaries (collectively referred to as the “Group”), which comprise the interim consolidated statement of financial position as of March 31, 2024, and the related interim consolidated statements of comprehensive income or loss, interim consolidated statements of changes in equity and interim consolidated statements of cash flows for each of the three-month periods ended March 31, 2024 and 2023, and a summary of material accounting policy information and other explanatory information.

Management’s responsibility for the interim consolidated financial statements

Management is responsible for the preparation and presentation of these interim consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on these interim consolidated financial statements based on our review. We conducted our review in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing (“KSA”) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial statements are not prepared, in all material respects, in accordance with KIFRS 1034 Interim Financial Reporting.

Other Matter

We have audited the consolidated statement of financial position of the Group as of December 31, 2023, and the related consolidated statement of comprehensive income or loss, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended (not presented herein) in accordance with KSA, and our report dated March 11, 2024 expressed an unqualified opinion thereon. The accompanying consolidated statement of financial position as of December 31, 2023, presented for comparative purposes, is not different, in all material respects, from the above audited consolidated statement of financial position.

May 16, 2024

This review report is effective as of May 16, 2024, the independent auditor’s review report date. Accordingly, certain material subsequent events or circumstances may have occurred during the period from the date of the independent auditor’s review report to the time this review report is used. Such events and circumstances could significantly affect the accompanying interim consolidated financial statements and may result in modifications to this review report.

KOREA ELECTRIC POWER CORPORATION

AND ITS SUBSIDIARIES

Interim Consolidated Financial Statements

For each of the three-month periods ended March 31, 2024 and 2023

“The accompanying interim consolidated financial statements, including all footnotes and disclosures, have been prepared by, and are the responsibility of, the Group.”

Dong-Cheol Kim

President/CEO

Korea Electric Power Corporation

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Interim consolidated statements of financial position

As of March 31, 2024 (Unaudited) and December 31, 2023

In millions of won	Note	March 31, 2024		December 31, 2023
Assets
Current assets
Cash and cash equivalents	5,6,7,44	~~W~~	2,950,340	4,342,887
Current financial assets, net	5,6,9,11,12,13,44,46		3,218,623	3,107,397
Trade and other receivables, net	5,8,20,24,44,45,46		10,545,713	11,985,735
Inventories, net	14		8,650,430	8,875,615
Income tax receivables			68,367	69,612
Current non-financial assets	15		943,757	1,109,321
Assets held-for-sale	16,41		45,648	45,648

Total current assets			26,422,878	29,536,215

Non-current assets
Non-current financial assets, net	5,6,9,10,11,12,13,44,46		4,041,080	3,546,214
Non-current trade and other receivables, net	5,8,20,44,45,46		2,262,785	2,193,587
Property, plant and equipment, net	18,24,27,48		181,042,772	179,875,535
Investment properties, net	19,27		209,164	185,527
Goodwill	16		99,055	99,156
Intangible assets other than goodwill, net	21,27,45		1,043,536	1,033,984
Investments in associates	4,17		6,354,875	6,176,889
Investments in joint ventures	4,17		3,869,169	3,485,699
Defined benefit assets, net	25		47,209	70,187
Deferred tax assets			13,223,598	13,161,802
Non-current non-financial assets	15		353,547	350,170

Total non-current assets			212,546,790	210,178,750

Total Assets	4	~~W~~	238,969,668	239,714,965

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Interim consolidated statements of financial position, Continued

As of March 31, 2024 (Unaudited) and December 31, 2023

In millions of won	Note	March 31, 2024		December 31, 2023
Liabilities
Current liabilities
Trade and other payables, net	5,22,24,44,46	~~W~~	9,344,187	9,089,973
Current financial liabilities, net	5,12,23,44,46		42,193,514	41,139,726
Income tax payables			647,703	482,934
Current non-financial liabilities	20,28,29		8,585,711	7,881,663
Current provisions	26,44		2,808,754	2,654,125

Total current liabilities			63,579,869	61,248,421

Non-current liabilities
Non-current trade and other payables, net	5,22,24,44,46		4,948,466	4,981,957
Non-current financial liabilities, net	5,12,23,44,46		88,543,990	92,944,338
Non-current non-financial liabilities	28,29		11,331,888	11,196,000
Employee benefits liabilities, net	25,44		1,143,543	1,035,320
Deferred tax liabilities			5,208,916	5,163,135
Non-current provisions	26,44		26,098,790	25,881,044

Total non-current liabilities			137,275,593	141,201,794

Total Liabilities	4	~~W~~	200,855,462	202,450,215

Equity
Contributed capital	1,30,44
Share capital		~~W~~	3,209,820	3,209,820
Share premium			843,758	843,758

			4,053,578	4,053,578

Retained earnings	31
Legal reserves			1,604,910	1,604,910
Voluntary reserves			—	2,812,313
Unappropriated retained earnings			15,846,661	11,921,039

			17,451,571	16,338,262

Other components of equity	33
Other capital surplus			1,600,830	1,600,801
Accumulated other comprehensive income			887,856	557,430
Other equity			12,708,578	13,294,972

			15,197,264	15,453,203

Equity attributable to owners of the controlling company			36,702,413	35,845,043
Non-controlling interests	16,32		1,411,793	1,419,707

Total Equity		~~W~~	38,114,206	37,264,750

Total Liabilities and Equity		~~W~~	238,969,668	239,714,965

The accompanying notes are an integral part of the interim consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Interim consolidated statements of comprehensive income or loss

For each of the three-month periods ended March 31, 2024 and 2023 (Unaudited)

In millions of won, except per share information	Note	March 31, 2024		March 31, 2023
Sales	4,34,44,46
Sales of goods	2	~~W~~	22,850,748	21,143,505
Sales of services			167,700	149,162
Sales of construction services	20		85,506	119,520
Revenue related to contributions for construction	28		188,789	181,835

			23,292,743	21,594,022

Cost of sales	14,25,42,46
Cost of sales of goods			(21,045,353)	(26,788,175)
Cost of sales of services			(127,530)	(127,039)
Cost of sales of construction services			(130,304)	(164,780)

			(21,303,187)	(27,079,994)

Gross profit (loss)			1,989,556	(5,485,972)
Selling and administrative expenses	25,35,42,46		(690,213)	(691,587)

Operating profit (loss)	4		1,299,343	(6,177,559)
Other income	36		125,394	89,736
Other expenses	36		(102,516)	(21,070)
Other gains, net	37		25,064	13,264
Finance income	5,12,38		987,226	697,215
Finance expenses	5,12,39		(2,001,253)	(1,697,817)
Profit (loss) related to associates, joint ventures and subsidiaries	4,16,17
Gain on valuation of investments in associates and joint ventures			298,870	274,525
Gain on disposal of investments in associates and joint ventures			185,339	9,473
Loss on valuation of investments in associates and joint ventures			(79,682)	(42,614)

			404,527	241,384

Profit (loss) before income tax			737,785	(6,854,847)
Income tax benefit (expense)	40		(141,850)	1,943,614

Profit (loss) for the period		~~W~~	595,935	(4,911,233)

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Interim consolidated statements of comprehensive income or loss, Continued

For each of the three-month periods ended March 31, 2024 and 2023 (Unaudited)

In millions of won, except per share information	Note	March 31, 2024		March 31, 2023
Other comprehensive income (loss), net of tax	5,12,25,31,33
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit plans	25,31	~~W~~	(33,665)	(170,648)
Share of other comprehensive income of associates and joint ventures	31		635	4,024
Net change in fair value of financial assets at fair value through other comprehensive income (loss)	33		66,174	(56,874)
Items that may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting	5,12,33		1,501	3,614
Foreign currency translation of foreign operations	33		35,109	23,485
Share of other comprehensive income of associates and joint ventures	33		249,513	110,590

Other comprehensive income (loss) for the period			319,267	(85,809)

Total comprehensive income (loss) for the period		~~W~~	915,202	(4,997,042)

Profit (loss) attributable to:	43
Owners of the controlling company		~~W~~	561,462	(4,946,503)
Non-controlling interests			34,473	35,270

		~~W~~	595,935	(4,911,233)

Total comprehensive income (loss) attributable to:
Owners of the controlling company		~~W~~	857,341	(5,026,031)
Non-controlling interests			57,861	28,989

		~~W~~	915,202	(4,997,042)

Earnings (losses) per share (in won)	43
Basic and diluted earnings (losses) per share		~~W~~	875	(7,705)

The accompanying notes are an integral part of the interim consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Interim consolidated statements of changes in equity

For each of the three-month periods ended March 31, 2024 and 2023 (Unaudited)

In millions of won	Equity attributable to owners of the controlling company					Non- controlling interests
	Contributed capital		Retained earnings	Other components of equity	Sub-total		Total equity
Balance as of January 1, 2023	~~W~~	4,053,578	21,431,300	15,060,518	40,545,396	1,454,860	42,000,256
Total comprehensive loss for the period
Loss for the period		—	(4,946,503)	—	(4,946,503)	35,270	(4,911,233)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit plans, net of tax		—	(157,466)	—	(157,466)	(13,182)	(170,648)
Share of other comprehensive income of associates and joint ventures, net of tax		—	4,024	—	4,024	—	4,024
Net change in fair value of financial assets at fair value through other comprehensive income, net of tax		—	—	(56,872)	(56,872)	(2)	(56,874)
Items that may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	3,615	3,615	(1)	3,614
Foreign currency translation of foreign operations, net of tax		—	—	16,581	16,581	6,904	23,485
Share of other comprehensive income of associates and joint ventures, net of tax		—	—	110,590	110,590	—	110,590
Transactions with owners of the Group, recognized directly in equity
Dividends paid		—	—	—	—	(38,552)	(38,552)
Additional paid-in capital and others		—	—	(1)	(1)	4,645	4,644
Transactions between consolidated entities		—	—	34	34	—	34
Changes in consolidation scope		—	—	(47)	(47)	384	337
Dividends paid for hybrid bonds		—	—	—	—	(1,963)	(1,963)

Balance as of March 31, 2023	~~W~~	4,053,578	16,331,355	15,134,418	35,519,351	1,448,363	36,967,714

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Interim consolidated statements of changes in equity, Continued

For each of the three-month periods ended March 31, 2024 and 2023 (Unaudited)

In millions of won	Equity attributable to owners of the controlling company					Non- controlling interests
	Contributed capital		Retained earnings	Other components of equity	Subtotal		Total equity
Balance as of January 1, 2024	~~W~~	4,053,578	16,338,262	15,453,203	35,845,043	1,419,707	37,264,750
Total comprehensive income for the period
Profit for the period		—	561,462	—	561,462	34,473	595,935
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit plans, net of tax		—	(35,182)	—	(35,182)	1,517	(33,665)
Share of other comprehensive income of associates and joint ventures, net of tax		—	635	—	635	—	635
Net change in fair value of financial assets at fair value through other comprehensive loss, net of tax		—	—	66,173	66,173	1	66,174
Items that may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	1,089	1,089	412	1,501
Foreign currency translation of foreign operations, net of tax		—	—	13,651	13,651	21,458	35,109
Share of other comprehensive income of associates and joint ventures, net of tax		—	—	249,513	249,513	—	249,513
Transactions with owners of the Group, recognized directly in equity
Dividends paid		—	—	—	—	(57,926)	(57,926)
Issuance of shares of capital by subsidiaries and others		—	—	—	—	(5,296)	(5,296)
Transactions between consolidated entities		—	—	29	29	—	29
Dividends paid for hybrid bonds		—	—	—	—	(2,553)	(2,553)
Others
Transfer of revaluation reserve		—	586,394	(586,394)	—	—	—

Balance as of March 31, 2024	~~W~~	4,053,578	17,451,571	15,197,264	36,702,413	1,411,793	38,114,206

The accompanying notes are an integral part of the interim consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Interim consolidated statements of cash flows

For each of the three-month periods ended March 31, 2024 and 2023 (Unaudited)

In millions of won	March 31, 2024		March 31, 2023
Cash flows from operating activities
Profit (loss) for the period	~~W~~	595,935	(4,911,233)

Adjustments to reconcile profit (loss) for the period to net cash provided by operating activities:
Income tax expense (benefit)		141,850	(1,943,614)
Depreciation		3,512,295	3,207,974
Amortization		40,504	41,410
Employee benefit expense		101,376	87,019
Bad debt expense		12,721	1,797
Interest expense		1,151,729	1,048,078
Loss on disposal of financial assets		27	217
Loss on disposal of property, plant and equipment		17,983	11,304
Loss on abandonment of property, plant and equipment		37,646	46,118
Loss on impairment of property, plant and equipment		—	2,021
Loss on impairment of intangible assets		—	283
Loss on disposal of intangible assets		110	57
Increase in provisions		484,318	644,751
Loss on foreign currency translation, net		733,108	461,077
Gain on valuation of financial assets at fair value through profit or loss		(36,671)	(17,695)
Loss on valuation of financial assets at fair value through profit or loss		238	974
Loss on derivatives		(710,682)	(395,640)
Gain on valuation of investments in associates and joint ventures, net		(219,188)	(231,911)
Gain on disposal of financial assets		(8,108)	(2,493)
Gain on disposal of property, plant and equipment		(34,053)	(6,567)
Gain on disposal of intangible assets		(11)	—
Gain on disposal of associates and joint ventures		(185,339)	(9,473)
Interest income		(118,441)	(102,946)
Dividends income		(78)	(189)
Others, net		8,642	(10,271)

		4,929,976	2,832,281

Changes in operating assets and liabilities:
Decrease in trade receivables		1,375,173	1,059,311
Increase (decrease) in non-trade receivables		(176,741)	189,100
Increase (decrease) in accrued income		(82,997)	1,462
Decrease in other receivables		25,851	20,152
Increase in other current assets		(211,654)	(123,918)
Increase in inventories		(206,012)	(200,121)
Increase (decrease) in other non-current assets		(14,620)	42,191
Increase (decrease) in Trade payables		213,202	(408,581)
Increase (decrease) in non-trade payables		508,405	(970,172)
Increase (decrease) in accrued expenses		(281,804)	16,496
Increase in other current liabilities		709,886	640,281
Increase in other non-current liabilities		124,094	13,939
Decrease in investments in associates and joint ventures (dividends received)		72,620	71,912
Decrease in provisions		(218,046)	(474,012)
Payments of retirement benefits		(28,549)	(101,783)
Contributions to plan assets		(180)	(532)

	~~W~~	1,808,628	(224,275)

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Interim consolidated statements of cash flows, Continued

For the three-month periods ended March 31, 2024 and 2023 (Unaudited)

In millions of won	March 31, 2024		March 31, 2023
Cash generated from (used in) operating activities	~~W~~	7,334,539	(2,303,227)
Dividends received		78	28,875
Interest paid		(1,130,112)	(1,044,659)
Interest received		85,509	73,938
Income taxes paid		(57,495)	(204,919)

Net cash flows provided by (used in) operating activities		6,232,519	(3,449,992)

Cash flows from investing activities
Proceeds from disposals of investments in associates and joint ventures		199,718	1,196
Acquisition of investments in associates and joint ventures		(130,524)	(295,381)
Proceeds from disposals of property, plant and equipment		120,728	82,926
Acquisition of property, plant and equipment		(3,709,684)	(3,440,345)
Proceeds from disposals of intangible assets		341	1
Acquisition of intangible assets		(21,460)	(28,583)
Proceeds from disposals of financial assets		1,690,588	2,856,077
Acquisition of financial assets		(1,733,010)	(809,068)
Increase in loans		(37,155)	(26,484)
Collection of loans		70,040	21,583
Increase in deposits		(56,981)	(80,879)
Decrease in deposits		49,169	60,037
Receipt of government grants		11,564	9,540
Net cash outflows from changes in consolidation scope		—	(29,037)
Other cash outflows from investing activities, net		(79,289)	(91,526)

Net cash flows used in investing activities		(3,625,955)	(1,769,943)

Cash flows from financing activities
Repayment of short-term borrowings, net		(4,161,658)	(2,899,586)
Proceeds from long-term borrowings and debt securities		3,232,366	9,998,430
Repayment of long-term borrowings and debt securities		(3,021,359)	(1,868,776)
Payment of lease liabilities		(184,957)	(163,649)
Settlement of derivative instruments, net		106,862	(4,707)
Change in non-controlling interests		(331)	(545)
Dividends paid for hybrid bonds		(2,553)	(2,553)
Other cash outflows from financing activities, net		—	(991)

Net cash flows provided by (used in) financing activities		(4,031,630)	5,057,623

Net decrease in cash and cash equivalents before effect of exchange rate fluctuations		(1,425,066)	(162,312)
Effect of exchange rate fluctuations on cash held		32,519	23,100

Net decrease in cash and cash equivalents		(1,392,547)	(139,212)
Cash and cash equivalents as of January 1, 2024 and 2023		4,342,887	3,234,780

Cash and cash equivalents as of March 31, 2024 and 2023	~~W~~	2,950,340	3,095,568

The accompanying notes are an integral part of the interim consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the interim consolidated financial statements

March 31, 2024 and 2023 (unaudited)

1.	Reporting Entity (Description of the controlling company)

Korea Electric Power Corporation (“KEPCO”), the controlling company as defined in International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”) 1110 Consolidated Financial Statements, was incorporated on January 1, 1982 in accordance with the Korea Electric Power Corporation Act (the “KEPCO Act”) to engage in the generation, transmission and distribution of electricity and development of electric power resources in the Republic of Korea. KEPCO’s stock was listed on the Korea Stock Exchange on August 10, 1989 and KEPCO listed its Depository Receipts (DR) on the New York Stock Exchange on October 27, 1994. KEPCO’s head office is located in Naju, Jeollanam-do.

As of March 31, 2024, KEPCO’s share capital amounts to ~~W~~3,209,820 million and KEPCO’s shareholders are as follows:

	Number of shares	Percentage of ownership
The Government of the Republic of Korea	116,841,794	18.20%
Korea Development Bank	211,235,264	32.90%
Other (*)	313,887,019	48.90%

	641,964,077	100.00%

(*)	The number of shares held by foreign shareholders are 87,215,498 shares (13.59%) as of January 8, 2024, the most recent closing date of shareholder list.

In accordance with the Restructuring Plan enacted on January 21, 1999 by the Ministry of Trade, Industry and Energy, KEPCO spun off its power generation divisions on April 2, 2001, resulting in the establishment of six power generation subsidiaries.

2.	Basis of Preparation

(1)	Statement of compliance

These interim consolidated financial statements have been prepared in accordance with KIFRS 1034 Interim Financial Reporting, enacted by the Act on External Audits of Stock Companies in the Republic of Korea. The accompanying interim consolidated financial statements have been translated into English from the Korean language financial statements. In the event of any differences in interpreting the financial statements or the independent auditor’s review report thereon, the Korean version, which is used for regulatory reporting purposes, shall prevail.

(2)	Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statements of financial position:

•	financial instruments at fair value through profit or loss;

•	financial instruments at fair value through other comprehensive income or loss;

•	derivative financial instruments are measured at fair value; and

•	liabilities for defined benefit plans are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets.

(3)	Functional and presentation currency

These consolidated financial statements are presented in Korean won (presented as “won” or “KRW”), which is also the functional currency of KEPCO and most of the significant operating subsidiaries.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with KIFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Meanwhile, the Group considers climate-related risks resulting from climate change and the establishment of a global greenhouse gas reduction implementation system in its estimates and assumptions. Climate-related risks increase the uncertainty of the estimates and assumptions considered in various items of the financial statements, and the Group carefully monitors climate-related changes and developments, such as new climate-related legislation, even if it does not have a material impact on current measurements.

The followings are the key assumptions and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

(i)	Useful lives of property, plant and equipment, Intangible assets other than goodwill and estimations on provision for decommissioning costs.

The Group reviews the estimated useful lives of property, plant and equipment at the end of each annual reporting period. Management’s assumptions could affect the determination of estimated economic useful lives.

The Group records the fair value of estimated decommissioning costs as a liability in the period in which the Group incurs a legal obligation associated with the retirement of long-lived assets that result from acquisition, construction, development and/or normal use of the assets. The Group is required to record a liability for the dismantling (demolition) of nuclear power plants and disposal of spent fuel and low and intermediate radioactive wastes. The measurement of such liability is subject to change based on change in estimated cash flow, inflation rate, discount rate, and expected timing of decommissioning.

(ii)	Deferred tax

The Group recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities of each consolidated taxpaying entity. However, the amount of deferred tax assets may be different if the Group determines the estimated future taxable income is not sufficient to realize the deferred tax assets recognized.

(iii)	Valuations of financial instruments at fair values

The Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Group has established control framework with respect to the measurement of fair values. The valuation team regularly reviews significant unobservable inputs and valuation adjustments.

If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of KIFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments, continued

(iv)	Defined employee benefit liabilities

The Group offers its employees defined benefit plans. The cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each reporting period. For actuarial valuations, certain inputs such as discount rates and future salary increases are estimated. Defined benefit plans contain significant uncertainties in estimations due to its long-term nature (refer to Note 25).

(v)	Unbilled revenue

Electricity delivered but neither metered nor billed is estimated at the reporting date based on the volume of electricity delivered which can vary significantly as a result of customer usage patterns, customer mix, meter reading schedules, weather, and etc. Unbilled revenue recognized as of March 31, 2024 and 2023 are ~~W~~2,054,355 million and ~~W~~1,782,255 million, respectively.

(vi)	Construction contracts

The Group recognizes revenue over time using the cost-based input method which represents a faithful depiction of the Group’s progress towards complete satisfaction of providing the power plant construction, which has been identified as a single performance obligation. In applying the cost-based input method, it is necessary to use estimates and assumptions related to the Group’s efforts or inputs expected to be incurred. Costs incurred towards contract completion include costs associated with direct materials, labor, and other indirect costs related to contract performance. Judgment is required in estimating the costs expected to incur in completing the construction projects which involves estimating future materials, labor, contingencies and other related costs. Revenue is estimated based on the contractual amount; however, it can also be affected by uncertainties resulting from unexpected future events.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

2.	Basis of Preparation, Continued

(5)	Changes in accounting policies

Changes in accounting standards effective from January 1, 2024 are as follows. The Group believes that these amendments have no significant impact on the Group’s interim consolidated financial statements. The Group has not early adopted any other standards, interpretations or amendments that have been issued but not yet effective.

Amendments to KIFRS 1007 and KIFRS 1107 - Supplier Finance Arrangements

The amendments clarify the characteristics of supplier finance arrangements and require additional disclosure of such arrangements. The disclosure requirements in the amendments are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk. The transition rules clarify that an entity is not required to provide the disclosures in any interim periods in the year of initial application of the amendments.

Amendments to KIFRS 1116 - Lease Liability in a Sale and Leaseback

The amendments specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains.

Amendments to KIFRS 1001 - Classification of Liabilities as Current or Non-current

The amendments to paragraphs 69 to 76 of KIFRS 1001 specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

•	what is meant by a right to defer settlement;

•	that a right to defer must exist at the end of the reporting period;

•	that classification is unaffected by the likelihood that an entity will exercise its deferral right; and

•	that only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

In addition, a requirement has been introduced whereby an entity must disclose when a liability arising from a loan agreement is classified as non-current and the entity’s right to defer settlement is contingent on compliance with future covenants within twelve months.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

3.	Material Accounting Policies

The accounting policies applied by the Group in these consolidated financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2023, except for the changes described in Note 2.(5).

4.	Segment, Geographic and Other Information

(1)	Segment determination and explanation of the measurements

The Group’s operating segments are its business components that generate discrete financial information that is reported to and regularly reviewed by chief operating decision makers of the Group including but not limited to the Chief Executive Officer, for the purpose of resource allocation and assessment of segment performance. The Group’s reportable segments are “Transmission and distribution”, “Electric power generation (Nuclear)”, “Electric power generation (Non-nuclear)”, “Plant maintenance & engineering service” and “Others”; others mainly represent the business Unit that manages the Group’s foreign operations.

Segment operating profit (loss) is determined in the same way that consolidated operating profit is determined under KIFRS without any adjustment for corporate allocations. The accounting policies used by each segment are consistent with the accounting policies used in the preparation of the consolidated financial statements. Segment assets and liabilities are determined based on separate financial statements of the entities instead of on a consolidated basis. There are various transactions between the reportable segments, including sales of property, plant and equipment and so on, that are conducted on an arm’s-length basis at market prices that would be applicable to an independent third party. For subsidiaries which are in a different segment from that of its immediate parent company, their carrying amount in separate financial statements is eliminated in the consolidating adjustments in the tables below. In addition, consolidation adjustments in the table below include adjustments of the amount of investment in associates and joint ventures from the cost basis amount reflected in segment assets to that determined using equity method in the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

4.	Segment, Geographic and Other Information, Continued

(2)	Financial information of the segments for each of the three-month periods ended March 31, 2024 and 2023, respectively, is as follows:

In millions of won
March 31, 2024
Segment	Total segment revenue		Intersegment revenue	Revenue from external customers	Operating profit (loss)	Depreciation and amortization	Interest income	Interest expense	Profit (loss) related associates, joint ventures and subsidiaries
Transmission and distribution	~~W~~	22,782,168	500,086	22,282,082	1,261,893	1,081,830	28,101	741,673	178,758
Electric power generation (Nuclear)		2,697,185	2,647,385	49,800	(277,567)	1,352,647	18,791	179,407	(5,618)
Electric power generation (Non-nuclear)		7,849,482	7,133,959	715,523	306,773	1,066,695	20,201	186,822	46,164
Plant maintenance & engineering service		782,106	679,651	102,455	99,109	38,350	5,756	1,947	185,223
Others		527,088	384,205	142,883	12,238	61,180	59,009	61,269	—
Consolidation adjustments		(11,345,286)	(11,345,286)	—	(103,103)	(47,903)	(13,417)	(19,389)	—

	~~W~~	23,292,743	—	23,292,743	1,299,343	3,552,799	118,441	1,151,729	404,527

In millions of won
March 31, 2023
Segment	Total segment revenue		Intersegment revenue	Revenue from external customers	Operating profit (loss)	Depreciation and amortization	Interest income	Interest expense	Profit (loss) related associates, joint ventures and subsidiaries
Transmission and distribution	~~W~~	20,910,408	470,437	20,439,971	(6,347,198)	1,056,059	25,844	641,129	131,712
Electric power generation (Nuclear)		2,323,476	2,297,761	25,715	(244,060)	1,110,986	12,977	171,940	(5,383)
Electric power generation (Non-nuclear)		11,072,912	10,192,607	880,305	457,737	1,027,405	13,922	181,021	116,522
Plant maintenance & engineering service		699,461	588,600	110,861	93,273	30,734	4,877	359	(1,467)
Others		626,117	488,947	137,170	23,427	61,155	56,938	68,889	—
Consolidation adjustments		(14,038,352)	(14,038,352)	—	(160,738)	(36,955)	(11,612)	(15,260)	—

	~~W~~	21,594,022	—	21,594,022	(6,177,559)	3,249,384	102,946	1,048,078	241,384

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

4.	Segment, Geographic and Other Information, Continued

(3)	Information related to segment assets and segment liabilities as of March 31, 2024 and December 31, 2023 is as follows:

In millions of won
March 31, 2024
Segment	Segment assets		Investments in associates and joint ventures	Acquisition of non-current assets	Segment liabilities
Transmission and distribution	~~W~~	135,726,531	6,276,641	2,065,679	116,470,194
Electric power generation (Nuclear)		70,450,811	169,397	786,846	45,889,841
Electric power generation (Non-nuclear)		65,414,241	3,776,318	811,597	37,724,862
Plant maintenance & engineering service		4,621,749	1,688	36,044	1,827,463
Others		13,892,533	—	87,616	6,540,878
Consolidation adjustments		(51,136,197)	—	(20,977)	(7,597,776)

	~~W~~	238,969,668	10,224,044	3,766,805	200,855,462

In millions of won
December 31, 2023
Segment	Segment assets		Investments in associates and joint ventures	Acquisition of non-current assets	Segment liabilities
Transmission and distribution	~~W~~	138,838,342	5,872,000	7,636,677	120,181,250
Electric power generation (Nuclear)		70,535,018	169,155	3,070,528	45,660,916
Electric power generation (Non-nuclear)		66,265,884	3,567,345	3,490,863	38,415,202
Plant maintenance & engineering service		4,271,409	54,088	203,352	1,549,863
Others		13,378,229	—	736,155	6,480,959
Consolidation adjustments		(53,573,917)	—	(390,686)	(9,837,975)

	~~W~~	239,714,965	9,662,588	14,746,889	202,450,215

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

4.	Segment, Geographic and Other Information, Continued

(4)	Geographic information

Electricity sales, the main operations of the Group, are conducted in the Republic of Korea. The following information on revenue from external customers and non-current assets is determined by the location of the customers and of the assets:

In millions of won	Revenue from external customers			Non-current assets (*2)
Geographical unit	March 31, 2024		March 31, 2023	March 31, 2024	December 31, 2023
Domestic	~~W~~	23,088,796	21,376,922	187,922,683	186,384,115
Overseas (*1)		203,947	217,100	5,049,435	4,822,845

	~~W~~	23,292,743	21,594,022	192,972,118	191,206,960

(*1)

Middle East and other Asian countries make up the majority of overseas revenue and non-current assets. Since the overseas revenue or non-current assets attributable to particular countries are not material, they are not disclosed individually.

(*2)	The amounts exclude financial assets, deferred tax assets and defined benefit assets.

(5)	Information on significant customers

There is no single customer who accounts for 10% or more of the Group’s revenue for each of the three-month periods ended March 31, 2024 and 2023.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

5.	Classification of Financial Instruments

(1)	Classification of financial assets as of March 31, 2024 and December 31, 2023 is as follows:

In millions of won	March 31, 2024
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income	Financial assets at amortized cost	Derivative assets (applying hedge accounting)	Total
Current assets
Cash and cash equivalents	~~W~~	—	—	2,950,340	—	2,950,340
Current financial assets
Current financial assets at fair value through profit or loss		2,092,538	—	—	—	2,092,538
Current financial assets at amortized costs		—	—	28,917	—	28,917
Current derivative assets		303,594	—	—	44,306	347,900
Other financial assets		—	—	749,268	—	749,268
Trade and other receivables		—	—	10,545,713	—	10,545,713

		2,396,132	—	14,274,238	44,306	16,714,676

Non-current assets
Non-current financial assets
Non-current financial assets at fair value through profit or loss		673,541	—	—	—	673,541
Non-current financial assets at fair value through other comprehensive income		—	568,331	—	—	568,331
Non-current financial assets at amortized costs		—	—	9,878	—	9,878
Non-current derivative assets		775,939	—	—	329,288	1,105,227
Other financial assets		—	—	1,684,103	—	1,684,103
Trade and other receivables		—	—	2,262,785	—	2,262,785

		1,449,480	568,331	3,956,766	329,288	6,303,865

	~~W~~	3,845,612	568,331	18,231,004	373,594	23,018,541

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

5.	Classification of Financial Instruments, Continued

(1)	Classification of financial assets as of March 31, 2024 and December 31, 2023 is as follows, continued:

In millions of won	December 31, 2023
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income	Financial assets at amortized cost	Derivative assets (applying hedge accounting)	Total
Current assets
Cash and cash equivalents	~~W~~	—	—	4,342,887	—	4,342,887
Current financial assets
Current financial assets at fair value through profit or loss		2,054,021	—	—	—	2,054,021
Current financial assets at amortized costs		—	—	28,905	—	28,905
Current derivative assets		227,434	—	—	80,298	307,732
Other financial assets		—	—	716,739	—	716,739
Trade and other receivables		—	—	11,985,735	—	11,985,735

		2,281,455	—	17,074,266	80,298	19,436,019

Non-current assets
Non-current financial assets
Non-current financial assets at fair value through profit or loss		657,264	—	—	—	657,264
Non-current financial assets at fair value through other comprehensive income		—	502,443	—	—	502,443
Non-current financial assets at amortized costs		—	—	9,938	—	9,938
Non-current derivative assets		503,514	—	—	189,148	692,662
Other financial assets		—	—	1,683,907	—	1,683,907
Trade and other receivables		—	—	2,193,587	—	2,193,587

		1,160,778	502,443	3,887,432	189,148	5,739,801

	~~W~~	3,442,233	502,443	20,961,698	269,446	25,175,820

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

5.	Classification of Financial Instruments, Continued

(2)	Classification of financial liabilities as of March 31, 2024 and December 31, 2023 is as follows:

In millions of won	March 31, 2024
	Financial liabilities at fair value through profit or loss		Financial liabilities recognized at amortized cost	Derivative liabilities (applying hedge accounting)	Total
Current liabilities
Borrowings	~~W~~	—	12,684,914	—	12,684,914
Debt securities		—	29,478,269	—	29,478,269
Derivative liabilities		30,331	—	—	30,331
Trade and other payables		—	9,344,187	—	9,344,187

		30,331	51,507,370	—	51,537,701

Non-current liabilities
Borrowings		—	3,484,983	—	3,484,983
Debt securities		—	84,784,718	—	84,784,718
Derivative liabilities		269,368	—	4,921	274,289
Trade and other payables		—	4,948,466	—	4,948,466

		269,368	93,218,167	4,921	93,492,456

	~~W~~	299,699	144,725,537	4,921	145,030,157

In millions of won	December 31, 2023
	Financial liabilities at fair value through profit or loss		Financial liabilities recognized at amortized cost	Derivative liabilities (applying hedge accounting)	Total
Current liabilities
Borrowings	~~W~~	—	16,446,821	—	16,446,821
Debt securities		—	24,674,526	—	24,674,526
Derivative liabilities		18,379	—	—	18,379
Trade and other payables		—	9,089,973	—	9,089,973

		18,379	50,211,320	—	50,229,699

Non-current liabilities
Borrowings		—	3,392,831	—	3,392,831
Debt securities		—	89,117,652	—	89,117,652
Derivative liabilities		410,291	—	23,564	433,855
Trade and other payables		—	4,981,957	—	4,981,957

		410,291	97,492,440	23,564	97,926,295

	~~W~~	428,670	147,703,760	23,564	148,155,994

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

5.	Classification of Financial Instruments, Continued

(3)	Classification of comprehensive income (loss) from financial instruments for each of the three-month periods ended March 31, 2024 and 2023 is as follows:

In millions of won		March 31, 2024		March 31, 2023
Cash and cash equivalents	Interest income	~~W~~	33,545	23,050
	Gain on foreign currency transactions and translations		6,367	9,685
Financial assets at fair value through profit or loss	Interest income		17,096	15,253
	Dividends income		78	150
	Gain on valuation of financial assets		36,433	16,721
	Gain on disposal of financial assets		8,081	2,276
Financial assets at fair value through other comprehensive income	Dividends income		—	39
Financial assets at amortized cost	Interest income		266	265
	Gain (loss) on foreign currency transactions and translations		1,858	(837)
Loans	Interest income		9,879	11,947
	Gain on foreign currency transactions and translations		1,871	209
Trade and other receivables	Interest income		45,920	38,851
	Gain on foreign currency transactions and translations		32,146	22,098
Short-term financial instruments	Interest income		4,266	7,436
Long-term financial instruments	Interest income		7,385	5,894
	Gain on foreign currency transactions and translations		1	1
Other financial assets	Interest income		84	250
Financial liabilities carried at amortized cost	Interest expense of borrowings and debt securities		943,406	846,828
	Interest expense of trade and other payables		35,662	27,493
	Interest expense of others		172,661	173,757
	Other finance income		712	682
	Other finance expenses		560	502
	Loss on foreign currency transactions and translations		(795,332)	(520,803)
Derivative assets (trading)	Gain on valuation of derivatives		470,717	215,500
	Gain on transaction of derivatives		34,202	25,392
Derivatives (applying hedge accounting)	Gain on valuation of derivatives (profit or loss)		205,663	152,352
	Gain on valuation of derivatives (equity, before tax)		1,148	6,751
	Gain on transaction of derivatives		100	2,396

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

6.	Restricted Deposits

Restricted deposits as of March 31, 2024 and December 31, 2023 are as follows:

In millions of won		March 31, 2024		December 31, 2023
Cash and cash equivalents	Escrow accounts	~~W~~	3,056	3,010
	Deposits for government project and others		35,281	26,969
	Collateral provided for borrowings		178,827	190,525
	Collateral provided for lawsuit		54	54
	Deposits for transmission regional support program		11,906	9,481
	Deposits for other business purposes		5,661	5,550
Short-term financial instruments	Restriction on withdrawal related to ‘win-win growth program’ for small and medium enterprises and others		80,500	80,500
	Collateral provided for borrowings		52,324	24,728
Non-current financial assets at fair value through profit or loss	Decommissioning costs of nuclear power plants		274,347	271,047
Long-term financial instruments	Guarantee deposits for banking accounts at oversea branches		37	36
	Collateral provided for borrowings		28,245	28,245
	Decommissioning costs of nuclear power plants		655,136	655,030
Other non-current assets	Deposits for other business purposes		8,463	7,558

		~~W~~	1,333,837	1,302,733

7.	Cash and Cash Equivalents

Cash and cash equivalents as of March 31, 2024 and December 31, 2023 are as follows:

In millions of won	March 31, 2024		December 31, 2023
Cash	~~W~~	8,250	14,070
Other demand deposits		1,828,839	1,780,548
Short-term deposits classified as cash equivalents		900,348	1,107,687
Short-term investments classified as cash equivalents		212,903	1,440,582

	~~W~~	2,950,340	4,342,887

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

8.	Trade and Other Receivables

(1)	Trade and other receivables as of March 31, 2024 and December 31, 2023 are as follows:

In millions of won	March 31, 2024
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Trade receivables	~~W~~	9,888,863	(238,214)	—	9,650,649
Other receivables		947,989	(47,733)	(5,192)	895,064

		10,836,852	(285,947)	(5,192)	10,545,713

Non-current assets
Trade receivables		211,260	(2,582)	—	208,678
Other receivables		2,147,290	(80,419)	(12,764)	2,054,107

		2,358,550	(83,001)	(12,764)	2,262,785

	~~W~~	13,195,402	(368,948)	(17,956)	12,808,498

In millions of won	December 31, 2023
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Trade receivables	~~W~~	11,239,601	(230,058)	—	11,009,543
Other receivables		1,034,655	(53,683)	(4,780)	976,192

		12,274,256	(283,741)	(4,780)	11,985,735

Non-current assets
Trade receivables		207,668	(2,587)	—	205,081
Other receivables		2,080,830	(80,270)	(12,054)	1,988,506

		2,288,498	(82,857)	(12,054)	2,193,587

	~~W~~	14,562,754	(366,598)	(16,834)	14,179,322

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

8.	Trade and Other Receivables, Continued

(2)	Other receivables as of March 31, 2024 and December 31, 2023 are as follows:

In millions of won	March 31, 2024
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Non-trade receivables	~~W~~	370,215	(43,722)	(53)	326,440
Accrued income		109,751	—	—	109,751
Deposits		311,904	(4)	(5,139)	306,761
Finance lease receivables (*1)		74,898	(2,715)	—	72,183
Others		81,221	(1,292)	—	79,929

		947,989	(47,733)	(5,192)	895,064

Non-current assets
Non-trade receivables		197,443	(50,678)	(102)	146,663
Accrued income		12,501	—	—	12,501
Deposits		466,462	(263)	(12,662)	453,537
Finance lease receivables (*2)		1,220,982	(2,370)	—	1,218,612
Others		249,902	(27,108)	—	222,794

		2,147,290	(80,419)	(12,764)	2,054,107

	~~W~~	3,095,279	(128,152)	(17,956)	2,949,171

(*1)	The gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ~~W~~125,064 million.

(*2)	The gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ~~W~~951,504 million.

In millions of won	December 31, 2023
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Non-trade receivables	~~W~~	393,859	(49,626)	(53)	344,180
Accrued income		133,033	—	—	133,033
Deposits		317,541	(4)	(4,727)	312,810
Finance lease receivables (*1)		75,661	(2,761)	—	72,900
Others		114,561	(1,292)	—	113,269

		1,034,655	(53,683)	(4,780)	976,192

Non-current assets
Non-trade receivables		198,453	(54,182)	(102)	144,169
Accrued income		7,342	—	—	7,342
Deposits		441,721	(263)	(11,952)	429,506
Finance lease receivables (*2)		1,173,500	(2,495)	—	1,171,005
Others		259,814	(23,330)	—	236,484

		2,080,830	(80,270)	(12,054)	1,988,506

	~~W~~	3,115,485	(133,953)	(16,834)	2,964,698

(*1)	The gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ~~W~~114,118 million.
(*2)	The gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ~~W~~943,316 million.

(3)

Trade and other receivables are classified as financial assets at amortized cost and are measured using the effective interest rate method. No interest is accrued for trade receivables related to electricity for the duration between the billing date and the payment due dates. However once trade receivables are overdue, the Group imposes a monthly interest rate of 1.5% on the overdue trade receivables. The Group holds deposits of three months’ expected electricity usage for customers requesting temporary usage and customers with delinquent payments.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

8.	Trade and Other Receivables, Continued

(4)	Aging analysis of trade receivables as of March 31, 2024 and December 31, 2023 is as follows:

In millions of won	March 31, 2024		December 31, 2023
Trade receivables: (not overdue)	~~W~~	9,775,269	11,120,582

Trade receivables: (impairment reviewed)		324,854	326,687

Less than 60 days		5,005	6,403
60 ~ 90 days		64,976	55,802
90 ~ 120 days		13,268	20,535
120 days ~ 1 year		57,327	58,350
More than 1 year		184,278	185,597

		10,100,123	11,447,269
Less: allowance for doubtful accounts		(240,796)	(232,645)

	~~W~~	9,859,327	11,214,624

At the end of each reporting period, the Group assesses whether the credit to trade receivables is impaired. The Group recognizes loss allowances for trade receivables individually when there is any objective evidence that other receivables are impaired and significant and classifies the trade receivables that are not individually assessed as the trade receivables subject to be assessed on a collective basis. Also, the Group recognizes loss allowances based on an “expected credit loss” (ECL) model.

(5)	Changes in the allowance for doubtful accounts for the three-month period ended March 31, 2024 and for the year ended December 31, 2023 are as follows:

In millions of won	March 31, 2024			December 31, 2023
	Trade receivables		Other receivables	Trade receivables	Other receivables
Beginning balance	~~W~~	232,645	133,953	199,000	109,453
Bad debts expense		11,904	1,903	68,385	24,290
Write-off		(2,244)	(13,742)	(26,109)	(4,472)
Reversal		(1,729)	—	(5,577)	(1,942)
Others		220	6,038	(3,054)	6,624

Ending balance	~~W~~	240,796	128,152	232,645	133,953

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

9.	Financial Assets at Fair Value through Profit or Loss

Financial assets at fair value through profit or loss as of March 31, 2024 and December 31, 2023 are as follows:

In millions of won	March 31, 2024			December 31, 2023
	Current		Non-current	Current	Non-current
Financial assets at fair value through profit or loss
Beneficiary Certificate	~~W~~	307	109,287	130,363	107,252
Cooperative		—	6,869	—	6,735
Others (*)		2,092,231	390,941	1,923,658	376,602

		2,092,538	507,097	2,054,021	490,589

Financial assets designated as at fair value through profit or loss
Debt with embedded derivatives		—	166,444	—	166,675

	~~W~~	2,092,538	673,541	2,054,021	657,264

(*) “Others” include MMT which is composed of government bonds, RP (Repurchase Paper), CP (Commercial Paper), etc.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

10.	Financial Assets at Fair Value through Other Comprehensive Income

(1)	Changes in financial assets at fair value through other comprehensive income for the three-month period ended March 31, 2024 and for the year ended December 31, 2023 are as follows:

In millions of won	March 31, 2024
	Beginning balance		Acquisition	Disposal	Valuation	Others	Ending balance
Equity securities
Listed	~~W~~	285,054	—	—	63,732	4	348,790
Unlisted		212,762	—	—	(83)	2,235	214,914

		497,816	—	—	63,649	2,239	563,704

Debt securities
Corporate bond		4,627	—	—	—	—	4,627

	~~W~~	502,443	—	—	63,649	2,239	568,331

Current financial assets at fair value through other comprehensive income	~~W~~	—	—	—	—	—	—
Non-current financial assets at fair value through other comprehensive income		502,443	—	—	63,649	2,239	568,331

In millions of won	December 31, 2023
	Beginning balance		Acquisition	Disposal	Valuation	Others	Ending balance
Equity securities
Listed	~~W~~	300,057	430	—	(15,433)	—	285,054
Unlisted		202,243	9,550	(5,332)	5,445	856	212,762

		502,300	9,980	(5,332)	(9,988)	856	497,816

Debt securities
Corporate bond		529	4,080	—	18	—	4,627

	~~W~~	502,829	14,060	(5,332)	(9,970)	856	502,443

Current financial assets at fair value through other comprehensive income	~~W~~	—	—	—	—	—	—
Non-current financial assets at fair value through other comprehensive income		502,829	14,060	(5,332)	(9,970)	856	502,443

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of March 31, 2024 and December 31, 2023 are as follows:

In millions of won	March 31, 2024
	Shares	Ownership	Acquisition cost		Book value	Fair value
Listed
Korea District Heating Corp.	2,264,068	19.55%	~~W~~	173,201	82,865	82,865
KG Mobility Co., Ltd.	12,205	0.01%		428	79	79
SM Korea Line Corp.	180	0.00%		1	—	—
Namkwang Engineering & Construction Co., Ltd.	46	0.00%		15	—	—
Bumyang Construction Co., Ltd.	35	0.00%		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	46	46
PAN Ocean Co., Ltd.	1,492	0.00%		14	6	6
STX Heavy Industries Co., Ltd.	68,874	0.24%		537	796	796
Codes Combine Co., Ltd.	291	0.00%		1	1	1
PT Adaro Energy Tbk.	480,000,000	1.50%		65,028	110,030	110,030
Denison Mines Corp.	58,284,000	6.53%		84,134	153,655	153,655
Fission Uranium Corp.	100,000	0.01%		41	96	96
SangSangin Industry Co., Ltd.	1,457	0.01%		38	4	4
Vitzrosys Co., Ltd.	399	0.00%		2	—	—
EMnI Co., Ltd.	628	0.00%		25	1	1
Vissem electronics, Co., Ltd.	301	0.00%		11	2	2
KC Industry Co., Ltd.	139	0.00%		6	—	—
Ihsung CNI Co., Ltd.	142,860	4.81%		1,500	1,200	1,200
Aone Alform Co., Ltd.	2,672	0.04%		19	4	4
BDI Co., Ltd. (*3)	6,391,268	32.54%		4	5	5

				325,224	348,790	348,790

Unlisted (*1)
Set Holding (*2)	1,100,220	2.50%		229,255	165,923	165,923
SGC Greenpower Co., Ltd.	580,000	5.00%		2,900	6,249	6,249
Le Soleil KHNP LLC	137,600	19.00%		1,376	1,376	1,376
Ihsung CNI Co., Ltd.	127,660	4.30%		1,500	1,937	1,937
H Robotics Co., Ltd.	903,601	8.05%		4,000	5,639	5,639
Good Tcells Co., Ltd.	11,364	0.33%		500	399	399
IPS Bio Co., Ltd.	1,975	3.13%		1,000	897	897
Nine B Co., Ltd.	5,000	4.96%		1,000	1,000	1,000
Orano Expansion	5,742,405	4.72%		—	—	—
Common Computer Co., Ltd.	3,856	1.64%		1,000	1,154	1,154
Fine Powerex Co., Ltd.	72,633	4.58%		1,500	1,772	1,772
Agencore Co., Ltd.	175,779	8.08%		2,200	2,200	2,200
SamHong Machinery Co., Ltd.	476,192	8.98%		5,000	5,000	5,000
Aloha Factory Co., Ltd.	2,970	3.70%		1,000	739	739
Dailyshot Co., Ltd.	1,695	1.85%		1,001	1,001	1,001
Mediquitous Co., Ltd.	5,080	0.63%		1,250	1,250	1,250
Black Materials Co., Ltd.	37,038	8.31%		500	500	500
Monit Co., Ltd.	166,667	14.29%		1,000	1,000	1,000
3i Powergen Inc.	—	15.00%		1,482	—	—
Enersys Co., Ltd.	9,763	19.62%		2,050	2,050	2,050
Kalman Co., Ltd.	23,172	10.02%		1,000	1,000	1,000
Himet Co., Ltd.	1,754,386	13.93%		5,000	5,000	5,000
Gunsan Bio Energy Co., Ltd. (*4)	200,000	18.87%		1,000	—	—
PT. Kedap Sayaaq	671	10.00%		18,540	—	—
Joongang Platec Co., Ltd.	3,591	0.75%		72	35	35
Hwan Young Steel Co., Ltd. and others (*5)	—	—		12,429	8,793	8,793

				297,555	214,914	214,914

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of March 31, 2024 and December 31, 2023 are as follows, continued:

In millions of won	March 31, 2024
	Shares	Ownership	Acquisition cost		Book value	Fair value
Debt securities (*1)
Aron Flying Ship Co., Ltd.	—	—	~~W~~	491	547	547
Ino Platech Co., Ltd.	—	—		1,080	1,080	1,080
Daebon Tech Co., Ltd.	—	—		3,000	3,000	3,000

				4,571	4,627	4,627

			~~W~~	627,350	568,331	568,331

(*1)	The Group used initial cost as their fair value because there was not enough information to determine fair value, and the range of the estimated fair value is wide.
(*2)

The Group has estimated the fair value of Set Holding by using the income approach and has recognized the difference between its fair value and book value as gain or loss on valuation of financial assets at FVOCI in other comprehensive income or loss during the three-month period ended March 31, 2024.

(*3)

The Group additionally acquired shares in the entity through conversion of investments performed in accordance with corporate rehabilitation procedures, and classified the investments in the entity as financial assets at fair value through other comprehensive income as the Group does not hold a significant influence over the entity until the corporate rehabilitation procedures are completed.

(*4)

Bankruptcy was declared during the year ended December 31, 2023. The Group cannot hold significant influence due to the appointment of a bankruptcy trustee, so the entity was reclassified as financial assets at fair value through other comprehensive income.

(*5)	Equity securities, acquired through debt-for-equity swaps of electricity rate bonds and others, consist of 430 companies including Hwan Young Steel Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of March 31, 2024 and December 31, 2023 are as follows, continued:

In millions of won	December 31, 2023
	Shares	Ownership	Acquisition cost		Book value	Fair value
Listed
Korea District Heating Corp.	2,264,068	19.55%	~~W~~	173,201	55,356	55,356
KG Mobility Co., Ltd.	12,205	0.01%		428	106	106
SM Korea Line Corp.	180	0.00%		1	—	—
Namkwang Engineering & Construction Co., Ltd.	46	0.00%		15	—	—
Bumyang Construction Co., Ltd.	35	0.00%		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	43	43
PAN Ocean Co., Ltd.	1,492	0.00%		14	6	6
STX Heavy Industries Co., Ltd.	68,874	0.24%		537	806	806
Codes Combine Co., Ltd.	291	0.00%		1	1	1
PT Adaro Energy Tbk.	480,000,000	1.50%		65,028	95,505	95,505
Denison Mines Corp.	58,284,000	6.54%		84,134	131,790	131,790
Fission Uranium Corp.	100,000	0.01%		41	105	105
SangSangin Industry Co., Ltd.	1,457	0.01%		38	3	3
Vitzrosys Co., Ltd.	399	0.00%		2	—	—
EMnI Co., Ltd.	628	0.00%		25	1	1
Vissem electronics, Co., Ltd.	301	0.00%		11	1	1
KC Industry Co., Ltd.	139	0.00%		6	—	—
Aone Alform Co., Ltd.	2,672	0.04%		19	4	4
Ihsung CNI Co., Ltd.	142,860	4.81%		1,500	1,327	1,327
BDI Co., Ltd. (*3)	6,390,478	32.54%		—	—	—

				325,220	285,054	285,054

Unlisted (*1)
Set Holding (*2)	1,100,220	2.50%		229,255	165,923	165,923
SGC Greenpower Co., Ltd.	580,000	5.00%		2,900	6,249	6,249
Le Soleil KHNP LLC	137,600	19.00%		1,376	1,376	1,376
Orano Expansion	5,742,405	4.72%		—	—	—
3i Powergen Inc.	—	15.00%		1,482	—	—
PT. Kedap Sayaaq	671	10.00%		18,540	—	—
Ihsung CNI Co., Ltd.	127,660	4.30%		1,500	1,937	1,937
H Robotics Co., Ltd.	903,601	8.05%		4,000	5,639	5,639
Good Tcells Co., Ltd.	11,364	0.33%		500	399	399
IPS Bio Co., Ltd.	1,975	3.13%		1,000	897	897
Nine B Co., Ltd.	5,000	4.96%		1,000	1,000	1,000
Common Computer Co., Ltd.	3,856	1.64%		1,000	1,154	1,154
Fine Powerex Co., Ltd.	72,633	4.58%		1,500	1,772	1,772
Agencore Co., Ltd.	175,779	8.32%		2,200	2,200	2,200
SamHong Machinery Co., Ltd.	476,192	8.98%		5,000	5,000	5,000
Aloha Factory Co., Ltd.	2,970	3.70%		1,000	739	739
Dailyshot Co., Ltd.	1,695	1.85%		1,001	1,001	1,001
Mediquitous Co., Ltd.	5,080	0.64%		1,250	1,250	1,250
Black Materials Co., Ltd.	37,038	8.31%		500	500	500
Monit Co., Ltd.	166,667	14.29%		1,000	1,000	1,000
Enersys Co., Ltd.	9,763	19.62%		2,050	2,050	2,050
Kalman Co., Ltd.	23,172	10.02%		1,000	1,000	1,000
Himet Co., Ltd.	1,754,386	13.93%		5,000	5,000	5,000
Gunsan Bio Energy Co., Ltd. (*4)	200,000	18.87%		1,000	—	—
Joongang Platec Co., Ltd.	3,591	0.75%		72	35	35
Hwan Young Steel Co., Ltd. and others (*5)	—	—		10,501	6,641	6,641

				295,627	212,762	212,762

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of March 31, 2024 and December 31, 2023 are as follows, continued:

In millions of won	December 31, 2023
	Shares	Ownership	Acquisition cost		Book value	Fair value
Debt securities (*1)
Aron Flying Ship Co., Ltd.	—	—	~~W~~	491	547	547
Ino Platech Co., Ltd.	—	—		1,080	1,080	1,080
Daebon Tech Co., Ltd.	—	—		3,000	3,000	3,000

				4,571	4,627	4,627

			~~W~~	625,418	502,443	502,443

(*1)	The Group used initial cost as their fair value because there was not enough information to determine fair value, and the range of the estimated fair value is wide.
(*2)

The Group has estimated the fair value of Set Holding by using the income approach and has recognized the difference between its fair value and book value as gain or loss on valuation of financial assets at FVOCI in other comprehensive income or loss during the year ended December 31, 2023.

(*3)

The Group acquired shares in the entity through conversion of investments performed in corporate rehabilitation procedures, and classified the investment in the entity as financial assets at fair value through other comprehensive income as the Group does not hold a significant influence over the entity until the corporate rehabilitation procedures are completed.

(*4)

Bankruptcy was declared during the year ended December 31, 2023. The Group cannot hold significant influence due to the appointment of a bankruptcy trustee, so the entity was reclassified as financial assets at fair value through other comprehensive income.

(*5)	Equity securities, acquired through debt-for-equity swaps of electricity rate bonds and others, consist of 415 companies including Hwan Young Steel Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

11.	Financial Assets at Amortized Cost

Financial assets at amortized cost as of March 31, 2024 and December 31, 2023 are as follows:

In millions of won	March 31, 2024
	Financial assets at amortized cost		Book value
Government bonds	~~W~~	1,521	1,521
Others		37,274	37,274

	~~W~~	38,795	38,795

Current	~~W~~	28,917	28,917
Non-current		9,878	9,878

In millions of won	December 31, 2023
	Financial assets at amortized cost		Book value
Government bonds	~~W~~	1,528	1,528
Others		37,315	37,315

	~~W~~	38,843	38,843

Current	~~W~~	28,905	28,905
Non-current		9,938	9,938

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

12.	Derivatives

(1)	Derivatives as of March 31, 2024 and December 31, 2023 are as follows:

In millions of won	March 31, 2024			December 31, 2023
	Current		Non-current	Current	Non-current
Derivative assets
Currency forward	~~W~~	32,437	—	18,019	—
Currency swap		296,129	908,339	274,782	527,701
Interest rate swap		3,530	161,564	12,124	129,570
Others (*2,3)		15,804	35,324	2,807	35,391

	~~W~~	347,900	1,105,227	307,732	692,662

Derivative liabilities
Currency forward	~~W~~	—	—	4,755	—
Currency swap		17,887	144,839	6,867	287,824
Interest rate swap		—	36,000	—	48,238
Others (*1,2)		12,444	93,450	6,757	97,793

	~~W~~	30,331	274,289	18,379	433,855

(*1)

In relation to the agreement to purchase hybrid bonds issued by Samcheok Eco Materials Co., Ltd., an associate of the Group, the performance obligation as of March 31, 2024 which amounts to ~~W~~18,752 million (~~W~~18,752 million for the prior year) to the underwriter of the bonds was recorded as other derivative liabilities. In addition, the Group has granted stock option to Chester Solar IV SpA, a joint venture of the Group, and 4 other third party investors, and recorded the related fair value as of March 31, 2024 which amounts to ~~W~~6,253 million (~~W~~5,986 million for the prior year) as other derivative liabilities.

(*2)

The Group recorded the fair value of derivatives in accordance with the shareholders’ agreement of its associate, Hyundai Green Power Co., Ltd., as other derivatives. In addition, the fair value of the derivatives regarding the power sales agreement of its subsidiary, Elara Energy Project, LLC, were recorded as other derivatives.

(*3)	The Group recorded the fair value of derivatives regarding the Power Purchase Agreement (“PPA”) of its subsidiary Columboola Solar Farm Hold Co Pty., Ltd. as other derivatives.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

12.	Derivatives, Continued

(2)	Currency forward contracts which are not designated as hedging instruments as of March 31, 2024 are as follows:

In millions of won and thousands of foreign currencies except contract exchange rate information
Counterparty	Contract date	Maturity date	Contract amounts			Contract exchange rate (in won)
			Pay		Receive
Korea Development Bank	2024.02.29	2024.04.02	~~W~~	13,323	USD 10,000	~~W~~	1,332.30
Shinhan Bank	2024.02.29	2024.04.03		13,321	USD 10,000		1,332.10
Kookmin Bank	2024.03.12	2024.04.05		15,691	USD 12,000		1,307.60
Woori Bank	2024.03.06	2024.04.08		10,669	USD 8,000		1,333.60
Standard Chartered	2024.03.08	2024.04.11		17,203	USD 13,000		1,323.30
JP Morgan	2024.03.12	2024.04.15		15,715	USD 12,000		1,309.60
Nonghyup Bank	2024.03.15	2024.04.17		3,940	USD 3,000		1,313.30
Shinhan Bank	2024.03.15	2024.04.18		15,899	USD 12,000		1,324.90
Nonghyup Bank	2024.03.21	2024.04.12		15,934	USD 12,000		1,327.90
Korea Development Bank	2024.01.25	2024.04.08		10,645	USD 8,000		1,330.60
Busan Bank	2024.01.25	2024.04.08		6,654	USD 5,000		1,330.73
Hana Bank	2024.01.25	2024.04.08		7,985	USD 6,000		1,330.90
JP Morgan	2024.01.30	2024.04.12		14,582	USD 11,000		1,325.65
SMBC	2024.02.01	2024.04.12		7,967	USD 6,000		1,327.85
JP Morgan	2024.02.07	2024.04.23		6,603	USD 5,000		1,320.50
Mizuho Bank	2024.02.13	2024.05.08		9,259	USD 7,000		1,322.65
JP Morgan	2024.03.06	2024.04.26		7,996	USD 6,000		1,332.70
MUFG	2024.03.06	2024.05.13		9,319	USD 7,000		1,331.30
Mizuho Bank	2024.03.11	2024.04.23		13,118	USD 10,000		1,311.75
Shinhan Bank	2024.03.12	2024.04.26		6,541	USD 5,000		1,308.26
Mizuho Bank	2024.03.18	2024.05.23		6,643	USD 5,000		1,328.59
Hana Bank	2024.03.19	2024.04.26		21,379	USD 16,000		1,336.20
Mizuho Bank	2024.03.19	2024.04.26		12,026	USD 9,000		1,336.25
MUFG	2024.03.22	2024.04.23		8,006	USD 6,000		1,334.30
Mizuho Bank	2024.03.22	2024.04.23		11,342	USD 8,500		1,334.35
Morgan Stanley	2024.03.27	2024.04.23		5,377	USD 4,000		1,344.25
Morgan Stanley	2024.03.27	2024.04.26		5,376	USD 4,000		1,344.05
Mizuho Bank	2024.03.28	2024.04.26		9,417	USD 7,000		1,345.35
JP Morgan	2024.03.28	2024.05.08		2,689	USD 2,000		1,344.50
Morgan Stanley	2024.03.28	2024.05.08		16,133	USD 12,000		1,344.40
JP Morgan	2024.03.29	2024.04.01		93	USD 70		1,328.75
JP Morgan	2024.03.04	2024.04.08		3,626	USD 2,730		1,328.05
Hana Bank	2024.03.08	2024.04.12		6,611	USD 5,000		1,322.15
Woori Bank	2024.03.08	2024.04.12		6,606	USD 5,000		1,321.25
Mizuho Bank	2024.03.08	2024.04.12		6,605	USD 5,000		1,321.05
JP Morgan	2024.03.11	2024.04.15		6,569	USD 5,000		1,313.80
Kookmin Bank	2024.03.11	2024.04.19		6,564	USD 5,000		1,312.84
Hana Bank	2024.03.11	2024.04.15		6,558	USD 5,000		1,311.58
Nonghyup Bank	2024.03.11	2024.04.15		6,539	USD 5,000		1,307.70
JP Morgan	2024.03.21	2024.04.25		6,625	USD 5,000		1,324.90
Nonghyup Bank	2024.03.21	2024.04.25		6,618	USD 5,000		1,323.60
MUFG	2024.03.21	2024.04.25		6,615	USD 5,000		1,323.00
Korea Citi Bank	2024.03.04	2024.04.08		5,313	USD 4,000		1,328.19
Korea Citi Bank	2024.03.04	2024.04.08		10,614	USD 8,000		1,326.77
JP Morgan	2024.03.06	2024.04.08		302	USD 227		1,328.30
JP Morgan	2024.03.07	2024.04.12		2,654	USD 2,000		1,327.20
MUFG	2024.03.11	2024.04.23		2,627	USD 2,000		1,313.70
SMBC	2024.03.07	2024.04.12		5,304	USD 4,000		1,326.00
SMBC	2024.03.28	2024.04.23		5,368	USD 4,000		1,341.98
SMBC	2024.03.08	2024.04.23		6,604	USD 5,000		1,320.83
Nonghyup Bank	2024.03.07	2024.04.12		2,653	USD 2,000		1,326.30
Hana Bank	2024.03.08	2024.04.12		1,320	USD 1,000		1,319.95
HSBC	2020.10.19	2024.10.29		140,913	USD 125,000		1,127.30
Hana Bank	2024.03.07	2024.05.23		5,621	USD 4,247		1,323.53
MUFG	2024.03.11	2024.05.27		7,860	USD 6,000		1,309.95
Busan Bank	2024.03.11	2024.05.27		6,550	USD 5,000		1,310.08
Woori Bank	2024.03.11	2024.05.27		5,241	USD 4,000		1,310.15
JP Morgan	2024.03.11	2024.05.27		6,550	USD 5,000		1,310.00
Shinhan Bank	2024.03.26	2024.06.10		8,001	USD 6,000		1,333.50

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

12.	Derivatives, Continued

(3)	Currency swap contracts which are not designated as hedging instruments as of March 31, 2024 are as follows:

In millions of won and thousands of foreign currencies except contract exchange rate information
Counterparty	Contract year	Contract amount			Contract interest rate		Contract exchange rate (in won, USD)
		Pay		Receive	Pay	Receive
Standard Chartered	2014~2029	~~W~~	102,470	USD 100,000	3.14%	3.57%	~~W~~	1,024.70
Societe Generale	2014~2024		105,017	USD 100,000	4.92%	5.13%		1,050.17
Hana Bank	2015~2024		107,970	USD 100,000	4.75%	5.13%		1,079.70
Credit Agricole	2015~2024		94,219	USD 86,920	4.85%	5.13%		1,083.97
Woori Bank	2019~2027		21,708	USD 19,417	5.04%	6.75%		1,118.00
Woori Bank	2019~2024		296,000	USD 250,000	1.21%	2.50%		1,184.00
Korea Development Bank	2019~2024		177,600	USD 150,000	1.24%	2.50%		1,184.00
Hana Bank	2019~2024		118,400	USD 100,000	1.24%	2.50%		1,184.00
Woori Bank	2020~2025		241,320	USD 200,000	0.54%	1.13%		1,206.60
Korea Development Bank	2020~2025		241,320	USD 200,000	0.54%	1.13%		1,206.60
Kookmin Bank	2020~2025		120,660	USD 100,000	0.54%	1.13%		1,206.60
Kookmin Bank	2020~2026		76,355	USD 70,445	5.83%	6.00%		1,083.90
Woori Bank	2021~2026		118,170	USD 100,000	1.11%	1.13%		1,181.70
Korea Development Bank	2021~2026		118,170	USD 100,000	1.11%	1.13%		1,181.70
Hana Bank	2021~2026		118,170	USD 100,000	1.11%	1.13%		1,181.70
Hana Bank	2022~2025		385,800	USD 300,000	3.11%	3.63%		1,286.00
Woori Bank	2022~2025		257,200	USD 200,000	3.12%	3.63%		1,286.00
JP Morgan	2022~2027		128,600	USD 100,000	3.56%	4.00%		1,286.00
Woori Bank	2022~2027		128,600	USD 100,000	3.56%	4.00%		1,286.00
Kookmin Bank	2022~2027		128,600	USD 100,000	3.56%	4.00%		1,286.00
Korea Development Bank	2022~2026		283,820	USD 200,000	4.67%	5.38%		1,419.10
Hana Bank	2022~2026		141,910	USD 100,000	4.68%	5.38%		1,419.10
JP Morgan	2022~2026		141,910	USD 100,000	4.69%	5.38%		1,419.10
Woori Bank	2022~2026		141,910	USD 100,000	4.68%	5.38%		1,419.10
Korea Development Bank	2022~2028		283,820	USD 200,000	5.12%	5.50%		1,419.10
Woori Bank	2022~2028		141,910	USD 100,000	5.13%	5.50%		1,419.10
Hana Bank	2023~2026		256,000	USD 200,000	3.97%	5.38%		1,280.00
Shinhan Bank	2023~2026		192,000	USD 150,000	3.99%	5.38%		1,280.00
Kookmin Bank	2023~2026		128,000	USD 100,000	4.03%	5.38%		1,280.00
Korea Development Bank	2023~2026		256,000	USD 200,000	4.04%	5.38%		1,280.00
Bank of America	2023~2026		128,000	USD 100,000	4.04%	5.38%		1,280.00
Standard Chartered	2023~2026		128,000	USD 100,000	4.04%	5.38%		1,280.00
Woori Bank	2023~2026		192,000	USD 150,000	4.05%	5.38%		1,280.00
Shinhan Bank	2024~2027		133,060	USD 100,000	3.53%	4.88%		1,330.60
Kookmin Bank	2024~2027		133,060	USD 100,000	3.53%	4.88%		1,330.60
Korea Development Bank	2024~2027		864,890	USD 650,000	3.53%	4.88%		1,330.60
Bank of America	2024~2027		133,060	USD 100,000	3.53%	4.88%		1,330.60
Standard Chartered	2024~2027		133,060	USD 100,000	3.53%	4.88%		1,330.60
IBKS Securities Co., Ltd.	2024~2027		199,590	USD 150,000	3.53%	4.88%		1,330.60
Nomura	2015~2025		111,190	USD 100,000	2.60%	3.25%		1,111.90
Korea Development Bank	2015~2025		111,190	USD 100,000	2.62%	3.25%		1,111.90
Woori Bank	2015~2025		55,595	USD 50,000	2.62%	3.25%		1,111.90
Hana Bank	2015~2025		55,595	USD 50,000	2.62%	3.25%		1,111.90
Woori Bank	2017~2027		111,610	USD 100,000	2.25%	3.13%		1,116.10
Korea Development Bank	2017~2027		111,610	USD 100,000	2.31%	3.13%		1,116.10
Hana Bank	2017~2027		111,610	USD 100,000	2.31%	3.13%		1,116.10
Korea Development Bank	2018~2028		108,600	HKD 800,000	2.69%	3.35%		135.75
Shinhan Bank	2018~2028		115,387	HKD 850,000	2.66%	3.35%		135.75
Korea Citi Bank	2019~2024		239,956	CHF 200,000	1.44%	0.00%		1,199.78
Korea Development Bank	2019~2027		119,978	CHF 100,000	1.43%	0.05%		1,199.78
Woori Bank	2021~2026		222,800	USD 200,000	0.93%	1.25%		1,114.00
Shinhan Bank	2021~2026		111,400	USD 100,000	0.92%	1.25%		1,114.00

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

12.	Derivatives, Continued

(3)	Currency swap contracts which are not designated as hedging instruments as of March 31, 2024 are as follows, continued:

In millions of won and thousands of foreign currencies except contract exchange rate information
Counterparty	Contract year	Contract amount			Contract interest rate		Contract exchange rate (in won, USD)
		Pay		Receive	Pay	Receive
Korea Development Bank	2021~2026	~~W~~	111,400	USD 100,000	0.93%	1.25%	~~W~~	1,114.00
Nonghyup Bank	2021~2026		111,400	USD 100,000	0.93%	1.25%		1,114.00
Woori Bank	2022~2027		262,000	USD 200,000	3.62%	4.25%		1,310.00
Export-Import Bank of Korea	2022~2027		131,000	USD 100,000	3.63%	4.25%		1,310.00
Kookmin Bank	2022~2027		131,000	USD 100,000	3.62%	4.25%		1,310.00
Hana Bank	2022~2027		131,000	USD 100,000	3.61%	4.25%		1,310.00
Korea Development Bank	2022~2027		262,000	USD 200,000	3.63%	4.25%		1,310.00
Export-Import Bank of Korea	2022~2032		349,829	HKD 1,935,000	4.87%	5.16%		180.79
JP Morgan	2022~2032		75,194	HKD 415,000	5.00%	5.16%		181.19
Export-Import Bank of Korea	2023~2030		172,982	HKD 1,037,000	4.25%	4.51%		166.81
Hana Bank	2024~2028		128,940	USD 100,000	3.73%	5.00%		1,289.40
JP Morgan	2024~2028		128,940	USD 100,000	3.85%	5.00%		1,289.40
Korea Development Bank	2024~2028		257,880	USD 200,000	3.80%	5.00%		1,289.40
Korea Development Bank	2024~2028		128,940	USD 100,000	3.69%	5.00%		1,289.40
HSBC	2019~2024		USD 205,500	AUD 300,000	3M SOFR + 1.04%	3M BBSW + 0.97%		USD 0.69

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

12.	Derivatives, Continued

(4)	Currency swap contracts which are designated as hedging instruments as of March 31, 2024 are as follows:

In millions of won and thousands of foreign currencies except contract exchange rate information
Counterparty	Contract year	Contract amount			Contract interest rate		Contract exchange rate (in won)
		Pay		Receive	Pay	Receive
Kookmin Bank	2020~2025	~~W~~	118,780	USD 100,000	1.29%	2.13%	~~W~~	1,187.80
Shinhan Bank	2020~2025		118,780	USD 100,000	1.29%	2.13%		1,187.80
Hana Bank	2020~2025		118,780	USD 100,000	1.29%	2.13%		1,187.80
Korea Development Bank	2020~2026		118,910	USD 100,000	0.61%	1.00%		1,189.10
Hana Bank	2020~2026		118,910	USD 100,000	0.61%	1.00%		1,189.10
Woori Bank	2020~2026		118,910	USD 100,000	0.62%	1.00%		1,189.10
Nomura	2017~2037		52,457	EUR 40,000	2.60%	1.70%		1,311.42
Nomura	2017~2037		59,423	SEK 450,000	2.62%	2.36%		132.05
Kookmin Bank	2021~2026		114,230	USD 100,000	1.27%	1.25%		1,142.30
Korea Development Bank	2021~2026		114,230	USD 100,000	1.27%	1.25%		1,142.30
Hana Bank	2021~2026		114,230	USD 100,000	1.27%	1.25%		1,142.30
Korea Development Bank	2022~2027		123,710	USD 100,000	3.41%	3.63%		1,237.10
Woori Bank	2022~2027		123,710	USD 100,000	3.41%	3.63%		1,237.10
JP Morgan	2022~2027		123,710	USD 100,000	3.41%	3.63%		1,237.10
Korea Development Bank	2022~2025		128,560	USD 100,000	3.37%	4.13%		1,285.60
Woori Bank	2022~2025		128,560	USD 100,000	3.37%	4.13%		1,285.60
Kookmin Bank	2022~2025		128,560	USD 100,000	3.37%	4.13%		1,285.60
Woori Bank	2021~2026		220,600	USD 200,000	0.47%	0.75%		1,103.00
Shinhan Bank	2021~2026		220,600	USD 200,000	0.47%	0.75%		1,103.00
Hana Bank	2021~2026		55,150	USD 50,000	0.48%	0.75%		1,103.00
Shinhan Bank	2023~2026		132,930	USD 100,000	4.07%	5.38%		1,329.30
Nonghyup Bank	2023~2026		132,930	USD 100,000	4.05%	5.38%		1,329.30
Kookmin Bank	2023~2026		132,930	USD 100,000	4.07%	5.38%		1,329.30
Woori Bank	2020~2025		245,560	USD 200,000	0.93%	1.75%		1,227.80
Hana Bank	2020~2025		245,560	USD 200,000	0.93%	1.75%		1,227.80
Korea Development Bank	2020~2025		122,780	USD 100,000	0.93%	1.75%		1,227.80
JP Morgan	2022~2025		126,180	USD 100,000	2.80%	3.60%		1,261.80
Hana Bank	2022~2025		126,180	USD 100,000	2.80%	3.60%		1,261.80
Korea Development Bank	2022~2025		252,360	USD 200,000	2.83%	3.60%		1,261.80
Woori Bank	2022~2025		126,180	USD 100,000	2.85%	3.60%		1,261.80
Woori Bank	2023~2028		259,000	USD 200,000	3.83%	4.88%		1,295.00
Korea Development Bank	2023~2028		129,500	USD 100,000	3.85%	4.88%		1,295.00
Bank of America	2023~2028		64,750	USD 50,000	3.85%	4.88%		1,295.00

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

12.	Derivatives, Continued

(5)	Interest rate swap contracts which are not designated as hedging instruments as of March 31, 2024 are as follows:

In millions of won and thousands of foreign currencies				Contract interest rate per annum
Counterparty	Contract year	Contract amount		Pay	Receive
Nomura (*1)	2018~2038	~~W~~	30,000	3M CD + 0.10%	3.75%
Hana Bank	2019~2024		200,000	1.87%	3M CD + 0.13%
Shinhan Bank	2021~2025		100,000	2.32%	3M CD + 0.43%
Hana Bank	2022~2027		200,000	3.02%	3M CD + 0.61%
Hana Bank	2022~2027		200,000	3.04%	3M CD + 0.58%
Hana Bank	2022~2027		250,000	3.38%	3M CD + 0.59%
Nomura	2022~2027		200,000	3.55%	3M CD + 0.60%
Shinhan Bank	2022~2027		150,000	3.53%	3M CD + 0.55%
Hana Bank	2022~2027		200,000	3.70%	3M CD + 0.59%
Nomura	2022~2027		300,000	3.89%	3M CD + 0.67%
Hana Bank	2022~2027		200,000	3.93%	3M CD + 0.67%
Nomura	2022~2027		200,000	3.80%	3M CD + 0.68%
Nomura	2022~2027		300,000	4.04%	3M CD + 0.60%
Hana Bank	2022~2027		100,000	4.68%	3M CD + 1.04%
Hana Bank	2022~2027		100,000	5.45%	3M CD + 1.20%
Shinhan Bank	2023~2028		200,000	4.27%	3M CD + 0.76%
Shinhan Bank	2023~2028		50,000	4.27%	3M CD + 0.76%
Nomura	2023~2028		250,000	4.13%	3M CD + 0.73%
Hana Bank	2023~2028		200,000	3.74%	3M CD + 0.51%
Hana Bank	2023~2028		100,000	4.19%	3M CD + 0.50%
Shinhan Bank	2023~2028		300,000	3.81%	3M CD + 0.70%
Hana Bank	2023~2028		200,000	3.95%	3M CD + 0.50%
Shinhan Bank	2024~2029		200,000	3.84%	3M CD + 0.50%
Nomura	2017~2032		52,457	2.55%+Floating rate	2.60%
Nomura	2017~2032		59,423	2.57%+Floating rate	2.62%
Nomura (*2)	2021~2041		30,000	1.84%	2.60%
Nomura (*3)	2021~2041		50,000	1.87%	2.38%
ANZ	2022~2025		AUD 865	0.48%	3.33%
DBS Bank	2022~2025		AUD 865	0.48%	3.33%
Societe Generale	2022~2025		AUD 865	0.48%	3.28%
MUFG	2022~2048		USD 155,941	3M SOFR	3.71%
Mizuho Bank	2022~2048		USD 155,941	3M SOFR	1.05%
Mizuho Bank	2022~2024		USD 112,194	1M SOFR	1.80%
Rabobank	2022~2036		USD 37,130	1.83%	6M SOFR
Mizuho Capital Markets LLC	2021~2045		USD 89,100	5.38%	1.14%

(*1)	Depending on the counterparty exercising the right, the contract may be early settled on the same date every year from June 15, 2023.
(*2)	1.84% of the contract paying interest rate is applied for five years from the date of issuance, and 3M CMT+0.35% is applied thereafter.
(*3)	1.87% of the contract paying interest rate is applied for five years from the date of issuance, and 3M CMT+0.35% is applied thereafter.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

12.	Derivatives, Continued

(6)	Interest rate swap contracts which are designated as hedging instruments as of March 31, 2024 are as follows:

In thousands of USD			Contract interest rate per annum
Counterparty	Contract year	Contract amount	Pay	Receive
Export-Import Bank of Korea	2015~2031	USD 15,893	2.67%	6M USD Synthetic Libor
ING Bank	2015~2031	USD 7,861	2.67%	6M USD Synthetic Libor
BNP Paribas	2015~2031	USD 7,861	2.67%	6M USD Synthetic Libor
BNP Paribas	2009~2027	USD 41,040	4.16%	6M USD Synthetic Libor
KFW	2009~2027	USD 41,040	4.16%	6M USD Synthetic Libor
Export-Import Bank of Korea	2016~2036	USD 60,977	3.00%	6M USD Synthetic Libor

(7)

Gains and losses on valuation and transaction of derivatives for each of the three-month periods ended March 31, 2024 and 2023 are as follows and they are included as finance income and expenses in the consolidated statements of comprehensive income (loss):

In millions of won	Net income effects of valuation gain (loss)			Net income effects of transaction gain		Accumulated other comprehensive income (loss) (*)
	March 31, 2024		March 31, 2023	March 31, 2024	March 31, 2023	March 31, 2024	March 31, 2023
Currency forward	~~W~~	15,149	8,713	19,751	7,325	—	—
Currency swap		618,110	423,204	4,168	11,901	(2,478)	7,570
Interest rate swap		29,682	(64,065)	6,927	8,562	3,626	(819)
Other derivatives		13,439	—	3,456	—	—	—

	~~W~~	676,380	367,852	34,302	27,788	1,148	6,751

(*)

For each of the three-month periods ended March 31, 2024 and 2023, the net gain on valuation of derivatives applying cash flow hedge accounting of ~~W~~1,501 million and ~~W~~3,614 million, net of tax, are included in other comprehensive income, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

13.	Other Financial Assets

(1)	Other financial assets as of March 31, 2024 and December 31, 2023 are as follows:

In millions of won	March 31, 2024			December 31, 2023
	Current		Non-current	Current	Non-current
Loans	~~W~~	142,055	958,789	139,178	966,421
Less: allowance for doubtful accounts		(4)	(69,035)	(10)	(80,783)
Less: present value discount		(1,199)	(37,786)	(1,007)	(35,468)

		140,852	851,968	138,161	850,170

Long-term / short-term financial instruments		608,416	832,135	578,578	833,737

	~~W~~	749,268	1,684,103	716,739	1,683,907

(2)	Loans as of March 31, 2024 and December 31, 2023 are as follows:

In millions of won	March 31, 2024
	Face value		Allowance for doubtful accounts	Present value discount	Carrying value
Short-term loans
Loans for tuition	~~W~~	31,429	—	(1,199)	30,230
Loans for housing		39,635	—	—	39,635
Other loans		70,991	(4)	—	70,987

		142,055	(4)	(1,199)	140,852

Long-term loans
Loans for tuition		424,561	(24,745)	(37,786)	362,030
Loans for housing		291,238	—	—	291,238
Loans for related parties		232,445	(44,290)	—	188,155
Other loans		10,545	—	—	10,545

		958,789	(69,035)	(37,786)	851,968

	~~W~~	1,100,844	(69,039)	(38,985)	992,820

In millions of won	December 31, 2023
	Face value		Allowance for doubtful accounts	Present value discount	Carrying value
Short-term loans
Loans for tuition	~~W~~	30,497	—	(1,007)	29,490
Loans for housing		35,560	—	—	35,560
Other loans		73,121	(10)	—	73,111

		139,178	(10)	(1,007)	138,161

Long-term loans
Loans for tuition		419,684	(24,745)	(35,468)	359,471
Loans for housing		301,840	—	—	301,840
Loans for related parties		222,014	(43,640)	—	178,374
Other loans		22,883	(12,398)	—	10,485

		966,421	(80,783)	(35,468)	850,170

	~~W~~	1,105,599	(80,793)	(36,475)	988,331

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

13.	Other Financial Assets, Continued

(3)	Changes in the allowance for doubtful accounts of loans for the three-month period ended March 31, 2024 and for the year ended December 31, 2023 are as follows:

In millions of won	March 31, 2024		December 31, 2023
Beginning balance	~~W~~	80,793	54,837
Bad debts expense		643	16,394
Write-off		(12,397)	—
Others		—	9,562

Ending balance	~~W~~	69,039	80,793

(4)	Long-term and short-term financial instruments as of March 31, 2024 and December 31, 2023 are as follows:

In millions of won	March 31, 2024			December 31, 2023
	Current		Non-current	Current	Non-current
Time deposits	~~W~~	376,902	145,647	363,286	145,336
Others		231,514	686,488	215,292	688,401

	~~W~~	608,416	832,135	578,578	833,737

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

14.	Inventories

Inventories as of March 31, 2024 and December 31, 2023 are as follows:

In millions of won	March 31, 2024
	Acquisition cost		Valuation allowance	Book value
Raw materials	~~W~~	4,478,967	(1,387)	4,477,580
Merchandises		1,648	—	1,648
Work-in-progress		191,668	—	191,668
Finished goods		54,183	(57)	54,126
Supplies		2,965,930	—	2,965,930
Inventories-in-transit		941,332	—	941,332
Other inventories		18,146	—	18,146

	~~W~~	8,651,874	(1,444)	8,650,430

In millions of won	December 31, 2023
	Acquisition cost		Valuation allowance	Book value
Raw materials	~~W~~	4,624,638	(1,387)	4,623,251
Merchandises		335	—	335
Work-in-progress		187,304	—	187,304
Finished goods		97,272	(57)	97,215
Supplies		2,930,978	—	2,930,978
Inventories-in-transit		1,021,797	—	1,021,797
Other inventories		14,735	—	14,735

	~~W~~	8,877,059	(1,444)	8,875,615

The reversal of the allowance for loss on inventory valuation deducted from the cost of sales for the three-month period ended March 31, 2024 and for the year ended December 31, 2023 amounts to ~~W~~1,598 million and ~~W~~9,974 million, respectively.

The amounts of loss from inventory valuation included in other gains or losses for the three-month period ended March 31, 2024 and for the year ended December 31, 2023 were ~~W~~1,598 million and ~~W~~9,936 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

15.	Non-Financial Assets

Non-financial assets as of March 31, 2024 and December 31, 2023 are as follows:

In millions of won	March 31, 2024			December 31, 2023
	Current		Non-current	Current	Non-current
Advanced payments	~~W~~	299,836	47,020	300,350	75,489
Prepaid expenses		447,325	255,718	440,079	214,022
Others (*)		196,596	50,809	368,892	60,659

	~~W~~	943,757	353,547	1,109,321	350,170

(*)	Details of others as of March 31, 2024 and December 31, 2023 are as follows:

In millions of won	March 31, 2024			December 31, 2023
	Current		Non-current	Current	Non-current
Greenhouse gas emissions rights	~~W~~	38,164	—	25,246	—
Other quick assets		158,432	50,809	343,646	60,659

	~~W~~	196,596	50,809	368,892	60,659

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

16.	Consolidated Subsidiaries

(1)	Consolidated subsidiaries as of March 31, 2024 and December 31, 2023 are as follows:

Subsidiaries	Key operation activities	Location	Percentage of ownership (%)
			March 31, 2024	December 31, 2023
Korea Hydro & Nuclear Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea South-East Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea Midland Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea Western Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea Southern Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea East-West Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
KEPCO Engineering & Construction Company, Inc. (*1)	Engineering and construction for utility plant and others	Korea	51.00%	51.00%
KEPCO Plant Service & Engineering Co., Ltd.	Utility plant maintenance and others	Korea	51.00%	51.00%
KEPCO Nuclear Fuel Co., Ltd.	Nuclear fuel	Korea	96.36%	96.36%
KEPCO KDN Co., Ltd.	Electric power information technology and others	Korea	100.00%	100.00%
KEPCO International HongKong Ltd.	Holding company	Hong Kong	100.00%	100.00%
KEPCO International Philippines Inc.	Holding company	Philippines	100.00%	100.00%
KEPCO Gansu International Ltd.	Holding company	Hong Kong	100.00%	100.00%
KEPCO Philippines Holdings Inc.	Holding company	Philippines	100.00%	100.00%
KEPCO Philippines Corporation	Operation of utility plant	Philippines	100.00%	100.00%
KEPCO Ilijan Corporation	Construction and operation of utility plant	Philippines	51.00%	51.00%
KEPCO Neimenggu International Ltd.	Holding company	Hong Kong	100.00%	100.00%
KEPCO Shanxi International Ltd.	Holding company	Hong Kong	100.00%	100.00%
KOMIPO Global Pte Ltd.	Holding company	Singapore	100.00%	100.00%
KEPCO Netherlands B.V.	Holding company	Netherlands	100.00%	100.00%
KEPCO Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOSEP Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOMIPO Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOWEPO Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOSPO Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KEPCO Middle East Holding Company	Holding company	Bahrain	100.00%	100.00%
Qatrana Electric Power Company	Construction and operation of utility plant	Jordan	80.00%	80.00%
KHNP Canada Energy Ltd.	Holding company	Canada	100.00%	100.00%
KEPCO Bylong Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
Korea Waterbury Uranium Limited Partnership	Resources development	Canada	80.03%	80.03%
KEPCO Holdings de Mexico	Holding company	Mexico	100.00%	100.00%
KST Electric Power Company, S.A.P.I. de C.V.	Construction and operation of utility plant	Mexico	56.00%	56.00%
KEPCO Energy Service Company	Operation of utility plant	Mexico	100.00%	100.00%
KEPCO Netherlands S3 B.V.	Holding company	Netherlands	100.00%	100.00%
PT. KOMIPO Pembangkitan Jawa Bali	Operation of utility plant	Indonesia	51.00%	51.00%
PT. Cirebon Power Service (*2)	Operation of utility plant	Indonesia	27.50%	27.50%
KOWEPO International Corporation	Operation of utility plant	Philippines	99.99%	99.99%
KOSPO Jordan LLC	Operation of utility plant	Jordan	100.00%	100.00%
EWP America Inc.	Holding company	USA	100.00%	100.00%
EWP Renewable Corporation	Holding company	USA	100.00%	100.00%
KNF Canada Energy Limited	Holding company	Canada	100.00%	100.00%
EWP Barbados 1 SRL	Holding company	Barbados	100.00%	100.00%
California Power Holdings, LLC	Power generation	USA	100.00%	100.00%
Gyeonggi Green Energy Co., Ltd.	Power generation	Korea	62.01%	62.01%
PT. Tanggamus Electric Power	Power generation	Indonesia	52.50%	52.50%
Gyeongju Wind Power Co., Ltd.	Power generation	Korea	70.00%	70.00%
KOMIPO America Inc.	Holding company	USA	100.00%	100.00%
PT. EWP Indonesia	Holding company	Indonesia	99.96%	99.96%
KEPCO Netherlands J3 B.V.	Holding company	Netherlands	100.00%	100.00%
Korea Offshore Wind Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Global One Pioneer B.V.	Holding company	Netherlands	100.00%	100.00%
Global Energy Pioneer B.V.	Holding company	Netherlands	100.00%	100.00%
Mira Power Limited (*3)	Power generation	Pakistan	76.00%	76.00%
KOSEP Material Co., Ltd.	Recycling fly ashes	Korea	86.22%	86.22%
Commerce and Industry Energy Co., Ltd. (*4)	RDF power generation	Korea	85.03%	85.03%

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of March 31, 2024 and December 31, 2023 are as follows, continued:

Subsidiaries	Key operation activities	Location	Percentage of ownership (%)
			March 31, 2024	December 31, 2023
KEPCO KPS Philippines Corp.	Utility plant maintenance and others	Philippines	99.99%	99.99%
KOSPO Chile SpA	Holding company	Chile	100.00%	100.00%
PT. KOWEPO Sumsel Operation And Maintenance Services	Utility plant maintenance and others	Indonesia	95.00%	95.00%
Hee Mang Sunlight Power Co., Ltd.	Operation of utility plant	Korea	100.00%	100.00%
Fujeij Wind Power Company	Operation of utility plant	Jordan	100.00%	100.00%
KOSPO Youngnam Power Co., Ltd.	Operation of utility plant	Korea	100.00%	100.00%
Chitose Solar Power Plant LLC	Power generation	Japan	65.00%	65.00%
KEPCO ES Co., Ltd.	Energy service	Korea	100.00%	100.00%
KEPCO Solar Co., Ltd.	Power generation	Korea	100.00%	100.00%
KOSPO Power Services Ltda.	Utility plant maintenance and others	Chile	65.00%	65.00%
Energy New Industry Specialized Investment Private Investment Trust	Holding company	Korea	99.01%	99.01%
KOEN Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOMIPO Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOWEPO Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOSPO Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
EWP Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOWEPO Lao International	Utility plant maintenance and others	Laos	100.00%	100.00%
KEPCO Mangilao Holdings LLC	Holding company	USA	100.00%	100.00%
Mangilao Investment LLC	Holding company	USA	80.06%	80.06%
KEPCO Mangilao Solar, LLC	Power generation	USA	100.00%	100.00%
Jeju Hanlim Offshore Wind Co., Ltd.	Power generation	Korea	79.03%	79.03%
PT. Siborpa Eco Power	Construction and operation of utility plant	Indonesia	55.00%	55.00%
BSK E-New Industry Fund VII	Holding company	Korea	81.67%	81.67%
e-New Industry LB Fund 1	Holding company	Korea	76.11%	76.11%
Songhyun e-New Industry Fund	Holding company	Korea	80.65%	80.65%
BSK E-New Industry Fund X	Holding company	Korea	66.80%	66.80%
PT. Korea Energy Indonesia	Utility plant maintenance and others	Indonesia	95.00%	95.00%
KOLAT SpA	Utility plant maintenance and others	Chile	100.00%	100.00%
KEPCO California, LLC	Holding company	USA	100.00%	100.00%
KEPCO Mojave Holdings, LLC	Holding company	USA	100.00%	100.00%
Incheon Fuel Cell Co., Ltd.	Power generation	Korea	60.00%	60.00%
KOEN Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOMIPO Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOWEPO Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOSPO Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
EWP Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
PT. KOMIPO Energy Indonesia	Utility plant maintenance and others	Indonesia	95.00%	95.00%
KNF Partners Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOSPO USA Inc.	Holding company	USA	100.00%	100.00%
Nambu USA LLC	Holding company	USA	100.00%	100.00%
Tamra Offshore Wind Power Co., Ltd.	Power generation	Korea	63.00%	63.00%
KEPCO MCS Co., Ltd.	Electric meter reading and others	Korea	100.00%	100.00%
KEPCO FMS Co., Ltd.	Security service and others	Korea	100.00%	100.00%
Firstkeepers Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
Secutec Co., Ltd.	Security service	Korea	100.00%	100.00%
SE Green Energy Co., Ltd.	Power generation	Korea	84.80%	84.80%
Mangilao Intermediate Holdings LLC	Holding company	USA	100.00%	100.00%
KEPCO CSC Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOAK Power Limited	Hydro power facility maintenance	Pakistan	100.00%	100.00%
KOMIPO Europe B.V.	Holding company	Netherlands	100.00%	100.00%
Haenanum Energy Fund	Holding company	Korea	99.64%	99.64%
Paju Ecoenergy Co., Ltd.	Power generation	Korea	89.00%	89.00%
Guam Ukudu Power LLC	Power generation	USA	100.00%	100.00%
K-SOLAR SHINAN Co., Ltd.	Power generation	Korea	90.00%	90.00%
KPS Partners Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KEPCO E&C Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of March 31, 2024 and December 31, 2023 are as follows, continued:

Subsidiaries	Key operation activities	Location	Percentage of ownership (%)
			March 31, 2024	December 31, 2023
Moha solar Co., Ltd.	Power generation	Korea	100.00%	100.00%
Ogiri Solar Power Co., Ltd.	Power generation	Korea	70.00%	70.00%
KHNP USA LLC	Holding company	USA	100.00%	100.00%
KOMIPO Vanphong Power Service LLC	Utility plant maintenance and others	Vietnam	100.00%	100.00%
Energy Innovation Fund I	Holding company	Korea	71.91%	71.91%
KHNP Chile SpA	Holding company	Chile	100.00%	100.00%
Yeong Yang Apollon Photovoltaic Co., Ltd.	Power generation	Korea	100.00%	100.00%
Yeong Yang Corporation Co., Ltd.	Power generation	Korea	100.00%	100.00%
SolarVader Co., Ltd.	Power generation	Korea	100.00%	100.00%
Yeong Yang Innovation Co., Ltd.	Power generation	Korea	100.00%	100.00%
Yeong Yang Horus Photovoltaic Co., Ltd.	Power generation	Korea	100.00%	100.00%
Yeong Yang Solar Management Co., Ltd.	Power generation	Korea	100.00%	100.00%
LSG Hydro Power Limited	Holding company	Pakistan	99.80%	99.80%
KOEN Bio Co., Ltd.	Wood pellet utilization business	Korea	70.00%	70.00%
KOMIPO Energy Solution America, LLC	Holding company	USA	100.00%	100.00%
Elara Investment Holdings, LLC (*5)	Holding company	USA	0.10%	0.10%
Elara Equity Holdings, LLC	Holding company	USA	54.00%	54.00%
Elara Class B Holdings, LLC	Holding company	USA	100.00%	100.00%
Elara Class B Member, LLC	Holding company	USA	100.00%	100.00%
Elara Development Holdings, LLC	Holding company	USA	100.00%	100.00%
KOMIPO Development, LLC	Holding company	USA	100.00%	100.00%
Elara Energy Holdings, LLC (*5)	Holding company	USA	43.94%	43.94%
Elara Energy Project, LLC	Power generation	USA	100.00%	100.00%
KOMIPO Iberian Solar Group, S.L.U.	Holding company	Spain	100.00%	100.00%
Jeongam Wind Power Co., Ltd.	Power generation	Korea	80.00%	80.00%
KOWEPO Europe B.V.	Holding company	Netherlands	100.00%	100.00%
CVS Equity Holdings, LLC	Holding company	USA	81.34%	81.34%
CVS Class B Holdings, LLC	Holding company	USA	100.00%	100.00%
CVS Development Holdings, LLC	Holding company	USA	100.00%	100.00%
CVS Development, LLC	Holding company	USA	100.00%	100.00%
CVS Class B Member, LLC	Holding company	USA	100.00%	100.00%
CVS Energy Holdings, LLC	Holding company	USA	70.79%	70.79%
Concho Valley Energy, LLC	Holding company	USA	100.00%	100.00%
Concho Valley Solar, LLC	Power generation	USA	100.00%	100.00%
Yeongdeok Sunrise Wind Power Co., Ltd.	Power generation	Korea	70.00%	70.00%
UI Carbon-Neutrality Fund	Holding company	Korea	78.97%	78.97%
KA Power Limited	Power generation	Pakistan	100.00%	100.00%
Western Power Changgi Solar Co., Ltd.	Power generation	Korea	100.00%	100.00%
EWP Australia Pty., Ltd.	Holding company	Australia	100.00%	100.00%
Columboola Solar Farm Hold Co Pty., Ltd. (*3,6)	Holding company	Australia	74.04%	74.04%
Digital Innovation Growth Fund	Holding company	Korea	76.92%	76.92%
J Wind First, LLC (*7)	Company specializing in liquidization	Korea	—	—
KEPCO Holding Company	Holding company	Saudi Arabia	100.00%	100.00%
KEPCO for Maintenance Company	Utility plant maintenance and others	Saudi Arabia	100.00%	100.00%
KOSPO Trumbull LLC	Holding company	USA	100.00%	100.00%
Changjuk Wind Power Co., Ltd.	Power generation	Korea	73.00%	73.00%
Chile Solar JV SpA	Power generation	Chile	100.00%	100.00%
KEPCO KPS South Africa Pty., Ltd.	Utility plant maintenance and others	Republic of South Africa	100.00%	100.00%
KOWEPO Holding Limited	Holding company	United Arab Emirates	100.00%	100.00%
Magna Energy New Industrial Fund	Holding company	Korea	82.00%	82.00%
Columboola Solar Farm Nominees Pty., Ltd. (*3)	Power generation	Australia	100.00%	100.00%
Columboola Solar Farm Op Trust (*3)	Power generation	Australia	100.00%	100.00%
Columboola Solar Farm Fin Co Pty., Ltd. (*3)	Holding company	Australia	100.00%	100.00%
EWP ESS Holdings, LLC	Holding company	USA	100.00%	100.00%
Fairhaven ESS LLC	Holding company	USA	100.00%	100.00%
KOSPO Rutile, LLC	Holding company	USA	100.00%	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of March 31, 2024 and December 31, 2023 are as follows, continued:

(*1)	Considering treasury stocks, the effective percentage of ownership is 51.24%. The Group sold a portion of its stocks in the subsidiary (14.77%) during the year ended December 31, 2023.
(*2)

The effective percentage of ownership is less than 50%. However, this subsidiary is included in the consolidated financial statements as the Group obtained the majority of the voting power under the shareholders’ agreement.

(*3)

As of March 31, 2024, the annual reporting period of all subsidiaries ends on December 31, except for Mira Power Limited, Columboola Solar Farm Hold Co Pty., Ltd., Columboola Solar Farm Nominees Pty., Ltd., Columboola Solar Farm Op Trust and Columboola Solar Farm Fin Co Pty., Ltd.

(*4)

The Group guarantees a certain return on investments in Commerce and Industry Energy Co., Ltd. for the financial investors holding such investments. The financial investors have a right to claim the Group to sell its shares in the entity, which can be exercised 36 months after the date of acquisition.

(*5)

The effective percentage of ownership is less than 50%. However, this subsidiary is included in the consolidated financial statements as the Group has control over the board of directors under the shareholders’ agreement.

(*6)	Excluding preferred stocks, the percentage of ownership with voting rights is 100%.
(*7)

Although the Group does not hold a stake as of March 31, 2024, considering the purpose and design of the structured entity, the Group is exposed to volatility in the profits of the structured entity. In addition, Company has the ability to direct activities that can most significantly affect the operations of the structured entity, so it has been determined that the Group has control over the entity.

(2)	A subsidiary included in consolidation for the three-month period ended March 31, 2024 is as follows:

Subsidiaries	Reason
KOSPO Rutile, LLC	New investment

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the three-month period ended March 31, 2024 and for the year ended December 31, 2023 is as follows:

In millions of won
March 31, 2024
Subsidiaries	Total assets		Total liabilities	Sales	Profit (Loss) for the period
Korea Hydro & Nuclear Power Co., Ltd.	~~W~~	70,450,811	45,889,841	2,697,185	(310,400)
Korea South-East Power Co., Ltd.		12,838,162	6,677,968	1,751,702	15,153
Korea Midland Power Co., Ltd.		15,134,777	10,227,927	1,868,323	20,965
Korea Western Power Co., Ltd.		12,693,850	7,671,429	1,396,522	12,949
Korea Southern Power Co., Ltd.		13,219,482	7,655,167	1,500,647	20,215
Korea East-West Power Co., Ltd.		11,527,970	5,492,371	1,332,288	42,803
KEPCO Engineering & Construction Company, Inc.		880,406	347,310	127,615	8,647
KEPCO Plant Service & Engineering Co., Ltd.		1,689,311	471,374	332,450	42,335
KEPCO Nuclear Fuel Co., Ltd.		1,166,736	686,945	155,213	22,980
KEPCO KDN Co., Ltd.		889,823	321,834	166,828	150,792
KEPCO International HongKong Ltd.		141,088	—	—	1,195
KEPCO International Philippines Inc.		76,768	—	—	476
KEPCO Gansu International Ltd.		7,548	647	—	(12)
KEPCO Philippines Holdings Inc.		215,994	120	—	29,106
KEPCO Philippines Corporation		2,723	—	—	29
KEPCO Ilijan Corporation		150,271	754	—	826
KEPCO Neimenggu International Ltd.		296,804	4,460	—	(52)
KEPCO Shanxi International Ltd.		739,026	344,937	—	(634)
KOMIPO Global Pte Ltd.		405,723	2,294	—	7,346
KEPCO Netherlands B.V.		146,929	76	—	(201)
KEPCO Australia Pty., Ltd.		764	11	—	39
KOSEP Australia Pty., Ltd.		78,347	7,688	7,090	1,892
KOMIPO Australia Pty., Ltd.		84,871	3,083	7,090	(27)
KOWEPO Australia Pty., Ltd.		82,728	2,193	7,090	(1,696)
KOSPO Australia Pty., Ltd.		31,397	3,104	7,090	1,769
KEPCO Middle East Holding Company		121,961	110,076	—	(2,088)
Qatrana Electric Power Company		518,228	216,626	7,016	5,837
KHNP Canada Energy Ltd.		177,396	15,201	—	112
KEPCO Bylong Australia Pty., Ltd.		44,168	490,243	—	(26,571)
Korea Waterbury Uranium Limited Partnership		20,767	54	—	(50)
KEPCO Holdings de Mexico		972	2,791	—	(238)
KST Electric Power Company, S.A.P.I. de C.V.		651,087	498,928	22,281	5,091
KEPCO Energy Service Company		1,993	481	2,320	86
KEPCO Netherlands S3 B.V.		73,779	17,531	—	(53)
PT. KOMIPO Pembangkitan Jawa Bali		19,800	4,089	5,158	2,129
PT. Cirebon Power Service		3,176	788	2,345	66
KOWEPO International Corporation		—	11	—	—
KOSPO Jordan LLC		23,172	5,224	3,665	1,718
EWP America Inc. (*1)		49,537	5,484	3,560	(769)
KNF Canada Energy Limited		2,347	27	—	(15)
EWP Barbados 1 SRL		448,196	1,659	—	7,245
Gyeonggi Green Energy Co., Ltd.		170,129	212,671	16,353	(7,895)
PT. Tanggamus Electric Power		221,033	150,901	3,330	1,941
Gyeongju Wind Power Co., Ltd.		91,015	48,544	5,703	1,817
KOMIPO America Inc. (*2)		596,168	323,690	4,303	139
PT. EWP Indonesia		96,906	123	—	1,450
KEPCO Netherlands J3 B.V.		155,615	9,941	—	(231)
Korea Offshore Wind Power Co., Ltd.		337,638	144,424	10,713	2,597
Global One Pioneer B.V.		149	76	—	(18)
Global Energy Pioneer B.V.		353	76	—	(9)
Mira Power Limited		421,744	314,010	594	17,121
KOSEP Material Co., Ltd.		5,220	529	1,174	194
Commerce and Industry Energy Co., Ltd.		71,330	27,996	8,098	(727)
KEPCO KPS Philippines Corp.		8,652	2,579	4,001	1,011
KOSPO Chile SpA		175,089	80,052	—	(37)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the three-month period ended March 31, 2024 and for the year ended December 31, 2023 is as follows, continued:

In millions of won
March 31, 2024
Subsidiaries	Total assets		Total liabilities	Sales	Profit (Loss) for the period
PT. KOWEPO Sumsel Operation And Maintenance Services	~~W~~	26	264	—	—
Hee Mang Sunlight Power Co., Ltd.		5,907	2,410	143	23
Fujeij Wind Power Company		234,431	167,978	—	3,646
KOSPO Youngnam Power Co., Ltd.		385,131	278,187	114,935	2,680
Chitose Solar Power Plant LLC		91,698	76,931	3,228	459
KEPCO ES Co., Ltd.		315,329	8,858	1,225	2,490
KEPCO Solar Co., Ltd.		235,845	29,699	4,595	1,021
KOSPO Power Services Ltda.		7,474	7,156	4,646	526
Energy New Industry Specialized Investment Private Investment Trust (*3)		460,151	2,092	6,297	3,816
KOEN Bylong Pty., Ltd.		12	146	—	—
KOMIPO Bylong Pty., Ltd.		13	152	—	(5)
KOWEPO Bylong Pty., Ltd.		12	148	—	(5)
KOSPO Bylong Pty., Ltd.		366	524	—	—
EWP Bylong Pty., Ltd.		13	13	—	—
KOWEPO Lao International		14,822	872	2,700	835
KEPCO Mangilao Holdings LLC		91,149	40,393	197	47
Mangilao Investment LLC		214,592	16	—	—
KEPCO Mangilao Solar, LLC		214,255	777	4,215	979
Jeju Hanlim Offshore Wind Co., Ltd.		462,110	390,768	1,078	299
PT. Siborpa Eco Power		12,744	3	—	(9)
PT. Korea Energy Indonesia		3,356	1,902	385	(352)
KOLAT SpA		44,417	126	331	(83)
KEPCO California, LLC		48,720	7,109	314	56
KEPCO Mojave Holdings, LLC		95,980	81,361	—	(938)
Incheon Fuel Cell Co., Ltd.		257,480	238,389	21,297	(2,669)
KOEN Service Co., Ltd.		7,878	4,999	9,506	(47)
KOMIPO Service Co., Ltd.		8,646	5,497	9,536	(19)
KOWEPO Service Co., Ltd.		5,969	5,180	6,514	(2,913)
KOSPO Service Co., Ltd.		5,814	3,789	7,622	85
EWP Service Co., Ltd.		5,414	3,697	6,723	201
PT. KOMIPO Energy Indonesia		2,519	213	—	(470)
KNF partners Co., Ltd.		2,320	779	1,349	58
KOSPO USA Inc. (*4)		502,060	569	—	391
Nambu USA LLC		310,145	103	—	(321)
Tamra Offshore Wind Power Co., Ltd.		116,732	81,053	3,514	(708)
KEPCO MCS Co., Ltd.		92,353	57,963	66,939	(2,858)
KEPCO FMS Co., Ltd.		17,370	16,932	21,957	(2,730)
Firstkeepers Co., Ltd.		21,757	14,455	23,477	1,663
Secutec Co., Ltd.		15,418	10,352	19,019	937
SE Green Energy Co., Ltd.		127,647	95,859	7,388	(715)
Mangilao Intermediate Holdings LLC		214,987	120,122	—	(975)
KEPCO CSC Co., Ltd.		15,382	10,839	11,370	729
KOAK Power Limited		15,594	533	—	(261)
KOMIPO Europe B.V.		86,605	21	315	(233)
Haenanum Energy Fund		7,414	12	—	(9)
Paju Ecoenergy Co., Ltd.		59,890	2,127	2,855	(743)
Guam Ukudu Power LLC		805,865	776,461	—	(919)
K-SOLAR SHINAN Co., Ltd.		292,960	279,854	6,137	(2,162)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the three-month period ended March 31, 2024 and for the year ended December 31, 2023 is as follows, continued:

In millions of won
March 31, 2024
Subsidiaries	Total assets		Total liabilities	Sales	Profit (Loss) for the period
KPS Partners Co., Ltd.	~~W~~	3,591	1,902	3,278	24
KEPCO E&C Service Co., Ltd.		7,730	2,099	4,227	402
Moha solar Co., Ltd.		26,790	29,036	—	(74)
Ogiri Solar Power Co., Ltd.		1,032	36	—	(5)
KHNP USA LLC		2,113	534	289	139
KOMIPO Vanphong Power Service LLC		29,764	1,806	6,458	4,415
Energy Innovation Fund I		43,184	218	—	(214)
KHNP Chile SpA		5,727	4,403	—	(8)
Yeong Yang Apollon Photovoltaic Co., Ltd.		1,494	1,407	15	(15)
Yeong Yang Corporation Co., Ltd.		1,493	1,398	24	(6)
SolarVader Co., Ltd.		1,503	1,401	24	(6)
Yeong Yang Innovation Co., Ltd.		1,482	1,398	22	(7)
Yeong Yang Horus Photovoltaic Co., Ltd.		1,474	1,398	21	(7)
Yeong Yang Solar Management Co., Ltd.		1,517	1,401	26	(4)
LSG Hydro Power Limited		737	26	—	(40)
KOEN Bio Co., Ltd.		1,040	621	343	3
KOMIPO Iberian Solar Group, S.L.U.		82,280	69,311	—	(33)
Jeongam Wind Power Co., Ltd.		73,013	61,214	1,388	(915)
KOWEPO Europe B.V.		54	3,230	—	(50)
Yeongdeok Sunrise Wind Power Co., Ltd.		100,677	78,933	—	(129)
KA Power Limited		6,238	3,134	—	(73)
Western Power Changgi Solar Co., Ltd.		45,795	39,761	1,211	(100)
EWP Australia Pty., Ltd.		53,396	2	—	817
Columboola Solar Farm Hold Co Pty., Ltd. (*5)		310,347	211,671	2,738	1,526
Digital Innovation Growth Fund		11,813	95	—	189
J Wind First, LLC		55,257	55,257	745	—
KEPCO Holding Company		3,454	—	—	—
KEPCO for Maintenance Company		117	—	—	(6)
KOSPO Trumbull LLC		85,285	—	—	—
Changjuk Wind Power Co., Ltd.		24,936	2,393	1,904	610
Chile Solar JV SpA		91,577	76,560	3,494	(4,582)
KEPCO KPS South Africa Pty., Ltd.		12,742	7,031	8,393	598
KOWEPO Holding Limited		1,317	1,415	—	(48)

(*1)	Financial information of EWP America Inc. includes that of 4 other subsidiaries, EWP Renewable Corporation, California Power Holdings LLC, EWP ESS Holdings, LLC, and Fairhaven ESS LLC.
(*2)	Financial information of KOMIPO America Inc. includes that of 17 other subsidiaries including Elara Equity Holdings, LLC and CVS Equity Holdings, LLC.
(*3)

Financial information of Energy New Industry Specialized Investment Private Investment Trust includes that of 6 other subsidiaries, BSK E-New Industry Fund VII, e-New Industry LB Fund 1, Songhyun e-New Industry Fund, BSK E-New Industry Fund X, UI Carbon-Neutrality Fund, and Magna Energy New Industrial Fund.

(*4)	The summarized financial information of KOSPO USA Inc. is the consolidated one including that of KOSPO Rutile, LLC.
(*5)	Financial information of Columboola Solar Farm Hold Co Pty., Ltd. includes that of 3 other subsidiaries including Columboola Solar Farm Nominees Pty., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the three-month period ended March 31, 2024 and for the year ended December 31, 2023 is as follows, continued:

In millions of won
December 31, 2023
Subsidiaries	Total assets		Total liabilities	Sales	Profit (Loss) for the year
Korea Hydro & Nuclear Power Co., Ltd.	~~W~~	70,535,018	45,660,916	10,798,378	151,638
Korea South-East Power Co., Ltd.		13,158,245	6,964,695	7,761,713	196,522
Korea Midland Power Co., Ltd.		15,309,205	10,368,698	7,611,821	(1,844)
Korea Western Power Co., Ltd.		12,710,246	7,648,441	6,915,233	126,519
Korea Southern Power Co., Ltd.		13,405,076	7,807,334	7,298,989	226,811
Korea East-West Power Co., Ltd.		11,683,112	5,626,034	5,571,885	139,013
KEPCO Engineering & Construction Company, Inc.		854,704	307,396	545,092	32,654
KEPCO Plant Service & Engineering Co., Ltd.		1,585,380	318,597	1,523,031	161,849
KEPCO Nuclear Fuel Co., Ltd.		1,101,960	622,157	284,066	43,533
KEPCO KDN Co., Ltd.		733,434	301,713	738,833	65,495
KEPCO International HongKong Ltd.		133,915	—	—	8,795
KEPCO International Philippines Inc.		72,830	—	—	4,891
KEPCO Gansu International Ltd.		7,226	608	—	(23)
KEPCO Philippines Holdings Inc.		180,592	96	—	8,802
KEPCO Philippines Corporation		2,607	—	—	127
KEPCO Ilijan Corporation		142,711	800	—	3,718
KEPCO Neimenggu International Ltd.		284,280	4,346	—	15,021
KEPCO Shanxi International Ltd.		707,447	329,539	—	(3,875)
KOMIPO Global Pte Ltd.		411,249	32,900	—	17,174
KEPCO Netherlands B.V.		141,088	45	—	3,856
KEPCO Australia Pty., Ltd.		749	34	—	131
KOSEP Australia Pty., Ltd.		79,308	7,990	29,675	10,665
KOMIPO Australia Pty., Ltd.		86,077	4,014	29,676	9,248
KOWEPO Australia Pty., Ltd.		86,074	3,571	29,675	9,001
KOSPO Australia Pty., Ltd.		32,828	3,923	29,675	10,329
KEPCO Middle East Holding Company		121,015	107,611	—	(1,548)
Qatrana Electric Power Company		491,627	208,707	26,779	20,949
KHNP Canada Energy Ltd.		155,242	12,379	—	392
KEPCO Bylong Australia Pty., Ltd.		44,557	465,231	—	(16,669)
Korea Waterbury Uranium Limited Partnership		20,772	44	—	(67)
KEPCO Holdings de Mexico		1,171	2,621	—	(121)
KST Electric Power Company, S.A.P.I. de C.V.		631,348	490,470	93,843	19,657
KEPCO Energy Service Company		2,028	716	10,193	251
KEPCO Netherlands S3 B.V.		70,613	16,710	—	1,769
PT. KOMIPO Pembangkitan Jawa Bali		17,303	3,929	23,639	1,579
PT. Cirebon Power Service		2,936	714	9,457	672
KOWEPO International Corporation		—	10	—	—
KOSPO Jordan LLC		19,387	3,881	17,665	7,082
EWP America Inc. (*1)		46,954	4,032	14,549	895
KNF Canada Energy Limited		2,261	34	—	(56)
EWP Barbados 1 SRL		434,690	14,217	2,448	36,566
Gyeonggi Green Energy Co., Ltd.		180,176	214,822	80,630	(28,549)
PT. Tanggamus Electric Power		214,892	150,483	2,127	(2,230)
Gyeongju Wind Power Co., Ltd.		90,616	49,982	19,807	6,716
KOMIPO America Inc. (*2)		579,403	318,295	39,323	3,376
PT. EWP Indonesia		90,650	132	—	9,590
KEPCO Netherlands J3 B.V.		153,324	13,634	—	15,289
Korea Offshore Wind Power Co., Ltd.		334,444	143,827	40,313	6,497
Global One Pioneer B.V.		143	44	—	(85)
Global Energy Pioneer B.V.		336	44	—	(81)
Mira Power Limited		403,843	318,557	2,683	(1,590)
KOSEP Material Co., Ltd.		4,974	542	4,834	908
Commerce and Industry Energy Co., Ltd.		73,671	29,611	33,050	(2,901)
KEPCO KPS Philippines Corp.		5,775	884	4,608	97
KOSPO Chile SpA		166,643	75,619	—	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the three-month period ended March 31, 2024 and for the year ended December 31, 2023 is as follows, continued:

In millions of won
December 31, 2023
Subsidiaries	Total assets		Total liabilities	Sales	Profit (Loss) for the year
PT. KOWEPO Sumsel Operation And Maintenance Services	~~W~~	26	260	—	—
Hee Mang Sunlight Power Co., Ltd.		5,877	2,403	689	202
Fujeij Wind Power Company		216,082	158,081	—	15,067
KOSPO Youngnam Power Co., Ltd.		360,026	255,761	410,173	(7,965)
Chitose Solar Power Plant LLC		98,911	84,228	14,447	2,059
KEPCO ES Co., Ltd.		322,529	15,367	14,151	5,384
KEPCO Solar Co., Ltd.		246,273	36,127	23,234	8,367
KOSPO Power Services Ltda.		6,976	7,086	17,634	(211)
Energy New Industry Specialized Investment Private Investment Trust (*3)		454,888	3,364	24,030	10,812
KOEN Bylong Pty., Ltd.		11	128	—	—
KOMIPO Bylong Pty., Ltd.		13	147	—	(20)
KOWEPO Bylong Pty., Ltd.		12	142	—	(43)
KOSPO Bylong Pty., Ltd.		388	541	—	(20)
EWP Bylong Pty., Ltd.		13	13	—	46
KOWEPO Lao International		13,038	223	10,270	6,268
KEPCO Mangilao Holdings LLC		90,445	41,898	775	785
Mangilao Investment LLC		206,714	15	—	(1)
KEPCO Mangilao Solar, LLC		206,600	1,918	13,593	826
Jeju Hanlim Offshore Wind Co., Ltd.		459,229	388,171	—	(3,032)
PT. Siborpa Eco Power		12,209	3	—	(52)
PT. Korea Energy Indonesia		1,878	101	1,897	132
KOLAT SpA		46,958	352	2,237	1,820
KEPCO California, LLC		46,606	6,823	613	(385)
KEPCO Mojave Holdings, LLC		93,233	78,328	—	(3,901)
Incheon Fuel Cell Co., Ltd.		259,169	237,409	96,924	(4,112)
KOEN Service Co., Ltd.		11,470	8,745	38,164	305
KOMIPO Service Co., Ltd.		7,944	4,777	37,525	960
KOWEPO Service Co., Ltd.		10,300	6,584	36,421	264
KOSPO Service Co., Ltd.		6,122	4,182	30,369	703
EWP Service Co., Ltd.		5,487	3,790	26,767	176
PT. KOMIPO Energy Indonesia		2,983	250	2,023	38
KNF partners Co., Ltd.		2,589	1,106	6,380	340
KOSPO USA Inc.		378,732	377	—	(6,351)
Nambu USA LLC		297,370	230	—	(732)
Tamra Offshore Wind Power Co., Ltd.		120,460	83,161	18,570	1,089
KEPCO MCS Co., Ltd.		111,189	73,940	307,146	(4,757)
KEPCO FMS Co., Ltd.		21,310	18,142	107,336	1,895
Firstkeepers Co., Ltd.		18,698	12,437	90,575	2,689
Secutec Co., Ltd.		16,038	11,797	72,284	699
SE Green Energy Co., Ltd.		147,251	114,737	40,326	(1,305)
Mangilao Intermediate Holdings LLC		206,771	114,954	—	(5,293)
KEPCO CSC Co., Ltd.		15,985	12,170	49,502	2,644
KOAK Power Limited		15,000	528	—	714
KOMIPO Europe B.V.		86,109	69	1,183	109
Haenanum Energy Fund		7,415	3	47	(1)
Paju Ecoenergy Co., Ltd.		60,653	2,146	15,351	(357)
Guam Ukudu Power LLC		749,837	720,795	—	(19,904)
K-SOLAR SHINAN Co., Ltd.		298,866	281,676	37,137	(6,896)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the three-month period ended March 31, 2024 and for the year ended December 31, 2023 is as follows, continued:

In millions of won
December 31, 2023
Subsidiaries	Total assets		Total liabilities	Sales	Profit (Loss) for the year
KPS Partners Co., Ltd.	~~W~~	3,503	1,776	12,921	183
KEPCO E&C Service Co., Ltd.		7,167	1,938	16,454	1,505
Moha solar Co., Ltd.		27,213	29,363	—	112
Ogiri Solar Power Co., Ltd.		1,032	31	—	(9)
KHNP USA LLC		1,517	140	1,142	166
KOMIPO Vanphong Power Service LLC		26,819	3,768	21,396	10,879
Energy Innovation Fund I		43,725	419	—	(766)
KHNP Chile SpA		5,555	4,219	—	(66)
Yeong Yang Apollon Photovoltaic Co., Ltd.		1,529	1,427	219	42
Yeong Yang Corporation Co., Ltd.		1,519	1,418	216	39
SolarVader Co., Ltd.		1,529	1,421	219	40
Yeong Yang Innovation Co., Ltd.		1,510	1,418	210	32
Yeong Yang Horus Photovoltaic Co., Ltd.		1,502	1,418	206	28
Yeong Yang Solar Management Co., Ltd.		1,540	1,420	224	46
LSG Hydro Power Limited		717	8	—	(219)
KOEN Bio Co., Ltd.		1,010	585	2,467	372
KOMIPO Iberian Solar Group, S.L.U.		79,666	66,874	—	(931)
Jeongam Wind Power Co., Ltd.		75,744	63,219	8,154	(958)
KOWEPO Europe B.V.		107	3,177	—	(44,685)
Yeongdeok Sunrise Wind Power Co., Ltd.		94,615	74,842	—	(383)
KA Power Limited		3,173	172	—	126
Western Power Changgi Solar Co., Ltd.		46,950	40,815	7,036	2,011
EWP Australia Pty., Ltd.		52,734	—	325	337
Columboola Solar Farm Hold Co Pty., Ltd. (*4)		311,259	213,822	10,072	3,217
Digital Innovation Growth Fund		11,624	96	—	(266)
J Wind First, LLC		52,304	52,304	2,540	—
KEPCO Holding Company		3,307	—	—	(23)
KEPCO for Maintenance Company		118	—	—	(45)
KOSPO Trumbull LLC		25	—	—	(10)
Changjuk Wind Power Co., Ltd.		24,364	3,049	6,230	744
Chile Solar JV SpA		98,705	75,472	9,050	(2,768)
KEPCO KPS South Africa Pty., Ltd.		9,222	4,236	8,512	834
KOWEPO Holding Limited		1,323	1,371	—	(49)

(*1)	Financial information of EWP America Inc. includes that of 4 other subsidiaries, EWP Renewable Corporation, California Power Holdings LLC, EWP ESS Holdings, LLC, and Fairhaven ESS LLC.
(*2)	Financial information of KOMIPO America Inc. includes that of 17 other subsidiaries including Elara Equity Holdings, LLC and CVS Equity Holdings, LLC.
(*3)

Financial information of Energy New Industry Specialized Investment Private Investment Trust includes that of 6 other subsidiaries, BSK E-New Industry Fund VII, e-New Industry LB Fund 1, Songhyun e-New Industry Fund, BSK E-New Industry Fund X, UI Carbon-Neutrality Fund, and Magna Energy New Industrial Fund.

(*4)	Financial information of Columboola Solar Farm Hold Co Pty., Ltd. includes that of 3 other subsidiaries including Columboola Solar Farm Nominees Pty., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(4)	Significant restrictions on abilities to subsidiaries as of March 31, 2024 are as follows:

Company	Nature and extent of any significant restrictions
Gyeonggi Green Energy Co., Ltd.	Acquisition or disposal of assets of more than W10 billion, change in the capacity of cogeneration units (except for the change due to performance improvement of equipment, maintenance) will require unanimous consent of all directors of the Group.

KOSPO Youngnam Power Co., Ltd.	Dividends may be payable only when all conditions of the loan agreement are satisfied. The Group’s shares cannot be wholly or partially transferred without prior written consent of financial institutions.

Jeongam Wind Power Co., Ltd.	Dividends may be payable only when all conditions of the loan agreement are satisfied, and prior written consent of financial institutions is obtained. Also, payments to the contracting party may be restricted depending on the financial management priority of the contract. The Group’s shares cannot be wholly or partially transferred without prior consent of other stakeholders including shareholders or financial institutions.

Incheon Fuel Cell Co., Ltd.	Acquisition or disposal of assets of more than ~~W~~20 billion, change in the capacity of cogeneration units (except for the change due to performance improvement of equipment, maintenance) will require unanimous consent of all directors of the Group.

Gyeongju Wind Power Co., Ltd.	Dividends and settlement amounts for O&M and renewable energy certificate may be payable only when all conditions of the loan agreement are satisfied, and prior written consent of financial institutions is obtained.

Korea Offshore Wind Power Co., Ltd.	Principals and interest on subordinated loans or dividends and settlement amounts for renewable energy certificate may be payable only when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. The Group’s equity interest in the subsidiary may be transferred either wholly or partially without prior written consent of financial institutions.

Jeju Hanlim Offshore Wind Co., Ltd.	Prior approval from the lender is required when withdrawing funds (major expenditure, REC settlement, dividend payment, etc.) according to the loan agreement.

Yeongdeok Sunrise Wind Power Co., Ltd.	Dividends may be payable only when all conditions of the loan agreement are satisfied.

Columboola Solar Farm Hold Co Pty., Ltd.	Dividends may be payable only when all conditions of the loan agreement are satisfied.

Guam Ukudu Power LLC	Dividends may be payable only when all conditions of the loan agreement are satisfied. Disposing or transferring assets either as a whole or as a part is restricted, and the Group’s equity interest in the subsidiary may not be transferred either wholly or partially without prior consent of other stakeholders including financial institutions.

Mira Power Limited	The Group’s equity interest may be transferred either wholly or partially without prior consent of other stakeholders.

Chile Solar JV SpA	The Group’s equity interest may be transferred either wholly or partially without prior consent of other stakeholders.

K-SOLAR SHINAN Co., Ltd.	Dividends may be payable only when all conditions of the loan agreement are satisfied. The Group’s equity interest may not be transferred either wholly or partially without prior consent of other stakeholders until five years have elapsed after the commencement of the operation.

Western Power Changgi Solar Co., Ltd.	Principals and interest on subordinated loans or dividends to investors are only payable when all conditions of the loan agreement are satisfied, and prior written consent of financial institutions is obtained. Also, the Group’s equity interest may not be transferred either wholly or partially without prior written consent of financial institutions.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(4)	Significant restrictions on abilities to subsidiaries as of March 31, 2024 are as follows, continued:

Company	Nature and extent of any significant restrictions
Chitose Solar Power Plant LLC	Capital expenditure may be incurred only upon prior consent of financial institutions. The issuance of securities to third parties, including current investors, is restricted, and the amount of paid-in capital cannot either increase, be written off or decrease.

Mangilao Intermediate Holdings LLC	Changes or termination of the O&M contract, and delays in the EPC contract may not be made without the prior written consent of the majority of the lenders, and dividends can be implemented only after repayment of the loan is completed.

Fujeij Wind Power Company	Incurring additional borrowings not specified in the loan agreement, or changing the PPA schedule or the EPC contract without the lender’s prior written consent is restricted. Also, commercial operation before acquiring wind turbine is restricted without prior consent from the EPC contractor. In addition, capital acquisition and new share issuance other than dividends payment to investors are restricted.

Qatrana Electric Power Company	Dividends payment, repayment of capital investment, and settlement for O&M can only be made when all conditions of the loan agreement are satisfied and prior consent of financial institutions is obtained.

KST Electric Power Company, S.A.P.I. de C.V.	Disposal of assets exceeding $5 million per year is restricted, and the debt ratio is required to be maintained below 90%. Additionally, capital and cost expenditures that do not meet the conditions in the loan agreement are restricted.

(5)	As of March 31, 2024, the Group has following entitlements in relation to its subsidiaries as per its shareholders’ agreements:

Company	Unrecognized Commitments
Jeongam Wind Power Co., Ltd.	When the Group requests other shareholders to transfer shares after the completion of the power generation complex, the Group has a right to purchase the shares at fair value.

Changjuk Wind Power Co., Ltd.	When other shareholders want to sell their shares after the performance guarantee period of wind power generators stipulated in the equipment supply contract is completed, the Group has an obligation to purchase the shares at fair value after consulting with the parties on the timing and size of the acquisition, taking in to account financial conditions, business conditions, and other circumstances.

Columboola Solar Farm Hold Co Pty., Ltd.	The Group holds a call option to purchase the shares held by another shareholder at 80% of the stock’s valuation in the event of a breach of obligation specified in the shareholder agreement.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(6)	Details of non-controlling interests prior to intra-Company eliminations as of and for the three-month period ended March 31, 2024 and for the year ended December 31, 2023 are as follows:

In millions of won
March 31, 2024
Description	KEPCO Ilijan Corporation		KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
Percentage of ownership		49.00%	49.00%	48.76%
Current assets	~~W~~	149,630	1,045,444	477,575	1,236,829	2,909,478
Non-current assets		641	643,867	402,831	4,721,913	5,769,252
Current liabilities		(243)	(465,270)	(289,695)	(1,008,312)	(1,763,520)
Non-current liabilities		(511)	(6,104)	(57,615)	(2,791,223)	(2,855,453)
Net assets		149,517	1,217,937	533,096	2,159,207	4,059,757
Book value of non-controlling interests		73,263	596,789	259,937	481,804	1,411,793
Sales		—	332,450	127,615	310,507	770,572
Profit for the period		826	42,335	8,647	45,937	97,745
Profit for the period attributable to non-controlling interests		405	20,744	4,216	9,108	34,473
Cash flows from operating activities		1,256	153,159	22,976	198,270	375,661
Cash flows from investing activities		—	(51,185)	(20,713)	(26,037)	(97,935)
Cash flows from financing activities before dividends to non-controlling interests		(65)	(8,903)	(273)	(78,470)	(87,711)
Dividends to non-controlling interests		—	—	—	(2,553)	(2,553)
Effect of exchange rate fluctuation		6,315	502	101	17,133	24,051
Net increase of cash and cash equivalents		7,506	93,573	2,091	108,343	211,513

In millions of won
December 31, 2023
Description	KEPCO Ilijan Corporation		KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
Percentage of ownership		49.00%	49.00%	48.76%
Current assets	~~W~~	142,023	953,211	446,900	1,193,078	2,735,212
Non-current assets		688	632,169	407,804	4,639,760	5,680,421
Current liabilities		(252)	(313,249)	(249,899)	(1,009,791)	(1,573,191)
Non-current liabilities		(548)	(5,348)	(57,497)	(2,737,589)	(2,800,982)
Net assets		141,911	1,266,783	547,308	2,085,458	4,041,460
Book value of non-controlling interests		69,536	620,723	266,867	462,581	1,419,707
Sales		—	1,523,031	545,092	1,212,372	3,280,495
Profit for the period		3,718	161,849	32,654	63,145	261,366
Profit for the period attributable to non-controlling interests		1,822	79,306	15,922	9,355	106,405
Cash flows from operating activities		1,086	(35,492)	39,985	368,415	373,994
Cash flows from investing activities		84	26,915	(19,345)	(508,844)	(501,190)
Cash flows from financing activities before dividends to non-controlling interests		(93,348)	(36,433)	(6,687)	119,109	(17,359)
Dividends to non-controlling interests		(643)	(28,775)	(5,250)	(20,866)	(55,534)
Effect of exchange rate fluctuation		5,135	(454)	(35)	2,813	7,459
Net increase of cash and cash equivalents		(87,686)	(74,239)	8,668	(39,373)	(192,630)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(7)	Changes in goodwill

(i) Details of goodwill as of March 31, 2024 and December 31, 2023 are as follows:

In millions of won	March 31, 2024		December 31, 2023
Acquisition cost	~~W~~	101,637	101,738
Less: Accumulated impairment		(2,582)	(2,582)

Carrying book value	~~W~~	99,055	99,156

(ii) Changes in goodwill for the three-month period ended March 31, 2024 and for the year ended December 31, 2023 are as follows:

In millions of won	March 31, 2024
	Beginning		Increase	Decrease	Impairment	Others	Ending
Acquisition cost	~~W~~	101,738	—	—	—	(101)	101,637
Less: Accumulated impairment		(2,582)	—	—	—	—	(2,582)

Carrying book value	~~W~~	99,156	—	—	—	(101)	99,055

In millions of won	December 31, 2023
	Beginning		Increase	Decrease	Impairment	Others	Ending
Acquisition cost	~~W~~	100,093	1,859	—	—	(214)	101,738
Less: Accumulated impairment		—	—	—	(2,582)	—	(2,582)

Carrying book value	~~W~~	100,093	1,859	—	(2,582)	(214)	99,156

(8)	Disposals of subsidiaries

The Group is proceeding the liquidation process of KEPCO Lebanon SARL, its subsidiary, and the entity was excluded from the consolidation scope in the prior year. The Group has completed the liquidation process of other subsidiaries, KHNP Spain, S.L. and KEPCO US Inc, for the year ended December 31, 2023.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

17.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures as of March 31, 2024 and December 31, 2023 are as follows:

In millions of won
March 31, 2024
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Associates>
Korea Gas Corporation	Importing and wholesaling LNG	Korea	20.47%	~~W~~	94,500	2,067,109
Hyundai Green Power Co., Ltd.	Power generation equipment consignment and operation service	Korea	29.00%		88,885	115,170
Korea Power Exchange (*1)	Management of power market and others	Korea	100.00%		127,839	275,810
SPC Power Corporation (*2)	Power generation	Philippines	38.00%		20,635	78,866
Gemeng International Energy Co., Ltd.	Power generation	China	42.00%		516,007	724,189
PT. Cirebon Electric Power	Power generation	Indonesia	27.50%		40,365	142,068
PT Wampu Electric Power	Power generation	Indonesia	46.00%		21,292	36,848
PT. Bayan Resources TBK	Resources development	Indonesia	20.00%		615,860	681,266
S-Power Co., Ltd.	Power generation	Korea	49.00%		132,300	172,183
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	Laos	25.00%		87,426	126,621
Goseong Green Power Co., Ltd.	Power generation	Korea	29.00%		262,740	275,162
Gangneung Eco Power Co., Ltd.	Power generation	Korea	29.00%		261,000	249,929
Shin Pyeongtaek Power Co., Ltd.	Power generation	Korea	40.00%		72,000	137,190
Dongducheon Dream Power Co., Ltd. (*3)	Power generation	Korea	33.61%		148,105	89,944
GS Donghae Electric Power Co., Ltd.	Power generation	Korea	34.00%		204,000	264,450
Nepal Water & Energy Development Company Private Limited (*4)	Construction and operation of utility plant	Nepal	68.88%		110,332	154,302
Indeck Niles Development, LLC	Holding company	USA	50.00%		263,825	338,623
Saemangeum Sebit Power Plant Co., Ltd. (*5)	Power generation	Korea	55.14%		21,037	36,302
PT. Cirebon Energi Prasarana (*6)	Power generation	Indonesia	10.00%		26,710	84,971
Others (Korea Electric Power Industrial Development Co., Ltd. and 77 others)					332,059	303,872

					3,446,917	6,354,875

<Joint ventures>
Shuweihat Asia Power Investment B.V.	Holding company	Netherland	49.00%		44,405	76,421
KEPCO SPC Power Corporation (*2,7)	Construction and operation of utility plant	Philippines	75.20%		94,579	176,580
Datang Chifeng Renewable Power Co., Ltd.	Power generation	China	40.00%		121,928	197,511
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	China	40.00%		39,872	45,051
Rabigh Electricity Company (*8)	Power generation	Saudi Arabia	40.00%		109,743	257,641
Jamaica Public Service Company Limited	Power generation	Jamaica	40.00%		301,910	372,622
Amman Asia Electric Power Company (*7)	Power generation	Jordan	60.00%		111,476	240,962
Chun-cheon Energy Co., Ltd.	Power generation	Korea	29.90%		52,700	35,859
Nghi Son 2 Power LLC	Power generation	Vietnam	50.00%		175,261	475,966
Kelar S.A. (*7)	Power generation	Chile	65.00%		78,060	135,284
PT. Tanjung Power Indonesia	Power generation	Indonesia	35.00%		57,039	96,455
South Jamaica Power Company Limited	Power generation	Jamaica	20.00%		20,430	44,993
RE Holiday Holdings LLC	Power generation	USA	50.00%		42,948	83,891
RE Pioneer Holdings LLC	Power generation	USA	50.00%		27,891	53,285
RE Barren Ridge 1 Holdings LLC	Power generation	USA	50.00%		28,021	57,407
Solar Philippines Calatagan Corporation	Power generation	Philippines	38.00%		47,903	55,448
Pulau Indah Power Plant Sdn. Bhd.	Power generation	Malaysia	25.00%		38,107	40,491
PT Barito Wahana Tenaga	Power generation	Indonesia	30.61%		59,574	177,433
Cheongna Energy Co., Ltd. (*9)	Generating and distributing vapor and hot/cold water	Korea	50.10%		49,344	37,781
OneEnergy Asia Limited	Power generation	Vietnam	40.00%		230,306	369,498
Prime Swedish Holding AB	Holding company	Sweden	45.00%		36,227	39,419
Trumbull Development Partners, LLC (*9)	Holding company	USA	56.23%		81,625	85,167
Others (Dangjin Eco Power Co., Ltd. and 90 others)					713,037	714,004

					2,562,386	3,869,169

				~~W~~	6,009,303	10,224,044

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of March 31, 2024 and December 31, 2023 are as follows, continued:

(*1)

The effective percentage of ownership is 100%. However, the Government regulates the Group’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Group’s other subsidiaries. Accordingly, the entity is not classified as a consolidated subsidiary. The Group can exercise significant influence by virtue of right to nominate directors to the board of directors of the entity.

(*2)	The Group is planning to sell its investment in SPC Power Corporation, KEPCO SPC Power Corporation and time or proceeds of sales are not specified as of March 31, 2024.
(*3)	The effective percentage of ownership is 34.01% considering the conversion of redeemable convertible preferred stock into ordinary stock.
(*4)

The effective percentage of ownership is more than 50% but the Group does not hold control over the entity according to the shareholders’ agreement. Accordingly, the entity is classified as an associate.

(*5)

The effective percentage of ownership is more than 50% but the Group does not hold control over relevant business while it exercises significant influence by participating in the Investment Decision Committee. Accordingly, the entity is classified as an associate.

(*6)

The effective percentage of ownership is less than 20%. However, the entity is classified as an associate because the Group exercises significant influence over the decisions related to finance and operation.

(*7)

The effective percentage of ownership is more than 50%. However, according to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties and the Group can exercise same voting rights as other shareholders at the board of directors. Accordingly, the entities are classified as joint ventures.

(*8)

The effective percentage of ownership is less than 50%. However, all critical financial and operating decisions must be agreed to by all ownership parties. Accordingly, the entities are classified as joint ventures.

(*9)

The effective percentage of ownership is more than 50%. However, all critical financial and operating decisions must be agreed to by all ownership parties. Accordingly, the entities are classified as joint ventures.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of March 31, 2024 and December 31, 2023 are as follows, continued:

In millions of won
December 31, 2023
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Associates>
Korea Gas Corporation	Importing and wholesaling LNG	Korea	20.47%	~~W~~	94,500	1,970,643
Hyundai Green Power Co., Ltd.	Power generation equipment consignment and operation service	Korea	29.00%		88,885	118,173
Korea Power Exchange (*1)	Management of power market and others	Korea	100.00%		127,839	274,286
SPC Power Corporation (*2)	Power generation	Philippines	38.00%		20,635	78,931
Gemeng International Energy Co., Ltd.	Power generation	China	42.00%		516,007	705,812
PT. Cirebon Electric Power	Power generation	Indonesia	27.50%		40,365	134,259
PT Wampu Electric Power	Power generation	Indonesia	46.00%		21,292	34,555
PT. Bayan Resources TBK	Resources development	Indonesia	20.00%		615,860	619,207
S-Power Co., Ltd.	Power generation	Korea	49.00%		132,300	162,765
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	Laos	25.00%		87,426	116,378
Goseong Green Power Co., Ltd.	Power generation	Korea	29.00%		262,740	287,624
Gangneung Eco Power Co., Ltd. (*10)	Power generation	Korea	29.00%		261,000	254,929
Shin Pyeongtaek Power Co., Ltd.	Power generation	Korea	40.00%		72,000	145,026
Dongducheon Dream Power Co., Ltd. (*3)	Power generation	Korea	33.61%		148,105	87,203
GS Donghae Electric Power Co., Ltd.	Power generation	Korea	34.00%		204,000	259,085
Nepal Water & Energy Development Company Private Limited (*4, 10)	Construction and operation of utility plant	Nepal	68.88%		110,332	110,573
Indeck Niles Development, LLC	Holding company	USA	50.00%		263,825	335,401
Saemangeum Sebit Power Plant Co., Ltd. (*5)	Power generation	Korea	55.14%		21,037	37,191
PT. Cirebon Energi Prasarana (*6)	Power generation	Indonesia	10.00%		26,710	76,597
Others (Korea Electric Power Industrial Development Co., Ltd. and 79 others)					394,241	368,251

					3,509,099	6,176,889

<Joint ventures>
Shuweihat Asia Power Investment B.V.	Holding company	Netherland	49.00%		44,405	69,902
KEPCO SPC Power Corporation (*2,7)	Construction and operation of utility plant	Philippines	75.20%		94,579	196,544
Datang Chifeng Renewable Power Co., Ltd.	Power generation	China	40.00%		121,928	186,739
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	China	40.00%		39,872	43,207
Rabigh Electricity Company (*8)	Power generation	Saudi Arabia	40.00%		109,743	235,051
Jamaica Public Service Company Limited	Power generation	Jamaica	40.00%		301,910	349,866
Amman Asia Electric Power Company (*7)	Power generation	Jordan	60.00%		111,476	223,424
Chun-cheon Energy Co., Ltd.	Power generation	Korea	29.90%		52,700	35,083
Nghi Son 2 Power LLC	Power generation	Vietnam	50.00%		175,261	417,989
Kelar S.A. (*7)	Power generation	Chile	65.00%		78,060	131,529
PT. Tanjung Power Indonesia	Power generation	Indonesia	35.00%		57,039	90,151
South Jamaica Power Company Limited	Power generation	Jamaica	20.00%		20,430	43,109
RE Holiday Holdings LLC	Power generation	USA	50.00%		42,948	84,092
RE Pioneer Holdings LLC	Power generation	USA	50.00%		27,891	54,081
RE Barren Ridge 1 Holdings LLC	Power generation	USA	50.00%		28,021	58,154
Solar Philippines Calatagan Corporation	Power generation	Philippines	38.00%		47,903	58,130
Pulau Indah Power Plant Sdn. Bhd.	Power generation	Malaysia	25.00%		24,339	25,603
PT Barito Wahana Tenaga	Power generation	Indonesia	30.61%		59,574	156,994
Cheongna Energy Co., Ltd. (*9)	Generating and distributing vapor and hot/cold water	Korea	50.10%		49,344	25,549
OneEnergy Asia Limited	Power generation	Vietnam	40.00%		195,130	289,966
Prime Swedish Holding AB	Holding company	Sweden	45.00%		36,227	38,789
Others (Dangjin Eco Power Co., Ltd. and 89 others)					712,824	671,747

					2,431,604	3,485,699

				~~W~~	5,940,703	9,662,588

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of March 31, 2024 and December 31, 2023 are as follows, continued:

(*1)

The effective percentage of ownership is 100%. However, the Government regulates the Group’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Group’s other subsidiaries. Accordingly, the entity is not classified as a consolidated subsidiary. The Group can exercise significant influence by virtue of right to nominate directors to the board of directors of the entity.

(*2)	The Group is planning to sell its investment in SPC Power Corporation, KEPCO SPC Power Corporation and time or proceeds of sales are not specified as of December 31, 2023.
(*3)	The effective percentage of ownership is 34.01% considering the conversion of redeemable convertible preferred stock into ordinary stock.
(*4)

The effective percentage of ownership is more than 50% but the Group does not hold control over the entity according to the shareholders’ agreement. Accordingly, the entity is classified as an associate.

(*5)

The effective percentage of ownership decreased due to the disproportionate paid-in capital increase during the year ended December 31, 2023. The effective percentage of ownership is more than 50% but the Group does not hold control over relevant business while it exercises significant influence by participating in the Investment Decision Committee. Accordingly, the entity is classified as an associate.

(*6)

The effective percentage of ownership is less than 20%. However, the entity is classified as an associate because the Group exercises significant influence over the decisions related to finance and operation.

(*7)

The effective percentage of ownership is more than 50%. However, according to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties and the Group can exercise same voting rights as other shareholders at the board of directors. Accordingly, the entities are classified as joint ventures.

(*8)	The effective percentage of ownership is less than 50%. However, the entity is classified as a joint venture because all consent was required to make decisions on related activities.
(*9)	The effective percentage of ownership is more than 50%. However, decisions in relevant activities must be agreed by all ownership parties. Accordingly, the entity is classified as a joint venture.
(*10)	The effective percentage of ownership changed due to the disproportionate capital reduction of financial investors during the year ended December 31, 2023.

(2)	The fair values of associates which are actively traded on an open market as of March 31, 2024 and December 31, 2023 are as follows:

In millions of won
Investees	March 31, 2024		December 31, 2023
<Associates>
Korea Electric Power Industrial Development Co., Ltd.	~~W~~	69,298	69,298
Korea Gas Corporation		507,465	466,830
YTN Co., Ltd. (*)		—	54,180
SPC Power Corporation		121,144	92,219
PT. Bayan Resources TBK		10,754,001	11,090,934

(*)	The Group sold all of its shares in YTN Co., Ltd. for the three-month period ended March 31, 2024.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the three-month period ended March 31, 2024 and for the year ended December 31, 2023 are as follows:

In millions of won
March 31, 2024
Investees	Beginning balance		Acquisition	Disposals	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
<Associates>
Korea Gas Corporation	~~W~~	1,970,643	—	—	—	82,928	13,531	7	2,067,109
Hyundai Green Power Co., Ltd.		118,173	—	—	(3,555)	552	—	—	115,170
Korea Power Exchange		274,286	—	—	—	4,557	(3,033)	—	275,810
SPC Power Corporation		78,931	—	—	(8,100)	757	7,278	—	78,866
Gemeng International Energy Co., Ltd.		705,812	—	—	—	(887)	18,137	1,127	724,189
PT. Cirebon Electric Power		134,259	—	—	—	1,807	—	6,002	142,068
PT Wampu Electric Power		34,555	—	—	—	2,738	(1,994)	1,549	36,848
PT. Bayan Resources TBK		619,207	—	—	—	40,191	21,922	(54)	681,266
S-Power Co., Ltd.		162,765	—	—	—	9,418	—	—	172,183
Xe-Pian Xe-Namnoy Power Co., Ltd.		116,378	—	—	—	6,391	3,852	—	126,621
Goseong Green Power Co., Ltd.		287,624	—	—	—	(12,447)	(15)	—	275,162
Gangneung Eco Power Co., Ltd.		254,929	—	—	—	(5,000)	—	—	249,929
Shin Pyeongtaek Power Co., Ltd.		145,026	—	—	(22,560)	14,724	—	—	137,190
Dongducheon Dream Power Co., Ltd.		87,203	—	—	—	2,730	—	11	89,944
GS Donghae Electric Power Co., Ltd.		259,085	—	—	—	5,365	—	—	264,450
Nepal Water & Energy Development Company Private Limited		110,573	—	—	—	(1,432)	45,161	—	154,302
Indeck Niles Development, LLC		335,401	—	—	—	(8,332)	(3,218)	14,772	338,623
Saemangeum Sebit Power Plant Co., Ltd.		37,191	—	—	—	(889)	—	—	36,302
PT. Cirebon Energi Prasarana		76,597	—	—	—	2,123	2,773	3,478	84,971
Others (Korea Electric Power Industrial Development Co., Ltd. and 79 others)		368,251	—	(55,524)	(11,137)	2,857	(1,658)	1,083	303,872

		6,176,889	—	(55,524)	(45,352)	148,151	102,736	27,975	6,354,875

<Joint ventures>
Shuweihat Asia Power Investment B.V.		69,902	—	—	—	(487)	7,006	—	76,421
KEPCO SPC Power Corporation		196,544	—	—	(20,890)	105	821	—	176,580
Datang Chifeng Renewable Power Co., Ltd.		186,739	—	—	—	5,665	5,107	—	197,511
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		43,207	—	—	—	667	1,177	—	45,051
Rabigh Electricity Company		235,051	—	—	—	10,058	12,532	—	257,641
Jamaica Public Service Company Limited		349,866	—	—	—	7,083	15,673	—	372,622
Amman Asia Electric Power Company		223,424	—	—	—	5,202	12,336	—	240,962
Chun-cheon Energy Co., Ltd.		35,083	—	—	—	776	—	—	35,859
Nghi Son 2 Power LLC		417,989	—	—	—	9,225	48,752	—	475,966
Kelar S.A.		131,529	—	—	—	(121)	(1,950)	5,826	135,284
PT. Tanjung Power Indonesia		90,151	—	—	—	1,504	5,266	(466)	96,455
South Jamaica Power Company Limited		43,109	—	—	(784)	773	1,895	—	44,993
RE Holiday Holdings LLC		84,092	—	—	—	(2,450)	2,249	—	83,891
RE Pioneer Holdings LLC		54,081	—	—	—	(1,340)	544	—	53,285
RE Barren Ridge 1 Holdings LLC		58,154	—	—	(731)	(902)	886	—	57,407
Solar Philippines Calatagan Corporation		58,130	—	—	—	1,524	(4,206)	—	55,448
Pulau Indah Power Plant Sdn. Bhd.		25,603	14,274	—	—	214	400	—	40,491
PT Barito Wahana Tenaga		156,994	—	—	—	8,226	12,213	—	177,433
Cheongna Energy Co., Ltd.		25,549	—	—	—	12,232	—	—	37,781
OneEnergy Asia Limited		289,966	35,176	—	—	16,025	28,331	—	369,498
Prime Swedish Holding AB		38,789	—	—	—	(63)	—	693	39,419
Trumbull Development Partners, LLC		—	81,625	—	—	(4,625)	4,535	3,632	85,167
Others (Dangjin Eco Power Co., Ltd. and 90 others)		671,747	9,412	—	(4,863)	1,746	34,610	1,352	714,004

		3,485,699	140,487	—	(27,268)	71,037	188,177	11,037	3,869,169

	~~W~~	9,662,588	140,487	(55,524)	(72,620)	219,188	290,913	39,012	10,224,044

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the three-month period ended March 31, 2024 and for the year ended December 31, 2023 are as follows, continued:

In millions of won
December 31, 2023
Investees	Beginning balance		Acquisition	Disposals	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
<Associates>
Korea Gas Corporation	~~W~~	2,085,296	—	—	—	(155,819)	47,220	(6,054)	1,970,643
Hyundai Green Power Co., Ltd.		119,791	—	—	(3,555)	2,159	—	(222)	118,173
Korea Power Exchange		275,126	—	—	—	4,575	—	(5,415)	274,286
SPC Power Corporation		70,868	—	—	(2,669)	9,667	1,065	—	78,931
Gemeng International Energy Co., Ltd.		578,821	102,854	—	(12,527)	41,280	565	(5,181)	705,812
PT. Cirebon Electric Power		135,114	—	—	(10,770)	7,519	—	2,396	134,259
PT Wampu Electric Power		37,743	—	—	(3,850)	(268)	224	706	34,555
PT. Bayan Resources TBK		684,719	—	—	(344,360)	252,406	26,500	(58)	619,207
S-Power Co., Ltd.		141,128	—	—	—	21,637	—	—	162,765
Xe-Pian Xe-Namnoy Power Co., Ltd.		115,584	—	—	—	(848)	1,642	—	116,378
Goseong Green Power Co., Ltd.		288,893	—	—	—	(1,240)	—	(29)	287,624
Gangneung Eco Power Co., Ltd.		—	258,100	—	—	(3,171)	—	—	254,929
Shin Pyeongtaek Power Co., Ltd.		133,823	—	—	(70,040)	81,258	—	(15)	145,026
Dongducheon Dream Power Co., Ltd.		89,300	—	—	—	(2,568)	—	471	87,203
GS Donghae Electric Power Co., Ltd.		260,145	—	—	(21,846)	21,240	—	(454)	259,085
Nepal Water & Energy Development Company Private Limited		69,940	40,103	—	—	(325)	855	—	110,573
Indeck Niles Development, LLC		302,038	—	—	—	32,067	(3,623)	4,919	335,401
Saemangeum Sebit Power Plant Co., Ltd.		23,199	7,249	—	—	(709)	—	7,452	37,191
PT. Cirebon Energi Prasarana		69,035	—	—	—	7,328	(891)	1,125	76,597
Others (Korea Electric Power Industrial Development Co., Ltd. and 83 others)		363,901	13,803	(2,911)	(16,395)	18,191	(359)	(7,979)	368,251

		5,844,464	422,109	(2,911)	(486,012)	334,379	73,198	(8,338)	6,176,889

<Joint ventures>
Shuweihat Asia Power Investment B.V.		66,452	—	—	(512)	(440)	4,402	—	69,902
KEPCO SPC Power Corporation		179,594	—	—	—	13,224	3,726	—	196,544
Datang Chifeng Renewable Power Co., Ltd.		191,982	—	—	(14,293)	9,012	38	—	186,739
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		44,398	—	—	(1,771)	639	(59)	—	43,207
Rabigh Electricity Company		214,607	—	—	(6,263)	28,456	(1,749)	—	235,051
Jamaica Public Service Company Limited		331,407	—	—	(15,715)	32,862	7,959	(6,647)	349,866
Amman Asia Electric Power Company		220,254	—	—	(15,636)	17,833	973	—	223,424
Chun-cheon Energy Co., Ltd.		32,044	—	—	—	3,039	—	—	35,083
Nghi Son 2 Power LLC		408,839	—	—	—	14,742	(5,592)	—	417,989
Kelar S.A.		117,137	—	—	—	11,655	848	1,889	131,529
PT. Tanjung Power Indonesia		92,907	—	—	(12,641)	9,679	338	(132)	90,151
South Jamaica Power Company Limited		46,437	—	—	(7,667)	3,709	630	—	43,109
RE Holiday Holdings LLC		85,370	—	—	(1,549)	(1,425)	1,696	—	84,092
RE Pioneer Holdings LLC		55,172	—	—	(1,162)	(2,089)	2,160	—	54,081
RE Barren Ridge 1 Holdings LLC		3,350	—	—	(3,087)	(1,733)	59,624	—	58,154
Solar Philippines Calatagan Corporation		56,902	—	—	(6,025)	6,025	1,228	—	58,130
Pulau Indah Power Plant Sdn. Bhd.		26,814	—	—	(27)	671	(2,360)	505	25,603
PT Barito Wahana Tenaga		137,047	—	—	—	20,546	(599)	—	156,994
Cheongna Energy Co., Ltd.		10,758	—	—	—	14,791	—	—	25,549
OneEnergy Asia Limited		172,218	79,182	—	—	39,091	(525)	—	289,966
Prime Swedish Holding AB		36,245	820	—	—	(236)	—	1,960	38,789
Others (Dangjin Eco Power Co., Ltd. and 93 others)		617,650	43,141	(2,774)	(20,453)	40,626	6,816	(13,259)	671,747

		3,147,584	123,143	(2,774)	(106,801)	260,677	79,554	(15,684)	3,485,699

	~~W~~	8,992,048	545,252	(5,685)	(592,813)	595,056	152,752	(24,022)	9,662,588

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the three-month period ended March 31, 2024 and for the year ended December 31, 2023 is as follows:

In millions of won
March 31, 2024
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period
<Associates>
Korea Gas Corporation	~~W~~	57,116,769	46,843,525	12,810,655	406,925
Hyundai Green Power Co., Ltd.		728,433	331,297	25,612	1,905
Korea Power Exchange		365,029	89,219	30,714	3,584
SPC Power Corporation		274,999	27,021	19,477	2,535
Gemeng International Energy Co., Ltd.		7,685,765	5,311,414	758,970	(5,126)
PT. Cirebon Electric Power		691,855	175,244	78,270	6,571
PT Wampu Electric Power		201,235	121,131	4,385	5,952
PT. Bayan Resources TBK		3,843,111	1,025,909	1,021,746	288,631
S-Power Co., Ltd.		770,067	416,311	242,941	19,144
Xe-Pian Xe-Namnoy Power Co., Ltd.		1,408,980	898,652	46,532	23,217
Goseong Green Power Co., Ltd.		5,283,798	4,322,992	302,129	(41,100)
Gangneung Eco Power Co., Ltd.		5,445,862	4,742,804	278,379	230
Shin Pyeongtaek Power Co., Ltd.		1,168,981	798,612	261,380	36,434
Dongducheon Dream Power Co., Ltd.		1,417,624	1,114,982	406,860	7,099
GS Donghae Electric Power Co., Ltd.		1,956,456	1,178,663	170,288	15,780
Nepal Water & Energy Development Company Private Limited		462,562	239,810	19,620	(2,079)
Indeck Niles Development, LLC		1,187,966	707,041	70,914	(12,507)
Saemangeum Sebit Power Plant Co., Ltd.		162,725	97,055	4,306	(1,616)
PT. Cirebon Energi Prasarana		3,816,692	2,966,979	129,898	21,233
<Joint ventures>
Shuweihat Asia Power Investment B.V.		156,062	100	—	(140)
KEPCO SPC Power Corporation		257,831	23,018	38,264	391
Datang Chifeng Renewable Power Co., Ltd.		845,553	351,777	34,264	13,655
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		173,015	60,388	6,267	1,564
Rabigh Electricity Company		2,660,791	1,903,533	69,259	23,275
Jamaica Public Service Company Limited		2,365,474	1,469,273	338,239	17,529
Amman Asia Electric Power Company		729,005	327,402	5,681	8,574
Chun-cheon Energy Co., Ltd.		583,473	462,726	110,330	2,415
Nghi Son 2 Power LLC		3,933,280	2,981,348	231,119	18,449
Kelar S.A.		702,761	499,409	26,972	2,192
PT. Tanjung Power Indonesia		749,539	473,954	25,445	4,460
South Jamaica Power Company Limited		502,379	277,400	58,986	4,781
RE Holiday Holdings LLC		341,757	173,976	23,977	(4,224)
RE Pioneer Holdings LLC		258,482	151,912	17,391	(4,882)
RE Barren Ridge 1 Holdings LLC		213,385	98,571	14,823	(3,817)
Solar Philippines Calatagan Corporation		154,351	40,336	4,565	1,857
Pulau Indah Power Plant Sdn. Bhd.		802,650	663,259	—	847
PT Barito Wahana Tenaga		579,617	4	—	21,797
Cheongna Energy Co., Ltd.		442,947	371,427	57,433	24,413
OneEnergy Asia Limited		2,645,816	1,785,853	126,215	22,478
Prime Swedish Holding AB		85,193	312	—	(141)
Trumbull Development Partners, LLC		994,496	927,909	—	(8,226)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the three-month period ended March 31, 2024 and for the year ended December 31, 2023 is as follows, continued:

In millions of won
December 31, 2023
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the year
<Associates>
Korea Gas Corporation	~~W~~	57,254,666	47,428,628	44,555,995	(747,428)
Hyundai Green Power Co., Ltd.		738,107	330,616	107,367	7,446
Korea Power Exchange		366,092	91,806	119,182	4,443
SPC Power Corporation		287,249	28,485	106,926	27,946
Gemeng International Energy Co., Ltd.		7,507,274	5,189,729	2,963,614	33,580
PT. Cirebon Electric Power		665,365	177,150	265,054	27,341
PT Wampu Electric Power		206,943	131,823	20,155	(582)
PT. Bayan Resources TBK		4,447,335	2,018,870	4,675,174	1,670,522
S-Power Co., Ltd.		762,398	427,807	1,012,050	44,730
Xe-Pian Xe-Namnoy Power Co., Ltd.		1,370,110	900,713	171,978	(5,674)
Goseong Green Power Co., Ltd.		5,374,233	4,372,531	1,580,545	152
Gangneung Eco Power Co., Ltd.		5,381,984	4,665,083	1,419,436	(7,388)
Shin Pyeongtaek Power Co., Ltd.		1,222,968	832,633	1,040,219	201,635
Dongducheon Dream Power Co., Ltd.		1,337,529	1,042,681	1,744,247	(8,608)
GS Donghae Electric Power Co., Ltd.		1,932,098	1,170,085	876,826	62,471
Nepal Water & Energy Development Company Private Limited		327,057	167,792	82,720	(3,186)
Indeck Niles Development, LLC		1,157,838	675,638	318,392	64,813
Saemangeum Sebit Power Plant Co., Ltd.		165,283	97,997	22,663	(812)
PT. Cirebon Energi Prasarana		3,372,539	2,606,566	434,806	73,285
<Joint ventures>
Shuweihat Asia Power Investment B.V.		142,680	20	—	897
KEPCO SPC Power Corporation		288,140	26,778	222,773	17,270
Datang Chifeng Renewable Power Co., Ltd.		812,124	345,277	117,833	25,055
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		166,959	58,942	23,638	1,597
Rabigh Electricity Company		2,556,848	1,855,234	304,727	51,539
Jamaica Public Service Company Limited		2,332,019	1,491,199	1,400,582	87,307
Amman Asia Electric Power Company		719,388	347,015	21,772	33,811
Chun-cheon Energy Co., Ltd.		565,972	447,820	502,889	10,435
Nghi Son 2 Power LLC		3,775,717	2,939,740	825,701	33,336
Kelar S.A.		691,104	493,325	112,201	12,488
PT. Tanjung Power Indonesia		704,274	446,700	111,138	21,854
South Jamaica Power Company Limited		482,866	267,307	240,664	18,833
RE Holiday Holdings LLC		340,773	172,589	21,178	664
RE Pioneer Holdings LLC		257,091	148,929	14,136	(2,164)
RE Barren Ridge 1 Holdings LLC		213,491	97,184	11,915	(1,979)
Solar Philippines Calatagan Corporation		146,304	37,922	16,420	9,121
Pulau Indah Power Plant Sdn. Bhd.		800,300	720,459	431	2,095
PT Barito Wahana Tenaga		512,846	—	—	72,320
Cheongna Energy Co., Ltd.		428,042	380,935	119,530	29,511
OneEnergy Asia Limited		2,181,165	1,520,032	1,149,944	94,298
Prime Swedish Holding AB		83,699	218	—	(524)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of March 31, 2024 and December 31, 2023 is as follows:

In millions of won
March 31, 2024
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Associates>
Korea Gas Corporation	~~W~~	10,273,244	20.47%	2,102,933	—	—	(35,824)	2,067,109
Hyundai Green Power Co., Ltd.		397,136	29.00%	115,170	—	—	—	115,170
Korea Power Exchange		275,810	100.00%	275,810	—	—	—	275,810
SPC Power Corporation		247,978	38.00%	94,232	—	—	(15,366)	78,866
Gemeng International Energy Co., Ltd.		2,374,351	42.00%	997,227	—	—	(273,038)	724,189
PT. Cirebon Electric Power		516,611	27.50%	142,068	—	—	—	142,068
PT Wampu Electric Power		80,104	46.00%	36,848	—	—	—	36,848
PT. Bayan Resources TBK		2,817,202	20.00%	563,440	194,205	—	(76,379)	681,266
S-Power Co., Ltd.		353,756	49.00%	173,340	—	(1,157)	—	172,183
Xe-Pian Xe-Namnoy Power Co., Ltd.		510,328	25.00%	127,582	305	(977)	(289)	126,621
Goseong Green Power Co., Ltd.		960,806	29.00%	278,634	—	(3,472)	—	275,162
Gangneung Eco Power Co., Ltd.		703,058	29.00%	203,887	48,116	(2,074)	—	249,929
Shin Pyeongtaek Power Co., Ltd.		370,369	40.00%	148,148	3,559	(14,517)	—	137,190
Dongducheon Dream Power Co., Ltd.		302,642	34.01%	102,929	1,757	(2,159)	(12,583)	89,944
GS Donghae Electric Power Co., Ltd.		777,793	34.00%	264,450	—	—	—	264,450
Nepal Water & Energy Development Company Private Limited		222,752	68.88%	153,430	872	—	—	154,302
Indeck Niles Development, LLC		480,925	50.00%	240,462	93,779	—	4,382	338,623
Saemangeum Sebit Power Plant Co., Ltd.		65,670	55.00%	36,120	182	—	—	36,302
PT. Cirebon Energi Prasarana		849,713	10.00%	84,971	—	—	—	84,971
<Joint ventures>
Shuweihat Asia Power Investment B.V.		155,962	49.00%	76,421	—	—	—	76,421
KEPCO SPC Power Corporation		234,813	75.20%	176,580	—	—	—	176,580
Datang Chifeng Renewable Power Co., Ltd.		493,776	40.00%	197,511	—	—	—	197,511
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		112,627	40.00%	45,051	—	—	—	45,051
Rabigh Electricity Company		757,258	40.00%	302,903	—	(44,457)	(805)	257,641
Jamaica Public Service Company Limited		896,201	40.00%	358,480	29,357	—	(15,215)	372,622
Amman Asia Electric Power Company		401,603	60.00%	240,962	—	—	—	240,962
Chun-cheon Energy Co., Ltd.		120,747	29.90%	36,103	3	—	(247)	35,859
Nghi Son 2 Power LLC		951,932	50.00%	475,966	—	—	—	475,966
Kelar S.A.		203,352	65.00%	132,179	3,105	—	—	135,284
PT. Tanjung Power Indonesia		275,585	35.00%	96,455	—	—	—	96,455
South Jamaica Power Company Limited		224,979	20.00%	44,996	—	—	(3)	44,993
RE Holiday Holdings LLC		167,781	50.00%	83,891	—	—	—	83,891
RE Pioneer Holdings LLC		106,570	50.00%	53,285	—	—	—	53,285
RE Barren Ridge 1 Holdings LLC		114,814	50.00%	57,407	—	—	—	57,407
Solar Philippines Calatagan Corporation		114,015	38.00%	43,326	—	—	12,122	55,448
Pulau Indah Power Plant Sdn. Bhd.		139,391	25.00%	34,848	5,643	—	—	40,491
PT Barito Wahana Tenaga		579,613	30.61%	177,433	—	—	—	177,433
Cheongna Energy Co., Ltd.		71,520	50.10%	35,832	3,137	(1,188)	—	37,781
OneEnergy Asia Limited		859,963	40.00%	343,985	25,513	—	—	369,498
Prime Swedish Holding AB		84,881	45.00%	38,196	1,223	—	—	39,419
Trumbull Development Partners, LLC		66,587	56.23%	37,442	47,725	—	—	85,167

(*)	The percentage of ownership shown above is after considering the treasury stocks and others.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of March 31, 2024 and December 31, 2023 is as follows, continued:

In millions of won
December 31, 2023
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Associates>
Korea Gas Corporation	~~W~~	9,826,038	20.47%	2,011,390	—	—	(40,747)	1,970,643
Hyundai Green Power Co., Ltd.		407,491	29.00%	118,173	—	—	—	118,173
Korea Power Exchange		274,286	100.00%	274,286	—	—	—	274,286
SPC Power Corporation		258,764	38.00%	98,330	—	—	(19,399)	78,931
Gemeng International Energy Co., Ltd.		2,317,545	42.00%	973,369	—	—	(267,557)	705,812
PT. Cirebon Electric Power		488,215	27.50%	134,259	—	—	—	134,259
PT Wampu Electric Power		75,120	46.00%	34,555	—	—	—	34,555
PT. Bayan Resources TBK		2,428,465	20.00%	485,693	209,894	—	(76,380)	619,207
S-Power Co., Ltd.		334,591	49.00%	163,950	—	(1,185)	—	162,765
Xe-Pian Xe-Namnoy Power Co., Ltd.		469,397	25.00%	117,349	305	(987)	(289)	116,378
Goseong Green Power Co., Ltd.		1,001,702	29.00%	290,494	—	(2,870)	—	287,624
Gangneung Eco Power Co., Ltd.		716,901	29.00%	207,901	48,531	(1,503)	—	254,929
Shin Pyeongtaek Power Co., Ltd.		390,335	40.00%	156,134	3,559	(14,667)	—	145,026
Dongducheon Dream Power Co., Ltd.		294,848	34.01%	100,278	1,757	(2,249)	(12,583)	87,203
GS Donghae Electric Power Co., Ltd.		762,013	34.00%	259,085	—	—	—	259,085
Nepal Water & Energy Development Company Private Limited		159,265	68.88%	109,701	872	—	—	110,573
Indeck Niles Development, LLC		482,200	50.00%	241,100	90,074	—	4,227	335,401
Saemangeum Sebit Power Plant Co., Ltd.		67,286	55.00%	37,009	182	—	—	37,191
PT. Cirebon Energi Prasarana		765,973	10.00%	76,597	—	—	—	76,597
<Joint ventures>
Shuweihat Asia Power Investment B.V.		142,660	49.00%	69,902	—	—	—	69,902
KEPCO SPC Power Corporation		261,362	75.20%	196,544	—	—	—	196,544
Datang Chifeng Renewable Power Co., Ltd.		466,847	40.00%	186,739	—	—	—	186,739
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		108,017	40.00%	43,207	—	—	—	43,207
Rabigh Electricity Company		701,614	40.00%	280,646	—	(45,692)	97	235,051
Jamaica Public Service Company Limited		840,820	40.00%	336,328	29,357	—	(15,819)	349,866
Amman Asia Electric Power Company		372,373	60.00%	223,424	—	—	—	223,424
Chun-cheon Energy Co., Ltd.		118,152	29.90%	35,327	3	—	(247)	35,083
Nghi Son 2 Power LLC		835,977	50.00%	417,989	—	—	—	417,989
Kelar S.A.		197,779	65.00%	128,557	2,972	—	—	131,529
PT. Tanjung Power Indonesia		257,574	35.00%	90,151	—	—	—	90,151
South Jamaica Power Company Limited		215,559	20.00%	43,112	—	—	(3)	43,109
RE Holiday Holdings LLC		168,184	50.00%	84,092	—	—	—	84,092
RE Pioneer Holdings LLC		108,162	50.00%	54,081	—	—	—	54,081
RE Barren Ridge 1 Holdings LLC		116,307	50.00%	58,154	—	—	—	58,154
Solar Philippines Calatagan Corporation		108,382	38.00%	41,185	—	—	16,945	58,130
Pulau Indah Power Plant Sdn. Bhd.		79,841	25.00%	19,960	5,643	—	—	25,603
PT Barito Wahana Tenaga		512,846	30.61%	156,994	—	—	—	156,994
Cheongna Energy Co., Ltd.		47,107	50.10%	23,601	3,137	(1,189)	—	25,549
OneEnergy Asia Limited		661,133	40.00%	264,454	25,512	—	—	289,966
Prime Swedish Holding AB		83,481	45.00%	37,566	1,223	—	—	38,789

(*)	The percentage of ownership shown above is after considering the treasury stocks and others.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(6)

As of March 31, 2024 and December 31, 2023, unrecognized equity interests in investments in associates and joint ventures whose book value has been reduced to zero due to accumulated losses are as follows:

In millions of won	March 31, 2024			December 31, 2023
	Unrecognized equity interest		Accumulated unrecognized equity interest	Unrecognized equity interest	Accumulated unrecognized equity interest
Eurasia Energy Holdings	~~W~~	—	—	(203)	—
Boim Combined Heat and Power Generation Co., Ltd.		(133)	27,821	937	27,954
Samcheok Eco Materials Co., Ltd.		211	4,642	3,625	4,431
Naepo Green Energy Co., Ltd.		—	—	(14,956)	—
Barakah One Company		64,333	205,052	46,746	140,719
Pioneer Gas Power Limited		9,917	86,629	19,835	76,712
Bigeum Resident Photovoltaic Power Co., Ltd.		—	—	(460)	—
KAPES, Inc.		1,529	4,544	(145)	3,015
ITR Co., Ltd.		(1)	—	(4)	1
SEP Co., Ltd.		—	15	1	15
International Offshore Power Transmission Holding Company Limited		—	—	(23,378)	—
Noeul Green Energy Co., Ltd.		(570)	4,642	(258)	5,212
Gangneung Eco Power Co., Ltd.		—	—	(14)	—
PlatformN. Co., Ltd.		26	88	62	62
KEPCO KPS CARABAO Corp.		19	56	37	37
Bitsolar Energy Co., Ltd.		1,423	1,423	—	—
Green Energy Electricity Generation Co., Ltd.		496	496	—	—

(7)	As of March 31, 2024, shareholders’ agreements on investments in associates and joint ventures that may cause future economic resource or cash outflows are as follows:

(i)	Taebaek Wind Power Co., Ltd.

In the case where non-controlling shareholders decide to dispose of their shares in Taebaek Wind Power Co., Ltd. after the warrant period in the EPC contract of defect repair for wind power generator has expired, the Group acquires those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with consideration of various factors such as financial status and business situation.

(ii)	Pyeongchang Wind Power Co., Ltd.

In the case where non-controlling shareholders decide to dispose of their shares in Pyeongchang Wind Power Co., Ltd. after commercial operation of the power plant has started, the Group acquires those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with the careful consideration of various factors such as financial status and business situation.

(iii)	Daeryun Power Co., Ltd.

The Group reserves the right to participate in the transfer of shares in Daeryun Power Co., Ltd. on the same terms as Daeryun E&S Co., Ltd., if Daeryun E&S Co., Ltd. wishes to transfer its shares in Daeryun Power Co., Ltd.

(iv)	Daegu Green Power Co., Ltd.

The Group has a right to purchase all the shares of Daegu Green Power Co., Ltd. held by the financial investors at the yield-based transfer amount agreed with the shareholders. The Group can exercise its right 5, 10 and 13 years after the date of the investment. Also, the Group has a right to purchase all or part of the shares of Daegu Green Power Co., Ltd. held by Lotte Engineering & Construction Co. at the yield-based transfer amount agreed with the shareholders.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(7)	As of March 31, 2024, shareholders’ agreements on investments in associates and joint ventures that may cause future economic resource or cash outflows are as follows, continued:

(v)	Yeonggwang Wind Power Co., Ltd.

In case the Group intends to purchase all or part of the shares from Daehan Green Energy Co., Ltd., which is a non-controlling shareholder, Daehan Green Energy Co., Ltd. has an obligation to evaluate the shares at fair value and transfer them to the Group.

(vi)	Hyundai Green Power Co., Ltd.

The Group has an obligation to purchase certain shares in Hyundai Green Power Co., Ltd. from financial investors holding certain shares in Hyundai Green Power Co., Ltd. (i.e., IBK and others) when any of the financial investors claim to sell the Group’s shares at a certain point of time in the future. The Group also has the right to claim Hyundai Steel Company, another operating investor of Hyundai Green Power Co., Ltd., to sell its shares at a certain point of time in the future, and is obliged to sell the Group’s shares to Hyundai Steel Company or a third party designated by Hyundai Steel Company when Hyundai Steel Company requests the Group to sell its shares.

(vii)	Kosture Co., Ltd.

The Group acquires the shares with the settled amount of coal provided to Kosture Co., Ltd. every year until completion of the subscription set forth in the shareholders’ agreement.

(viii)	Omisan Wind Power Co., Ltd.

The Group has the right to claim Unison Co., Ltd. to transfer its shares in Omisan Wind Power Co., Ltd. either as a whole or as a part after the completion of the power generation complex, and if the Group exercises its right to claim transfer, Unison Co., Ltd. is obliged to transfer such shares at fair value to the Group or a third party designated by the Group.

(ix)	Geumsungsan Wind Power Co., Ltd.

The Group has a right to purchase shares owned by Daemyung Energy Co., Ltd., within the range of 18%, for 3 years after the commencement of the operation.

(x)	Seungmun Green Energy

According to the special conditions of the REC trading contract, a connected entity may demand the sale of ownership stakes held by other investors to the connected entity, or the investors may acquire new stakes or modify business documents through a capital increase in Seungmun Green Energy with prior written consent from the trustee. In the event that other investors sell their stakes to the connected entity, they may demand that the connected entity purchase their stakes in the future if certain conditions are met.

(xi)	Taebaek Guinemi Wind Power Co., Ltd.

If shareholders of Taebaek Guinemi Wind Power Co., Ltd. other than the Group intend to sell their shares after the elapse of warranty period for wind power generators specified in the EPC contract, the Group has preferential right to other parties and third parties to take over the shares that the shareholders want to sell at fair value by reaching agreement with the shareholders on the timing of sales and volume of shares to be sold considering the financial conditions, management conditions and others.

(xii)	HORANG ENERGY Inc.

The Group has the right to purchase all or partial shares of HORANG ENERGY Inc. held by other shareholders after three years have elapsed from the date of commencing the operations under the unanimous agreement of all shareholders. The Group also has an obligation to sell its shares in HORANG ENERGY Inc. either as a whole or as a part to CNcore Co., Ltd. after three years have elapsed from the date of commencing the operations upon the claim of CNcore Co., Ltd., under the unanimous agreement of all shareholders.

(xiii)	Namyangju Combined Heat and Power Co., Ltd.

The Group has an obligation to purchase certain shares from Narae Energy Co., Ltd. at fair value when Narae Energy Co., Ltd. intends to sell its shares in Namyangju Combined Heat and Power Co., Ltd. on the exercise date agreed upon in accordance with the shareholders’ agreement. If Narae Energy Co., Ltd. becomes the largest equity holder by selling, assigning, or transferring shares in accordance with the shareholders’ agreement, the Group is obligated to guarantee the drag-along right that allows Narae Energy Co., Ltd. to sell the shares held by both shareholders under the same conditions.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(7)	As of March 31, 2024, shareholders’ agreements on investments in associates and joint ventures that may cause future economic resource or cash outflows are as follows, continued:

(xiv)	Wadi Noor Solar Power Company SAOC

The Group has an obligation to purchase certain shares to Nama Holding SAOC at the price agreed upon between shareholders when Nama Holding SAOC intends to purchase shares on the exercise date agreed upon according to the shareholders’ agreement.

(xv)	Jeongeup Green Power Co., Ltd.

The Group has the right to acquire the shares held by M Eco Co., Ltd. at fair value on the date when it has been third, seventh, and tenth year from the beginning date of commercial operation. However, if M Eco Co., Ltd. transfers its shares to the entity holding the majority of shares in M Eco Co., Ltd., its right to transfer shares to the shareholder prevails the Group’s right to acquire shares from M Eco Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Group’s abilities on associates and joint ventures as of March 31, 2024 are as follows:

Company	Nature and extent of any significant restrictions

Daegu Green Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of financial institutions.

Pyeongchang Wind Power Co., Ltd.	Principals and interests on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of the financial institutions.

Daeryun Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions. Shares cannot be wholly or partially transferred without prior consent of the financial institutions.

KNH Solar Co., Ltd.	Principals and interests on subordinated loans or dividends to shareholders cannot be paid without written consent of financial institutions. Also, shares cannot be wholly or partially transferred without the consent of other stakeholders including shareholders and financial institutions.

Korea Power Engineering Service Co., Ltd.	Shares cannot be wholly or partially transferred without the consent of the board of directors.

Daehan Wind Power PSC	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Daejung Offshore Wind Power Co., Ltd.	Before the commencement of the operation, shares cannot be wholly or partially transferred without the prior written consent of other shareholders.

Naepo Green Energy Co., Ltd.	Dividends can only be paid to shareholders when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior consent of interested parties. All or part of the stocks held cannot be transferred without the written consent of the financial institution and if the conditions for the O&M utilization rate are not met or if a payment deferment is necessary due to the fulfillment of the obligation to provide funds, the contract amount will be paid in a subordinated order.

Solaseado Solar Power Co., Ltd.	Principals and interests on subordinated loans or dividends can only be paid when all conditions of the shareholders’ agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of other stakeholders including shareholders and financial institutions.

Samcheok Eco Materials Co., Ltd.	Dividends can only be paid when all conditions of the shareholders’ agreement are satisfied. Also, shares cannot be wholly or partially transferred without the written consent of the other shareholders.

Taebaek Guinemi Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied and consent of the financial institutions is obtained. Also, shares cannot be wholly or partially transferred without the written consent of the financial institutions.

Indeck Niles Asset Management, LLC	Shares cannot be wholly or partially transferred without the consent of the stakeholders.

Indeck Niles Development, LLC	Shares cannot be wholly or partially transferred without the consent of the stakeholders.

Chester Solar IV SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Chester Solar V SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Diego de Almagro Solar SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Laurel SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Chester Solar I SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Kelar S.A.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

GS Donghae Electric Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Busan Shinho Solar Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied.

Honam Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied.

Seokmun Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Also, principals and interests on subordinated loans can only be paid when written consent of financial institutions is obtained.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Group’s abilities on associates or joint ventures as of March 31, 2024 are as follows, continued:

Company	Nature and extent of any significant restrictions

Chun-cheon Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, principals and interests on subordinated loans shall not be paid until the payment conditions are satisfied.

Yeonggwangbaeksu Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Also, principals and interests on subordinated loans can only be paid when written consent of financial institutions is obtained.

Yeonggwang Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

Jamaica Public Service Company Limited	Dividends can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

PT. Tanjung Power Indonesia	Dividends can only be paid when all conditions of the loan agreement are satisfied.

DE Energia SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied.

Daesan Green Energy Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

Taebaek Gadeoksan Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Also, principals and interests on subordinated loans can only be paid when prior written consent of financial institutions is obtained.

Bitsolar Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied.

Omisan Wind Power Co., Ltd.	Principals and interests on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied, and prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without the consent of the stakeholders including other shareholders financial institutions. Also, either of Omisan Wind Power Co., Ltd. and Unison Co., Ltd. shall not transfer their shares to others wholly or partially until 4 years have passed from the completion of power complex without the written consent from the other party. In case the shares of each party become less than 10% of outstanding shares after the transfer, it also requires the written consent from the other party.

Yangyang Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Busan Industrial Solar Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Geumsungsan Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be wholly or partially transferred for 3 years after the commencement of operation, and also cannot be transferred or disposed to the third party in a way not permitted in the financial documents without prior written consent of an agent bank.

KPE green energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Cheongju Eco Park Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied, or permitted by related financing contracts, or prior written consent of financial institutions is obtained.

Goheung New Energy Co., Ltd.	Payment of dividends or repayment of loans such as subordinated loans to the investors can only be made when all conditions of the loan agreement are satisfied, and prior written consent of financial institutions is obtained.

Seungmun Green Energy	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Trumbull Asset Management, LLC	Shares cannot be either wholly or partially transferred without the consent of the stakeholders.

HORANG ENERGY Inc.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be either wholly or partially transferred before three years have passed after the commencement of operation, and also cannot be transferred or disposed to the third party in a way not permitted in the financial documents without prior written consent of an agent bank.

Yanggu Floating Photovoltaic Power Plant Inc.	Payment of dividends or repayment of loans such as subordinated loans to the investors can be made only when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

Hoenggye Renewable Energy Co., Ltd.	Dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Group’s abilities on associates or joint ventures as of March 31, 2024 are as follows, continued:

Company	Nature and extent of any significant restrictions

Daegu Photovoltaic Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be either wholly or partially transferred without prior written consent of financial institutions is obtained.

Dongducheon Dream Power Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid only when all conditions of the loan agreement are satisfied. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be either wholly or partially transferred without prior consent of the stakeholders.

Shin Pyeongtaek Power Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Seoroseoro Sunny Power Plant Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Anjwa Smart Farm & Solar City Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Muan Solar Park Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be wholly or partially transferred without prior written consent of the financial institutions is obtained.

YuDang Solar Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Haemodum Solar Co., Ltd.	Principals and interest payments on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of the financial institutions is obtained.

Cheongna Energy Co., Ltd.	Principals and interest payments on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be wholly or partially transferred without prior written consent of the financial institutions is obtained.

Hapcheon Floating Photovoltaic Power Plant Inc.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Yeongwol Eco Wind Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Gurae Resident Power Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Gunsan Land Solar Co., Ltd.	Principals and interest payments on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of the financial institutions is obtained. When the internal rate of return defined in shareholders’ agreement is met, any excessive dividend income must be provided to Gunsan City.

Eumseong Eco Park Co., Ltd.	Dividends and settlement amounts for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of the financial institutions is obtained.

PungBack Wind Farm Corporation	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Group’s abilities on associates or joint ventures as of March 31, 2024 are as follows, continued:

Company	Nature and extent of any significant restrictions

Seobusambo highway photovoltaics Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Haman Green Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained or prior written consent of financial institutions is obtained. In addition, the Group cannot transfer all or part of its shares without the consent of other shareholders until five years have elapsed from the date of issuance of the acquisition notice after the comprehensive completion of the EPC contract for the project, and shares cannot be wholly or partially transferred without prior written consent of the financial institutions is obtained.

Jeongeup Green Power Co., Ltd.	Dividends to investors are only possible when the conditions in the loan agreement are met or prior written consent from the financial institution is obtained, and subordinated loans cannot be paid to investors before the loan principal and interest are fully repaid. Additionally, all or part of the shares held cannot be transferred without the consent of other shareholders before the commencement of commercial operation of this business. The entity’s stocks may not be transferred to a third party or otherwise disposed of in a manner not permitted in the financial documents without the prior written consent of the agent bank.

Nepal Water & Energy Development Company Private Limited	The Group must maintain a minimum percentage of ownership (50%) until the project completion date and thereafter.

Goseong Green Power Co., Ltd.	The Group cannot transfer all or part of its shares without the consent of stakeholders until three years have passed since the start of commercial operation of the business.

Gangneung Eco Power Co., Ltd.	The Group cannot transfer all or part of its shares without the consent of stakeholders until three years have passed since the start of commercial operation of the business.

S-Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be wholly or partially transferred without prior consent of the stakeholders is obtained.

South Jamaica Power Company Limited	Dividends can be paid only when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

Rutile BESS Holdings, LLC	Shares cannot be either wholly or partially transferred without prior written consent of other shareholders.

Kumyang Eco Park Co., Ltd.	Dividends and payables from settlement for renewable energy certificates can only be paid when all conditions of the loan agreement are satisfied or a prior written consent of financial institutions is obtained.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

18.	Property, Plant and Equipment

(1)	Property, plant and equipment as of March 31, 2024 and December 31, 2023 are as follows:

In millions of won	March 31, 2024
	Acquisition cost		Government grants	Accumulated depreciation	Accumulated impairment losses	Book value
Land	~~W~~	14,402,664	(27,403)	—	(28,081)	14,347,180
Buildings		25,317,674	(45,014)	(12,080,497)	(5,751)	13,186,412
Structures		86,906,585	(155,415)	(35,772,362)	(9,525)	50,969,283
Machinery		114,588,512	(115,517)	(60,829,872)	(536,386)	53,106,737
Ships		17,845	—	(5,945)	—	11,900
Vehicles		421,211	(2,570)	(347,105)	(116)	71,420
Equipment		2,367,660	(5,403)	(1,953,983)	(376)	407,898
Tools		1,365,062	(53)	(1,208,044)	(1)	156,964
Construction-in-progress		34,060,759	(184,299)	—	(22,795)	33,853,665
Right-of-use assets		6,068,279	—	(2,803,484)	—	3,264,795
Asset retirement costs		17,163,611	—	(7,643,906)	(146,422)	9,373,283
Others		16,642,901	—	(14,349,666)	—	2,293,235

	~~W~~	319,322,763	(535,674)	(136,994,864)	(749,453)	181,042,772

In millions of won	December 31, 2023
	Acquisition cost		Government grants	Accumulated depreciation	Accumulated impairment losses	Book value
Land	~~W~~	14,426,253	(27,404)	—	(28,165)	14,370,684
Buildings		25,236,830	(46,227)	(11,870,875)	(5,751)	13,313,977
Structures		86,010,823	(157,881)	(35,111,297)	(9,525)	50,732,120
Machinery		113,735,035	(119,824)	(59,381,603)	(536,386)	53,697,222
Ships		17,845	—	(5,480)	—	12,365
Vehicles		421,349	(2,837)	(337,859)	(116)	80,537
Equipment		2,341,242	(5,932)	(1,909,992)	(375)	424,943
Tools		1,354,532	(62)	(1,190,057)	(1)	164,412
Construction-in-progress		32,031,297	(173,474)	—	(22,795)	31,835,028
Right-of-use assets		6,041,794	—	(2,678,051)	—	3,363,743
Asset retirement costs		17,007,088	—	(7,127,091)	(146,423)	9,733,574
Others		16,255,667	—	(14,108,737)	—	2,146,930

	~~W~~	314,879,755	(533,641)	(133,721,042)	(749,537)	179,875,535

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

18.	Property, Plant and Equipment, Continued

(2)	Changes in property, plant and equipment for the three-month period ended March 31, 2024 and for the year ended December 31, 2023 are as follows:

In millions of won	March 31, 2024
	Beginning balance		Acquisition	Disposal	Depreciation	Impairment	Others	Ending balance
Land	~~W~~	14,398,088	60	(18,627)	—	—	(4,938)	14,374,583
(Government grants)		(27,404)	—	1	—	—	—	(27,403)
Buildings		13,360,204	719	(3,678)	(229,546)	—	103,727	13,231,426
(Government grants)		(46,227)	—	—	1,217	—	(4)	(45,014)
Structures		50,890,001	5,600	(73,088)	(706,161)	—	1,008,346	51,124,698
(Government grants)		(157,881)	—	106	2,368	—	(8)	(155,415)
Machinery		53,817,046	101,090	(47,479)	(1,566,964)	—	918,561	53,222,254
(Government grants)		(119,824)	—	63	4,129	—	115	(115,517)
Ships		12,365	—	—	(465)	—	—	11,900
Vehicles		83,374	344	(158)	(10,500)	—	930	73,990
(Government grants)		(2,837)	—	7	293	—	(33)	(2,570)
Equipment		430,875	18,066	(27)	(51,228)	—	15,615	413,301
(Government grants)		(5,932)	—	—	529	—	—	(5,403)
Tools		164,474	3,913	—	(18,992)	—	7,622	157,017
(Government grants)		(62)	—	—	9	—	—	(53)
Construction-in-progress		32,008,502	3,582,960	—	—	—	(1,553,498)	34,037,964
(Government grants)		(173,474)	13	—	—	—	(10,838)	(184,299)
Right-of-use assets		3,363,743	31,841	(237)	(138,160)	—	7,608	3,264,795
Asset retirement costs		9,733,574	42	—	(559,316)	—	198,983	9,373,283
Others		2,146,930	779	—	(239,349)	—	384,875	2,293,235

	~~W~~	179,875,535	3,745,427	(143,117)	(3,512,136)	—	1,077,063	181,042,772

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

18.	Property, Plant and Equipment, Continued

(2)	Changes in property, plant and equipment for the three-month period ended March 31, 2024 and for the year ended December 31, 2023 are as follows, continued:

In millions of won	December 31, 2023
	Beginning balance		Acquisition	Disposal	Depreciation	Impairment (*)	Others	Ending balance
Land	~~W~~	14,270,937	23,519	(15,302)	—	—	118,934	14,398,088
(Government grants)		(27,405)	—	1	—	—	—	(27,404)
Buildings		13,292,200	3,706	(6,221)	(938,549)	—	1,009,068	13,360,204
(Government grants)		(50,437)	—	—	5,070	—	(860)	(46,227)
Structures		50,449,235	18,486	(311,877)	(2,828,065)	—	3,562,222	50,890,001
(Government grants)		(165,608)	—	1,611	9,562	—	(3,446)	(157,881)
Machinery		54,191,785	184,532	(195,673)	(6,062,471)	(6,331)	5,705,204	53,817,046
(Government grants)		(127,126)	—	1,230	17,413	—	(11,341)	(119,824)
Ships		13,476	—	—	(1,812)	—	701	12,365
Vehicles		87,687	5,778	(76)	(40,760)	—	30,745	83,374
(Government grants)		(2,045)	—	—	960	—	(1,752)	(2,837)
Equipment		435,741	62,291	(264)	(206,894)	—	140,001	430,875
(Government grants)		(6,608)	—	—	2,011	—	(1,335)	(5,932)
Tools		178,501	30,598	(364)	(78,487)	—	34,226	164,474
(Government grants)		(99)	—	—	38	—	(1)	(62)
Construction-in-progress		28,041,471	14,069,968	(1,511)	—	(10,700)	(10,090,726)	32,008,502
(Government grants)		(135,926)	5,544	—	—	—	(43,092)	(173,474)
Right-of-use assets		3,711,125	261,862	(2,613)	(536,517)	—	(70,114)	3,363,743
Asset retirement costs		11,288,967	—	—	(1,251,446)	—	(303,947)	9,733,574
Others		2,419,437	1,290	—	(958,649)	—	684,852	2,146,930

	~~W~~	177,865,308	14,667,574	(531,059)	(12,868,596)	(17,031)	759,339	179,875,535

(*)

The Group calculated the actual damage in relation to the fire incident at Taean IGCC gas refinery in January 2023, and recognized ~~W~~6,331 million as an impairment loss. In addition, as the recoverable amount of construction-in-progress of Guam Ukudu Power LLC, a subsidiary of the Group, is less than the book value, ~~W~~10,700 million was recognized as an impairment loss during the year ended December 31, 2023.

(3)

The Group’s subsidiaries including Korea Hydro & Nuclear Power Co., Ltd. have recognized proceeds and costs from selling items produced before its intended use, by accounting ~~W~~57,457 million (~~W~~38,149 million for the prior year) as revenue and ~~W~~35,943 million (~~W~~45,578 million for the prior year) as expense in profit or loss for the three-month period ended March 31, 2024.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

19.	Investment Properties

(1)	Investment properties as of March 31, 2024 and December 31, 2023 are as follows:

In millions of won	March 31, 2024
	Acquisition cost		Government grants	Accumulated depreciation	Book value
Land	~~W~~	193,490	—	—	193,490
Buildings		26,390	(19)	(10,697)	15,674

	~~W~~	219,880	(19)	(10,697)	209,164

In millions of won	December 31, 2023
	Acquisition cost		Government grants	Accumulated depreciation	Book value
Land	~~W~~	172,594	—	—	172,594
Buildings		20,043	(22)	(7,088)	12,933

	~~W~~	192,637	(22)	(7,088)	185,527

(2)	Changes in investment properties for the three-month period ended March 31, 2024 and for the year ended December 31, 2023 are as follows:

In millions of won	March 31, 2024
	Beginning balance		Disposal	Depreciation	Others	Ending balance
Land	~~W~~	172,594	—	—	20,896	193,490
Buildings		12,955	—	(159)	2,897	15,693
(Government grants)		(22)	—	—	3	(19)

	~~W~~	185,527	—	(159)	23,796	209,164

In millions of won	December 31, 2023
	Beginning balance		Disposal	Depreciation	Others	Ending balance
Land	~~W~~	194,417	—	—	(21,823)	172,594
Buildings		13,890	—	(494)	(441)	12,955
(Government grants)		(21)	—	1	(2)	(22)

	~~W~~	208,286	—	(493)	(22,266)	185,527

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

19.	Investment Properties, Continued

(3)	Income and expenses related to investment properties for each of the three-month periods ended March 31, 2024 and 2023 are as follows:

In millions of won	March 31, 2024		March 31, 2023
Rental income	~~W~~	2,907	2,501
Operating and maintenance expenses related to rental income		(164)	(116)

	~~W~~	2,743	2,385

(4)	Fair value of investment properties as of March 31, 2024 and December 31, 2023 are as follows:

In millions of won	March 31, 2024			December 31, 2023
	Book value		Fair value	Book value	Fair value
Land	~~W~~	193,490	288,894	172,594	258,478
Buildings		15,674	16,321	12,933	13,437

	~~W~~	209,164	305,215	185,527	271,915

The Group determined the fair value of investment property on the transition date based on valuations conducted by an independent valuation firm that is independent of the Group. The valuation firm has appropriate qualifications and experience in the valuation of real estate in the Republic of Korea, and the valuation was conducted using a comparison method, which is a method of obtaining economic value based on the marketability of the property. The fair values of the investment properties as of the reporting date were determined in consideration of the fluctuation on the publicly announced individual land price after the KIFRS transition date (January 1, 2010).

(5)	All of the Group’s investment properties are held under freehold interests.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

20.	Construction Contracts

(1)	Changes in the total contract amount in which revenue is not yet recognized for the three-month period ended March 31, 2024 and for the year ended December 31, 2023 are as follows:

In millions of won	March 31, 2024
	Beginning balance		Increase (decrease) (*)	Recognized as revenue	Ending balance
Nuclear power plant construction in overseas and others	~~W~~	5,795,600	233,643	(85,506)	5,943,737

(*)

For the three-month period ended March 31, 2024, the increased balance of contracts from new orders is ~~W~~234,618 million and the decreased balance of contracts due to changes in scope of construction work and foreign exchange impact is ~~W~~975 million.

In millions of won	December 31, 2023
	Beginning balance		Increase (decrease) (*)	Recognized as revenue	Ending balance
Nuclear power plant construction in overseas and others	~~W~~	5,594,946	986,049	(785,395)	5,795,600

(*)

For the year ended December 31, 2023, the increased balance of contracts from new orders is ~~W~~1,029,165 million and the decreased balance of contracts due to changes in scope of construction work and foreign exchange impact is ~~W~~43,116 million.

(2)	Accumulated earned revenue, expense and others related to the Group’s construction contracts in progress as of March 31, 2024 and December 31, 2023 are as follows:

In millions of won	March 31, 2024
	Accumulated earned revenue		Accumulated expense	Accumulated profit	Unearned advance receipts
Nuclear power plant construction in overseas and others	~~W~~	22,991,718	22,431,844	559,874	73,913

In millions of won	December 31, 2023
	Accumulated earned revenue		Accumulated expense	Accumulated profit	Unearned advance receipts
Nuclear power plant construction in overseas and others	~~W~~	22,996,785	22,382,628	614,157	74,253

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

20.	Construction Contracts, Continued

(3)	The gross amounts due from customers recognized as contract assets and due to customers recognized as contract liabilities for contract works as of March 31, 2024 and December 31, 2023 are as follows:

In millions of won	March 31, 2024			December 31, 2023
	Contract assets (*1)		Contract liabilities (*2)	Contract assets (*1)	Contract liabilities (*2)
Nuclear power plant construction in overseas and others	~~W~~	208,885	286,438	183,204	270,789

(*1)	Included in trade and other receivables, net, in the consolidated statements of financial position.
(*2)

Included in non-financial liabilities as advance received in the consolidated statements of financial position. The revenue recognized on March 31, 2024 from the amounts included in contract liabilities at the end of the prior year is ~~W~~38,682 million.

(4)

The contracts with purchasers state that the disclosure of information related to UAE and Egypt Eldaba nuclear power plant construction projects such as rate of progress, unbilled construction, impairment losses, etc. is not allowed without consent from the purchasers. The purchasers did not agree to disclose such information. Accordingly, the Group did not disclose such information based on KIFRS 1115 129.2(2) as it is probable that the purchasers may file a lawsuit for breach of contract if the Group does so. Also, the Group reported to the audit committee that those items will not be disclosed in the notes to the consolidated financial statements.

	Contract date	Completion date
Egypt Eldaba nuclear power plant construction projects	August 25, 2022	April 8, 2029

(5)

Operating segments information related to the contracts for which the Group recognizes revenue based on the percentage-of-completion on a cost-based input method for the three-month period ended March 31, 2024 is as follows:

In millions of won	March 31, 2024
	Effect from changes in accounting estimates							Contract assets from construction contracts		Trade receivables from construction contracts
	Expected loss on construction contracts		Changes in estimates of contract revenue and costs	Amounts recognized in current profit or loss	Amounts recognized in future profit or loss	Changes in estimated total contract costs	Revenue recognized from performance obligations satisfied in previous periods	Gross	Allowance for doubtful accounts	Gross	Allowance for doubtful accounts
Transmission and distribution	~~W~~—		(56,006)	(52,100)	(3,906)	57,764	—	118,805	15,427	—	—
Electric power generation (Nuclear)		—	40,381	496	39,885	104,600	—	—	—	—	—
Plant maintenance & engineering Service		2,576	6,185	4,669	1,516	12,223	1,346	90,080	3	71,911	6,608

	~~W~~	2,576	(9,440)	(46,935)	37,495	174,587	1,346	208,885	15,430	71,911	6,608

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

21.	Intangible Assets other than Goodwill

(1)	Intangible assets as of March 31, 2024 and December 31, 2023 are as follows:

In millions of won	March 31, 2024
	Acquisition cost		Government grants	Accumulated amortization	Accumulated impairment losses	Book value
Software	~~W~~	1,098,069	(383)	(908,075)	(19)	189,592
Copyrights, patents rights and other industrial rights		98,134	—	(66,536)	(9,178)	22,420
Mining rights		644,893	—	(63,509)	(552,355)	29,029
Development expenditures		968,371	(1,782)	(917,762)	—	48,827
Intangible assets under development		109,134	(2,799)	—	(8,903)	97,432
Usage rights of donated assets and others		592,724	—	(450,225)	(136)	142,363
Leasehold rights		28,185	—	(24,496)	—	3,689
Greenhouse gas emissions rights		129,092	—	—	—	129,092
Others		599,254	(298)	(205,896)	(11,968)	381,092

	~~W~~	4,267,856	(5,262)	(2,636,499)	(582,559)	1,043,536

In millions of won	December 31, 2023
	Acquisition cost		Government grants	Accumulated amortization	Accumulated impairment losses	Book value
Software	~~W~~	1,083,537	(413)	(885,677)	(19)	197,428
Copyrights, patents rights and other industrial rights		105,827	—	(73,158)	(9,178)	23,491
Mining rights		643,625	—	(57,549)	(553,911)	32,165
Development expenditures		966,530	(2,121)	(911,096)	—	53,313
Intangible assets under development		94,916	(2,458)	—	(8,903)	83,555
Usage rights of donated assets and others		592,739	—	(447,352)	(136)	145,251
Leasehold rights		28,185	—	(24,256)	—	3,929
Greenhouse gas emissions rights		107,086	—	—	—	107,086
Others		599,958	(322)	(199,865)	(12,005)	387,766

	~~W~~	4,222,403	(5,314)	(2,598,953)	(584,152)	1,033,984

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

21.	Intangible Assets other than Goodwill, Continued

(2)	Changes in intangible assets for the three-month period ended March 31, 2024 and for the year ended December 31, 2023 are as follows:

In millions of won	March 31, 2024
	Beginning balance		Acquisition	Disposal	Amortization	Impairment	Others	Ending balance
Software	~~W~~	197,841	2,015	—	(21,477)	—	11,596	189,975
(Government grants)		(413)	—	—	30	—	—	(383)
Copyrights, patents rights and other industrial rights		23,491	9	(44)	(1,100)	—	64	22,420
Mining rights		32,165	807	—	(2,520)	—	(1,423)	29,029
Development expenditures		55,434	—	—	(6,337)	—	1,512	50,609
(Government grants)		(2,121)	—	—	339	—	—	(1,782)
Intangible assets under development		86,013	17,348	—	—	—	(3,130)	100,231
(Government grants)		(2,458)	—	—	—	—	(341)	(2,799)
Usage rights of donated assets and others		145,251	—	—	(2,888)	—	—	142,363
Leasehold rights		3,929	—	—	(240)	—	—	3,689
Greenhouse gas emissions rights		107,086	—	—	(12)	—	22,018	129,092
Others		388,088	1,199	(422)	(6,300)	—	(1,175)	381,390
(Government grants)		(322)	—	—	1	—	23	(298)

	~~W~~	1,033,984	21,378	(466)	(40,504)	—	29,144	1,043,536

In millions of won	December 31, 2023
	Beginning balance		Acquisition	Disposal	Amortization	Impairment	Others	Ending balance
Software	~~W~~	203,007	12,837	(18)	(86,174)	—	68,189	197,841
(Government grants)		(174)	—	—	85	—	(324)	(413)
Copyrights, patents rights and other industrial rights		28,013	319	(70)	(4,918)	(180)	327	23,491
Mining rights		38,525	2,164	—	(10,289)	—	1,765	32,165
Development expenditures		54,505	—	—	(25,614)	—	26,543	55,434
(Government grants)		(3,477)	—	—	1,356	—	—	(2,121)
Intangible assets under development		67,722	51,282	—	—	—	(32,991)	86,013
(Government grants)		(2,108)	—	—	—	—	(350)	(2,458)
Usage rights of donated assets and others		157,143	—	—	(11,857)	—	(35)	145,251
Leasehold rights		4,888	—	—	(959)	—	—	3,929
Greenhouse gas emissions rights		43,960	8,577	(1)	(2)	—	54,552	107,086
Others		364,727	4,136	(119)	(24,895)	(103)	44,342	388,088
(Government grants)		(67)	—	—	93	—	(348)	(322)

	~~W~~	956,664	79,315	(208)	(163,174)	(283)	161,670	1,033,984

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

21.	Intangible Assets other than Goodwill, Continued

(3)	Significant specific intangible assets as of March 31, 2024 and December 31, 2023 are as follows:

In millions of won and thousands of Australian dollars

March 31, 2024
Type	Description	Currency	Amount	Remaining useful lives
Software	S/4HANA ERP license	KRW	5,376	3 years and 8 months
Copyrights, patents rights and other industrial rights	Contributions to APR NRC DC	KRW	15,653	3 years and 9 months
Mining rights	Mining rights of Bylong mine	AUD	—	— (*)
Usage rights of donated assets and others	Sejong Haengbogdosi sharing charge	KRW	12,100	2 years and 8 months
	Right of use electricity and gas supply facility (Community district of Songdo)	KRW	6,590	6 years and 3 months
Others	Occupancy and use of public waters	KRW	69,448	12 years and 10 months
	Greenhouse gas emissions rights	KRW	129,092	—
	Business rights	KRW	147,527	25 years and 8 months

(*) The carrying amount of mining rights is nil, because KEPCO Australia Pty., Ltd. and KEPCO Bylong Australia Pty., Ltd. had recognized impairment losses in full.

In millions of won and thousands of Australian dollars

December 31, 2023
Type	Description	Currency	Amount	Remaining useful lives
Software	S/4HANA ERP license	KRW	5,742	3 years and 11 months
Copyrights, patents rights and other industrial rights	Contributions to APR NRC DC	KRW	16,697	4 years
Mining rights	Mining rights of Bylong mine	AUD	—	— (*)
Usage rights of donated assets and others	Sejong Haengbogdosi sharing charge	KRW	13,235	2 years and 11 months
	Right of use electricity and gas supply facility (Community district of Songdo)	KRW	6,853	6 years and 6 months
Others	Occupancy and use of public waters	KRW	70,800	13 years and 1 month
	Greenhouse gas emissions rights	KRW	107,086	—
	Business rights	KRW	148,964	25 years and 11 months

(*) The carrying amount of mining rights is nil, because KEPCO Australia Pty., Ltd. and KEPCO Bylong Australia Pty., Ltd. had recognized impairment losses in full.

(4)	For each of the three-month periods ended March 31, 2024 and 2023, the Group recognized research and development expenses of ~~W~~166,308 million and ~~W~~151,886 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

22.	Trade and Other Payables

Trade and other payables as of March 31, 2024 and December 31, 2023 are as follows:

In millions of won	March 31, 2024			December 31, 2023
	Current		Non-current	Current	Non-current
Trade payables	~~W~~	4,522,912	—	4,341,482	—
Non-trade payables		2,148,296	1,701,053	2,140,906	1,716,345
Accrued expenses		1,924,949	4,139	1,859,765	23,148
Leasehold deposits received		2,553	2,096	2,548	1,042
Other deposits received		65,628	72,426	127,933	33,723
Lease liabilities		617,338	3,158,671	612,765	3,195,115
Dividends payable		62,511	—	4,574	—
Others (*)		—	10,081	—	12,584

	~~W~~	9,344,187	4,948,466	9,089,973	4,981,957

(*)	Details of others as of March 31, 2024 and December 31, 2023 are as follows:

In millions of won	March 31, 2024			December 31, 2023
	Current		Non-current	Current	Non-current
Advance received from local governments	~~W~~	—	3,069	—	3,069
Others		—	7,012	—	9,515

	~~W~~	—	10,081	—	12,584

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

23.	Borrowings and Debt Securities

(1)	Borrowings and debt securities as of March 31, 2024 and December 31, 2023 are as follows:

In millions of won	March 31, 2024		December 31, 2023
Current liabilities
Short-term borrowings	~~W~~	6,508,107	10,667,335
Current portion of long-term borrowings		6,177,979	5,780,638
Current portion of debt securities		29,485,354	24,681,439
Less: current portion of discount on long-term borrowings		(1,172)	(1,152)
Less: current portion of discount on debt securities		(7,226)	(7,176)
Add: current portion of premium on debt securities		141	263

		42,163,183	41,121,347

Non-current liabilities
Long-term borrowings		3,499,572	3,407,514
Debt securities		84,966,318	89,293,561
Less: discount on long-term borrowings		(14,589)	(14,683)
Less: discount on debt securities		(181,600)	(175,909)

		88,269,701	92,510,483

	~~W~~	130,432,884	133,631,830

(2)	Repayment schedules of borrowings and debt securities as of March 31, 2024 and December 31, 2023 are as follows:

In millions of won
March 31, 2024
Type	Borrowings		Debt Securities
Less than 1 year	~~W~~	12,686,086	29,485,354
1~ 5 years		1,616,924	61,008,607
More than 5 years		1,882,648	23,957,711

	~~W~~	16,185,658	114,451,672

In millions of won
December 31, 2023
Type	Borrowings		Debt Securities
Less than 1 year	~~W~~	16,447,973	24,681,439
1~ 5 years		1,649,696	64,342,617
More than 5 years		1,757,818	24,950,944

	~~W~~	19,855,487	113,975,000

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

23.	Borrowings and Debt Securities, Continued

(3)	Short-term borrowings as of March 31, 2024 and December 31, 2023 are as follows:

In millions of won and thousands of USD
March 31, 2024
Type	Creditor	Interest rate (%)	Maturity	Foreign currency	Local currency
Local short-term borrowings	DB financial investment and others	3.57~4.60	2024.04.01~2024.12.31	—	~~W~~	2,035,363
Local short-term borrowings	Nonghyup Bank and others	3M CD+0.98~1.12	2024.05.26~2024.11.20	—		4,300,000
Local short-term borrowings	Export-Import Bank of Korea	3M bank debenture rate+0.34	2024.12.27	—		50,000
Foreign short-term borrowings	Export-Import Bank of Korea	5.49	2024.09.27	USD 40,000		53,872
Foreign short-term borrowings	Kookmin Bank	1M SOFR+0.95	2024.08.13	USD 40,000		53,872
Local bank overdraft	Nonghyup Bank	3M MOR+1.20	2024.06.06	—		15,000

					~~W~~	6,508,107

In millions of won and thousands of USD
December 31, 2023
Type	Creditor	Interest rate (%)	Maturity	Foreign currency	Local currency
Local short-term borrowings	DB financial investment and others	4.00~4.84	2024.01.05~2024.12.31	—	~~W~~	6,180,339
Local short-term borrowings	Nonghyup Bank and others	3M CD+0.98~1.12	2024.05.26~2024.11.20	—		4,300,000
Local short-term borrowings	Korea Development Bank	Standard overdraft rate+1.06	2024.02.24	—		30,000
Local short-term borrowings	Export-Import Bank of Korea	3M bank debenture rate+0.34	2024.12.27	—		50,000
Foreign short-term borrowings	Export-Import Bank of Korea	5.49	2024.09.27	USD 40,000		51,576
Foreign short-term borrowings	Kookmin Bank	1M SOFR+0.95	2024.02.16	USD 40,000		51,576
Local bank overdraft	Woori Bank and others	Standard overdraft rate+1.37 4.63~5.34	2024.01.05~2024.02.23	—		3,844

					~~W~~	10,667,335

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of March 31, 2024 and December 31, 2023 are as follows:

In millions of won
March 31, 2024
Type		Interest rate (%)	Maturity	Foreign currency	Local currency

Local long-term borrowings
Korea Development Bank	Others	0.50	2024~2044	—	~~W~~	1,743
	Facility	2.60~4.94	2025~2042	—		53,682
	Facility	CB rate+0.90	2029	—		9,985
	Operating funds	1yr KDB rate+0.91	2024	—		40,000
Hana Bank and others	Commercial Paper	3M CD+0.13~1.20	2024~2029	—		5,750,000
	Facility	4.60	2028	—		6,151
	Facility	3yr KTB rate-2.50	2028	—		2,990
Export-Import Bank of Korea	Project loans	1.00	2026	—		7,365
	Facility	1.32	2025~2028	—		76,000
	Operating funds	3M bank debenture rate+0.66	2026	—		50,000
Korea Energy Agency	Development of power resources	3yr KTB rate-2.25 2.25	2024~2028	—		8,737
	Facility	3yr KTB rate-1.50	2024	—		107
	Project loans	—	2033	—		1,197
Shinhan Bank and others	Facility	CB rate+0.90~1.10	2028~2029	—		16,216
	Operating funds	6M bank debenture rate+0.93	2025	—		20,000
	Commercial Paper	3M CD+0.38	2025	—		150,000
	Others	3.95	2034	—		72,022
	Others	Standard overdraft rate+1.00	2034	—		72,022
Kookmin Bank	Facility	3M CD+1.79~2.10 5.85	2030~2037	—		165,471
	Operating funds	1yr bank debenture rate+0.78	2025	—		20,000
Woori Bank	Facility	Standard overdraft rate+1.60 3M CD+1.90 5.85	2034~2042	—		102,292
IBK	Facility	4.00~5.80	2042~2044	—		30,690
Nonghyup Bank	Facility	3M CD+2.00~2.10	2030~2041	—		23,800
Others	Facility	2.80~6.80	2024~2042	—		757,025
	Facility	CB rate+1.10 3M CD+2.10 1.75	2028~2041	—		25,772
	PF Refinancing	CB rate+1.25	2030	—		6,441
	PF Refinancing	4.10	2030	—		17,893
	Securitized debts (*)	3M CD+1.80	2025	—		55,000
	Others	4.40~7.90	2025~2039	—		113,850
	Others	2.00~6.86	2031~2034	—		49,879

					~~W~~	7,706,330

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of March 31, 2024 and December 31, 2023 are as follows, continued:

In millions of won and thousands of foreign currencies
March 31, 2024
Type		Interest rate (%)	Maturity	Foreign currency		Local currency

Foreign long-term borrowings
Korea Energy Agency	Project loans	—	2026	USD	8,744	~~W~~	11,776
Export-Import Bank of Korea and others	Direct Loan and others	6M Synthetic Libor+1.80~3.20	2036	USD	78,413		105,607
	Direct Loan and others	6M Synthetic Libor+2.25~3.70	2027	JOD	62,473		118,673
	Facility	6M Synthetic Libor+1.70~2.50 1M SOFR+1.83	2029~2031	USD	117,291		157,968
Korea Development Bank and others	EBL	1M SOFR+0.86	2025	USD	142,049		191,311
POSCO E&C and others	Shareholder’s loan	5.60~8.00	2025	USD	10,770		14,505
	Shareholder’s loan	8.00	2031	JOD	4,765		9,051
Samsung Life Insurance and others	Syndicated Loan	3.10~8.00	2032	JPY	4,054,658		36,065
Woori Bank and others	Syndicated Loan	JPY 6M Tibor+1.84	2032	JPY	2,208,139		19,641
Solar Construction Lending, LLC	Facility	5.00	2025	USD	29,894		40,261
Kiwoom Solar Power Professional Investor Private Placement Investment Trust V	Senior borrowing	3.90	2029	EUR	40,877		59,391
IFC and others	Facility	3M SOFR+1.99 6M SOFR+5.00 3M BSBY+1.70 6.19~7.19	2024~2032	USD	678,075		913,231
Hanwha US Solar Private Fund and others	Facility	6.00	2039	USD	60,820		81,912
DBS Bank and others	Facility	1M BBSY+1.40~2.25	2025	AUD	183,141		160,695
Nonghyup Bank and others	Facility	10.40	2039	USD	37,966		51,134

							1,971,221

							9,677,551
Less: discount on long-term borrowings							(15,761)
Less: current portion of long-term borrowings							(6,177,979)
Add: current portion of discount on long-term borrowings							1,172

						~~W~~	3,484,983

(*)	The main reasons for early repayment of securitized debts as of March 31, 2024 are as follows:

Type	Details
Non-payment of proceeds	Where the consignor fails to pay the principal to the trustee
Guarantees for supplemental funding	Where the consignor fails to fulfill guarantees for supplemental funding
Additional trust obligation	Where the consignor fails to fulfill the additional trust obligation
Event of default	In case the event of default occurs under the ABL loan agreement

The Group is responsible for collateral obligations (fund supplementation) and liability guarantees for entrusted assets.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of March 31, 2024 and December 31, 2023 are as follows, continued:

In millions of won
December 31, 2023
Type		Interest rate (%)	Maturity	Foreign currency	Local currency

Local long-term borrowings
Korea Development Bank	Others	0.50	2024~2044	—	~~W~~	1,758
	Facility	2.60~4.94	2025~2042	—		53,052
	Facility	CB rate+0.90	2029	—		9,985
	Operating funds	1yr KDB rate+0.91	2024	—		40,000
Hana Bank and others	Commercial Paper	3M CD+0.13~1.20	2024~2028	—		5,350,000
	Facility	4.60	2028	—		6,558
	Facility	3yr KTB rate-2.50	2028	—		3,156
Export-Import Bank of Korea	Project loans	1.00	2026	—		7,365
	Facility	1.32	2028	—		80,000
	Operating funds	3M bank debenture rate+0.66	2026	—		40,000
Korea Energy Agency	Development of power resources	3yr KTB rate-2.25 2.25	2024~2028	—		9,176
	Facility	3yr KTB rate-1.50	2024	—		163
	Project loans	—	2033	—		1,197
Shinhan Bank and others	Facility	CB rate+0.90~1.10	2028~2029	—		16,825
	Operating funds	6M bank debenture rate+0.93	2025	—		20,000
	Commercial Paper	3M CD+0.38	2025	—		150,000
	Others	3.95	2034	—		73,425
	Others	Standard overdraft rate+1.00	2034	—		73,425
Kookmin Bank	Facility	1yr bank debenture rate+0.78 3M CD+1.79~2.10 5.04	2025~2037	—		186,032
Woori Bank	Facility	Standard overdraft rate+1.60 3M CD+1.90 5.04	2034~2042	—		101,172
IBK	Facility	4.00~5.80	2042~2044	—		30,690
Nonghyup Bank	Facility	3M CD+2.00~2.10	2030~2041	—		22,517
Others	Facility	3.50~6.80	2028~2042	—		735,722
	Facility	CB rate+1.10 3M CD+2.10 1.75~3.30	2024~2041	—		51,509
	PF Refinancing	CB rate+1.25	2030	—		6,680
	PF Refinancing	4.10	2030	—		18,556
	Securitized debts (*)	3M CD+1.80	2025	—		52,060
	Others	4.40~7.90	2025~2039	—		113,973
	Others	1.80~4.50	2031~2034	—		49,879

					~~W~~	7,304,875

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of March 31, 2024 and December 31, 2023 are as follows, continued:

In millions of won and thousands of foreign currencies

December 31, 2023
Type		Interest rate (%)	Maturity	Foreign currency		Local currency

Foreign long-term borrowings
Korea Energy Agency	Project loans	—	2026	USD	8,744	~~W~~	11,274
Export-Import Bank of Korea and others	Direct Loan and others	6M Synthetic Libor+1.80~3.20	2036	USD	78,347		101,020
	Direct Loan and others	6M Synthetic Libor+2.25~3.70	2027	JOD	62,385		113,390
	Facility	6M Synthetic Libor+1.70~2.50 1M SOFR+1.83	2029~2031	USD	120,916		155,909
Korea Development Bank and others	EBL	1M SOFR+0.86	2025	USD	142,049		183,157
POSCO E&C and others	Shareholder’s loan	5.60~8.00	2025	USD	10,770		13,887
	Shareholder’s loan	8.00	2031	JOD	5,419		9,850
Samsung Life Insurance and others	Syndicated Loan	3.10~8.00	2032	JPY	4,350,671		39,707
Woori Bank and others	Syndicated Loan	JPY 6M Tibor+1.84	2032	JPY	2,399,088		21,896
Solar Construction Lending, LLC	Facility	5.00	2025	USD	29,894		38,545
Kiwoom Solar Power Professional Investor Private Placement Investment Trust V	Senior borrowing	3.90	2029	EUR	40,478		57,745
IFC and others	Facility	3M SOFR+1.99 6M SOFR+5.00 3M BSBY+1.70 6.05~6.62	2024~2031	USD	655,922		845,746
Hanwha US Solar Private Fund and others	Facility	6.00	2039	USD	60,674		78,233
DBS Bank and others	Facility	1M BBSY+1.40~2.25	2025	AUD	185,086		162,891
Nonghyup Bank and others	Facility	10.40	2039	USD	38,799		50,027

							1,883,277

							9,188,152
Less: discount on long-term borrowings							(15,835)
Less: current portion of long-term borrowings							(5,780,638)
Add: current portion of discount on long-term borrowings							1,152

						~~W~~	3,392,831

(*)	The main reasons for early repayment of securitized debts as of December 31, 2023 are as follows:

Type	Details
Non-payment of proceeds	Where the consignor fails to pay the principal to the trustee
Guarantees for supplemental funding	Where the consignor fails to fulfill guarantees for supplemental funding
Additional trust obligation	Where the consignor fails to fulfill the additional trust obligation
Event of default	In case the event of default occurs under the ABL loan agreement

The Group is responsible for collateral obligations (fund supplementation) and liability guarantees for entrusted assets.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

23.	Borrowings and Debt Securities, Continued

(5)	Local debt securities as of March 31, 2024 and December 31, 2023 are as follows:

In millions of won
	Issue date	Maturity	Interest rate (%)	March 31, 2024		December 31, 2023

Electricity Bonds	2012.03.27~2023.09.11	2024.04.05~2052.04.21	1.43~5.99	~~W~~	65,820,000	67,730,000

Corporate Bonds (*)	2009.10.16~2024.03.25	2024.04.02~2053.11.10	1.28~10.00		30,307,353	29,887,353

Corporate Bonds	2021.05.26~2023.12.28	2041.05.25~2043.09.15	2.50~3.78		41,578	41,578

					96,168,931	97,658,931

Less: discount on local debt securities					(53,757)	(54,826)

Less: current portion of local debt securities					(27,831,584)	(23,141,584)
Add: current portion of discount on local debt securities					4,527	4,712

				~~W~~	68,288,117	74,467,233

(*)

Among the corporate bonds, each holder of Hee Mang Sunlight Power Co., Ltd.’s private equity bonds, amounting to ~~W~~1,584 million, may exercise the early redemption rights on the 5th year (March 31, 2021) from the date of issuance of the bonds and every year on March 31 thereafter, until the year before the redemption date.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

23.	Borrowings and Debt Securities, Continued

(6)	Foreign debt securities as of March 31, 2024 and December 31, 2023 are as follows:

In millions of won and thousands of foreign currencies
March 31, 2024
Type	Issue date	Maturity	Interest rate (%)	Foreign currency		Local currency
FY-96	1996.04.01~1996.12.06	2026.12.01~2096.04.01	6.00~7.95	USD	278,701	~~W~~	375,355
FY-97	1997.01.31~1997.08.04	2027.02.01~2027.08.01	6.75~7.00	USD	314,717		423,861
FY-04	2004.04.23	2034.04.23	5.13	USD	286,920		386,424
FY-14	2014.07.30	2029.07.30	3.57	USD	100,000		134,680
FY-15	2015.06.15	2025.06.15	3.25	USD	300,000		404,040
FY-17	2017.07.25	2027.07.25	3.13	USD	300,000		404,040
FY-17	2017.10.30	2037.10.30	1.70	EUR	40,000		58,117
FY-17	2017.11.16	2037.11.16	2.36	SEK	450,000		56,619
FY-18	2018.03.13	2028.03.13	3.35	HKD	1,650,000		283,965
FY-19	2019.06.24	2024.06.24	2.50	USD	500,000		673,400
FY-19	2019.07.19	2024.07.19~2027.07.19	0.00~0.05	CHF	300,000		448,137
FY-19	2019.10.30	2024.10.30	3M BBSW+0.97	AUD	300,000		263,232
FY-19	2019.12.19	2037.12.31	3.30~5.70	USD	337,577		454,649
FY-20	2020.02.03	2025.02.03	2.13	USD	300,000		404,040
FY-20	2020.05.06	2025.05.06	1.75	USD	500,000		673,400
FY-20	2020.06.15	2025.06.15	1.13	USD	500,000		673,400
FY-20	2020.08.03	2026.02.03	1.00	USD	300,000		404,040
FY-21	2021.01.27	2026.01.27	0.75	USD	450,000		606,060
FY-21	2021.04.27	2026.04.27	1.25	USD	500,000		673,400
FY-21	2021.08.09	2026.08.09	1.25	USD	300,000		404,040
FY-21	2021.09.24	2026.09.24	1.13	USD	300,000		404,040
FY-22	2022.04.21	2027.04.21	3.63	USD	300,000		404,040
FY-22	2022.05.06	2025.05.06	3.60	USD	500,000		673,400
FY-22	2022.06.14	2025.06.14~2027.06.14	3.63~4.00	USD	800,000		1,077,440
FY-22	2022.06.28	2025.06.28	4.13	USD	300,000		404,040
FY-22	2022.07.27	2027.07.27	4.25	USD	700,000		942,760
FY-22	2022.10.06	2026.04.06~2028.04.06	5.38~5.50	USD	800,000		1,077,440
FY-22	2022.10.06~2022.11.01	2032.10.06	5.16	HKD	2,350,000		404,435
FY-23	2023.06.07	2030.06.07	4.51	HKD	1,037,000		178,468
FY-23	2023.07.12	2028.07.12	4.88	USD	350,000		471,380
FY-23	2023.07.18	2028.07.18	5.00	USD	500,000		673,400
FY-23	2023.07.31	2026.07.31	5.38	USD	1,000,000		1,346,800
FY-23	2023.09.21	2026.09.21	5.38	USD	300,000		404,040
FY-24	2024.01.31	2027.01.31	4.88	USD	1,200,000		1,616,159

							18,282,741
Less: discount on foreign debt securities							(135,069)
Add: addition on foreign debt securities							141
Less: current portion of foreign debt securities							(1,653,770)
Add: current portion of discount on foreign debt securities							2,699
Less: current portion of addition on foreign debt securities							(141)

						~~W~~	16,496,601

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

23.	Borrowings and Debt Securities, Continued

(6)	Foreign debt securities as of March 31, 2024 and December 31, 2023 are as follows, continued:

In millions of won and thousands of foreign currencies
December 31, 2023
Type	Issue date	Maturity	Interest rate (%)	Foreign currency		Local currency
FY-96	1996.04.01~1996.12.06	2026.12.01~2096.04.01	6.00~7.95	USD	278,701	~~W~~ 359,357
FY-97	1997.01.31~1997.08.04	2027.02.01~2027.08.01	6.75~7.00	USD	314,717	405,796
FY-04	2004.04.23	2034.04.23	5.13	USD	286,920	369,955
FY-14	2014.07.30	2029.07.30	3.57	USD	100,000	128,940
FY-15	2015.06.15	2025.06.15	3.25	USD	300,000	386,820
FY-17	2017.07.25	2027.07.25	3.13	USD	300,000	386,820
FY-17	2017.10.30	2037.10.30	1.70	EUR	40,000	57,064
FY-17	2017.11.16	2037.11.16	2.36	SEK	450,000	58,050
FY-18	2018.03.13	2028.03.13	3.35	HKD	1,650,000	272,349
FY-19	2019.02.27	2024.02.27	0.13	CHF	200,000	305,364
FY-19	2019.06.24	2024.06.24	2.50	USD	500,000	644,700
FY-19	2019.07.19	2024.07.19~2027.07.19	0.00~0.05	CHF	300,000	458,046
FY-19	2019.10.30	2024.10.30	3M BBSW+0.97	AUD	300,000	264,024
FY-19	2019.12.19	2037.12.31	3.30~5.70	USD	342,753	441,946
FY-20	2020.02.03	2025.02.03	2.13	USD	300,000	386,820
FY-20	2020.05.06	2025.05.06	1.75	USD	500,000	644,700
FY-20	2020.06.15	2025.06.15	1.13	USD	500,000	644,700
FY-20	2020.08.03	2026.02.03	1.00	USD	300,000	386,820
FY-21	2021.01.27	2026.01.27	0.75	USD	450,000	580,230
FY-21	2021.04.27	2026.04.27	1.25	USD	500,000	644,700
FY-21	2021.08.09	2026.08.09	1.25	USD	300,000	386,820
FY-21	2021.09.24	2026.09.24	1.13	USD	300,000	386,820
FY-22	2022.04.21	2027.04.21	3.63	USD	300,000	386,820
FY-22	2022.05.06	2025.05.06	3.60	USD	500,000	644,700
FY-22	2022.06.14	2025.06.14~2027.06.14	3.63~4.00	USD	800,000	1,031,520
FY-22	2022.06.28	2025.06.28	4.13	USD	300,000	386,820
FY-22	2022.07.27	2027.07.27	4.25	USD	700,000	902,580
FY-22	2022.10.06	2026.04.06~2028.04.06	5.38~5.50	USD	800,000	1,031,520
FY-22	2022.10.06~2022.11.01	2032.10.06	5.16	HKD	2,350,000	387,891
FY-23	2023.06.07	2030.06.07	4.51	HKD	1,037,000	171,167
FY-23	2023.07.12	2028.07.12	4.88	USD	350,000	451,290
FY-23	2023.07.18	2028.07.18	5.00	USD	500,000	644,700
FY-23	2023.07.31	2026.07.31	5.38	USD	1,000,000	1,289,400
FY-23	2023.09.21	2026.09.21	5.38	USD	300,000	386,820

						16,316,069
Less: discount on foreign debt securities						(128,259)
Add: addition on foreign debt securities						263
Less: current portion of foreign debt securities						(1,539,855)
Add: current portion of discount on foreign debt securities						2,464
Less: current portion of addition on foreign debt securities						(263)

						~~W~~14,650,419

(7)	Changes in borrowings and debt securities for each of the three-month periods ended March 31, 2024 and 2023 are as follows:

In millions of won	March 31, 2024		March 31, 2023
Beginning balance	~~W~~	133,631,830	120,605,365
Cash flow		(3,950,651)	5,230,068
Effect of exchange rate fluctuations		757,494	506,782
Others		(5,789)	(21,308)

Ending balance	~~W~~	130,432,884	126,320,907

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

24.	Lease

1)	Group as a lessee

(1)	Finance lease contracts

The Group applies the short-term leases recognition exemption to its lease contracts that have a lease term of 12 months or less from the commencement date, and recognized ~~W~~39,039 million and ~~W~~42,955 million respectively, as expense for each of the three-month periods ended March 31, 2024 and 2023. The Group also applies the leases of low-value assets recognition exemption to leases contracts with underlying assets considered to be low value (i.e., approximately less than ~~W~~5 million), and recognized ~~W~~823 million and ~~W~~604 million respectively, as expense for each of the three-month periods ended March 31, 2024 and 2023. The Group has lease contracts for various items such as consecutive voyage charter contracts, power purchase agreements (PPA), real estate lease contracts including buildings, switchyard, and land for electric substation, vehicles, and other equipment.

(2)	Right-of-use assets as of March 31, 2024 and December 31, 2023 are as follows:

In millions of won	March 31, 2024
	Acquisition cost		Accumulated depreciation	Book value
Land	~~W~~	946,213	(296,378)	649,835
Buildings		197,180	(102,410)	94,770
Structures		51,409	(9,990)	41,419
Machinery		26,714	(22,066)	4,648
Ships		4,137,168	(1,918,753)	2,218,415
Vehicles		59,763	(36,505)	23,258
Others (*)		649,832	(417,382)	232,450

	~~W~~	6,068,279	(2,803,484)	3,264,795

(*)	Including a power purchase agreement (“PPA”) with CGN Yulchon Generation Co., Ltd.

In millions of won	December 31, 2023
	Acquisition cost		Accumulated depreciation	Book value
Land	~~W~~	937,481	(281,621)	655,860
Buildings		188,017	(97,444)	90,573
Structures		46,573	(9,217)	37,356
Machinery		26,453	(20,510)	5,943
Ships		4,137,168	(1,823,863)	2,313,305
Vehicles		59,208	(33,717)	25,491
Others (*)		646,894	(411,679)	235,215

	~~W~~	6,041,794	(2,678,051)	3,363,743

(*)	Including a power purchase agreement (“PPA”) with CGN Yulchon Generation Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

24.	Lease, Continued

(3)	Changes in right-of-use assets for the three-month period ended March 31, 2024 and for the year ended December 31, 2023 are as follows:

In millions of won	March 31, 2024
	Beginning balance		Increase	Depreciation	Decrease	Others	Ending balance
Land	~~W~~	655,860	8,807	(14,534)	—	(298)	649,835
Buildings		90,573	13,824	(13,864)	(170)	4,407	94,770
Structures		37,356	4,111	(1,752)	—	1,704	41,419
Machinery		5,943	299	(1,556)	—	(38)	4,648
Ships		2,313,305	—	(94,890)	—	—	2,218,415
Vehicles		25,491	1,906	(3,618)	(67)	(454)	23,258
Others		235,215	2,894	(7,946)	—	2,287	232,450

	~~W~~	3,363,743	31,841	(138,160)	(237)	7,608	3,264,795

In millions of won	December 31, 2023
	Beginning balance		Increase	Depreciation	Decrease	Others	Ending balance
Land	~~W~~	661,799	2,696	(57,461)	(126)	48,952	655,860
Buildings		74,856	24,622	(32,591)	(904)	24,590	90,573
Structures		23,965	49	(2,471)	(273)	16,086	37,356
Machinery		835	—	(94)	—	5,202	5,943
Ships		2,596,863	199,538	(382,298)	—	(100,798)	2,313,305
Vehicles		14,716	21,097	(10,464)	(1,008)	1,150	25,491
Others		338,091	13,860	(51,138)	(302)	(65,296)	235,215

	~~W~~	3,711,125	261,862	(536,517)	(2,613)	(70,114)	3,363,743

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

24.	Lease, Continued

(4)	Lease liabilities as of March 31, 2024 and December 31, 2023 are as follows:

In millions of won	March 31, 2024		December 31, 2023
Less than 1 year	~~W~~	651,662	641,525
1 ~ 5 years		1,893,864	1,898,846
More than 5 years		1,669,922	1,694,729

		4,215,448	4,235,100
Less: discount		(439,439)	(427,220)

Present value of lease payment	~~W~~	3,776,009	3,807,880

(5)	Details of the liquidity classification of lease liabilities as of March 31, 2024 and December 31, 2023 are as follows:

In millions of won		March 31, 2024	December 31, 2023
Current lease liabilities	~~W~~	617,338	612,765
Non-current lease liabilities		3,158,671	3,195,115

	~~W~~	3,776,009	3,807,880

(6)	Changes in lease liabilities for the three-month period ended March 31, 2024 and for the year ended December 31, 2023 are as follows:

In millions of won	March 31, 2024
	Beginning balance		Increase	Decrease	Interest expenses	Others (*)	Ending balance
Lease liabilities	~~W~~	3,807,880	41,443	(205,882)	20,925	111,643	3,776,009

(*)	Including translation effect of foreign currency lease liabilities and others.

In millions of won	December 31, 2023
	Beginning balance		Increase	Decrease	Interest expenses	Others (*)	Ending balance
Lease liabilities	~~W~~	4,163,143	253,495	(661,665)	87,426	(34,519)	3,807,880

(*)	Including translation effect of foreign currency lease liabilities and others.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

24.	Lease, Continued

(7)	Details of expense relating to lease contracts as lessee for each of the three-month periods ended March 31, 2024 and 2023 are as follows:

In millions of won	March 31, 2024		March 31, 2023
Depreciation of right-of-use assets	~~W~~	138,160	134,478
Interest expenses of lease liabilities		20,925	20,648
Leases expenses for short-term leases		39,039	42,955
Leases expenses for leases of low-value assets		823	604
Variable lease payments		(3,700)	2,389

	~~W~~	195,247	201,074

(8)

The total cash outflow related to the lease contracts, including cash outflows due to short-term leases and leases of low-value asset, amounts to ~~W~~242,044 million and ~~W~~230,245 million, for each of the three-month periods ended March 31, 2024 and 2023, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

24.	Lease, Continued

2)	Group as a lessor

(1)	Finance lease contracts

The Group entered into power purchase agreements (“PPA”) with Jordan Electric Power Company to provide a 373MW level Qatrana gas combined power plant over a 25-year lease term, and an 89.1MW level Fujeij wind power plant over a 20-year lease term. In addition, the Group provides 19 energy storage system installation projects and 163 energy efficiency contracts as finance leases with a lease term of 2 to 11 years. Also, the Group entered into a PPA with the Comision Federal de Electricidad in Mexico to provide for 25 years (from December 2013 to November 2038) all electricity generated from the power plant after completion of its construction and collect rates consisting of fixed costs (to recover the capital) and variable costs during the contracted period.

(2)	Profit and loss related to finance lease for each of the three-month periods ended March 31, 2024 and 2023 are as follows:

In millions of won	March 31, 2024		March 31, 2023
Finance income on the net investment in the lease	~~W~~	28,862	28,979

(3)	Maturity analysis of the lease payments receivable and reconciliation of the undiscounted lease payments to the net investment in the lease as of March 31, 2024 and December 31, 2023 is as follows:

In millions of won	March 31, 2024		December 31, 2023
Less than 1 year	~~W~~	199,962	189,779
1 ~ 2 years		191,346	182,743
2 ~ 3 years		196,044	179,428
3 ~ 4 years		183,394	178,074
4 ~ 5 years		173,519	168,221
More than 5 years		1,428,183	1,408,350

		2,372,448	2,306,595
Less: unearned finance income		(1,076,568)	(1,057,434)

Net investment in the lease (*)	~~W~~	1,295,880	1,249,161

(*)	Including the present value of unguaranteed residual value amounting to ~~W~~27,269 million and ~~W~~25,521 million, as of March 31, 2024 and December 31, 2023, respectively.

The implicit interest rate for a lease term is determined on the lease contract date. The implicit interest rate of the finance lease contracts is from 0.00% up to 16.99% per year as of March 31, 2024. (0.00%~17.03% for the prior year)

(4)	Changes in the allowance for doubtful accounts of finance lease receivables for the three-month period ended March 31, 2024 and for the year ended December 31, 2023 are as follows:

In millions of won	March 31, 2024		December 31, 2023
Beginning balance	~~W~~	5,256	4,505
Bad debt expense		—	751
Reversal		(171)	—

Ending balance	~~W~~	5,085	5,256

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

25.	Employment Benefits

(1)	Employment benefit obligations as of March 31, 2024 and December 31, 2023 are as follows:

In millions of won	March 31, 2024		December 31, 2023
Net defined benefit asset	~~W~~	47,209	70,187
Net defined benefit obligations		1,141,672	1,033,409
Other long-term employee benefit obligations		1,871	1,911

(2)	Principal assumptions used for actuarial valuation as of March 31, 2024 and December 31, 2023 are as follows:

	March 31, 2024	December 31, 2023
Discount rate	4.07%~5.65%	4.06%~5.44%
Future salary and benefit levels	4.83%	4.82%
Weighted average duration	9.43 years	9.52 years

(3)	Details of expense relating to defined benefit plans for each of the three-month periods ended March 31, 2024 and 2023 are as follows:

In millions of won	March 31, 2024		March 31, 2023
Current service cost	~~W~~	102,763	90,266
Interest cost		43,171	45,816
Expected return on plan assets		(33,548)	(38,784)

	~~W~~	112,386	97,298

Expenses described above are recognized in those items below in the consolidated financial statements.

In millions of won	March 31, 2024		March 31, 2023
Cost of sales	~~W~~	79,858	68,686
Selling and administrative expenses		21,518	18,333
Others including construction-in-progress		11,010	10,279

	~~W~~	112,386	97,298

In addition, for the three-month periods ended March 31, 2024 and 2023, benefit expenses which the Group paid for the defined contribution plan in accordance with ratio defined in the Group’s retirement benefit plan are classified as follows: ~~W~~20,865 million and ~~W~~24,417 million as cost of sales; ~~W~~3,850 million and ~~W~~3,438 million as selling and administrative expenses; and ~~W~~3,528 million and ~~W~~4,695 million as construction-in-progress and others.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

25.	Employment Benefits, Continued

(4)	Details of defined benefit obligations as of March 31, 2024 and December 31, 2023 are as follows:

In millions of won	March 31, 2024		December 31, 2023
Present value of defined benefit obligation from funded plans	~~W~~	4,429,784	4,312,702
Fair value of plan assets		(3,335,321)	(3,349,480)

Net liabilities incurred from defined benefit plans	~~W~~	1,094,463	963,222

(5)	Changes in the present value of defined benefit obligations for the three-month period ended March 31, 2024 and for the year ended December 31, 2023 are as follows:

In millions of won	March 31, 2024		December 31, 2023
Beginning balance	~~W~~	4,312,702	3,776,715
Current service cost		102,763	373,802
Interest cost		43,171	190,257
Remeasurement component		47,293	409,635
Actual payments		(76,174)	(437,734)
Others		29	27

Ending balance	~~W~~	4,429,784	4,312,702

(6)	Changes in the fair value of plan assets for the three-month period ended March 31, 2024 and for the year ended December 31, 2023 are as follows:

In millions of won	March 31, 2024		December 31, 2023
Beginning balance	~~W~~	3,349,480	3,149,414
Expected return		33,548	163,074
Remeasurement component		(262)	4,777
Contributions by the employers		180	188,566
Actual payments		(47,625)	(156,351)

Ending balance	~~W~~	3,335,321	3,349,480

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

25.	Employment Benefits, Continued

(7)	Details of the fair value of plan assets as of March 31, 2024 and December 31, 2023 are as follows:

In millions of won	March 31, 2024		December 31, 2023
Equity instruments	~~W~~	8,172	5,326
Debt instruments		684,906	697,907
Bank deposits		619,915	611,821
Others (*)		2,022,328	2,034,426

	~~W~~	3,335,321	3,349,480

(*)	‘Others’ consist of various financial instruments managed by external asset management companies.

For the three-month period ended March 31, 2024 and for the year ended December 31, 2023, actual returns on plan assets amounted to ~~W~~33,286 million and ~~W~~167,851 million, respectively.

(8)	Remeasurement components recognized in other comprehensive income (loss) for the three-month period ended March 31, 2024 and for the year ended December 31, 2023 are as follows:

In millions of won	March 31, 2024		December 31, 2023
Actuarial loss (gain) from changes in financial assumptions	~~W~~	(4,540)	429,810
Actuarial loss (gain) from experience adjustments, etc.		51,833	(20,175)
Expected loss (return)		262	(4,777)

	~~W~~	47,555	404,858

Remeasurement component recognized as other comprehensive income or loss is included in retained earnings.

In addition, gain on accumulated remeasurement component amounting to ~~W~~150,897 million and gain on accumulated remeasurement component amounting to ~~W~~29,229 million have been recognized as other comprehensive income or loss as of March 31, 2024 and December 31, 2023, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

26.	Provisions

(1)	Provisions as of March 31, 2024 and December 31, 2023 are as follows:

In millions of won	March 31, 2024			December 31, 2023
	Current		Non-current	Current	Non-current
Employment benefits
Provisions for employment benefits	~~W~~	1,074,506	—	999,691	—
Litigation
Litigation provisions		5,307	138,861	5,299	171,719
Decommissioning cost
Nuclear plants		81,684	21,696,575	81,684	21,565,203
Spent fuel		829,176	2,095,232	940,585	1,985,149
Radioactive waste		68,310	1,860,861	67,572	1,840,513
PCBs		—	53,507	—	57,944
Other recovery provisions		—	36,486	—	36,082
Others
Power plant regional support program		175,315	—	130,034	—
Transmission regional support program		229,645	—	256,006	—
Provisions for financial guarantee		26,746	20,552	25,534	24,458
Provisions for RPS		146,444	18,475	36,074	—
Provisions for greenhouse gas emissions obligations		12,448	—	18,672	—
Others		159,173	178,241	92,974	199,976

	~~W~~	2,808,754	26,098,790	2,654,125	25,881,044

(2)	Changes in provisions for the three-month period ended March 31, 2024 and for the year ended December 31, 2023 are as follows:

In millions of won	March 31, 2024
	Beginning balance		Increase in provision	Payment	Reversal	Others	Ending balance
Employment benefits
Provisions for employment benefits	~~W~~	999,691	298,018	(223,203)	—	—	1,074,506
Litigation
Litigation provisions		177,018	3,206	(14,197)	(21,859)	—	144,168
Decommissioning cost
Nuclear plants		21,646,887	145,071	(13,686)	—	(13)	21,778,259
Spent fuel		2,925,734	242,097	(243,423)	—	—	2,924,408
Radioactive waste		1,908,085	25,395	(4,309)	—	—	1,929,171
PCBs		57,944	307	(4,744)	—	—	53,507
Other recovery provisions		36,082	303	(700)	—	801	36,486
Others
Power plant regional support program		130,034	55,561	(10,280)	—	—	175,315
Transmission regional support program		256,006	1,085	(27,446)	—	—	229,645
Provisions for financial guarantee		49,992	1,899	(4,684)	—	91	47,298
Provisions for RPS		36,074	295,654	(166,809)	—	—	164,919
Provisions for greenhouse gas emissions obligations		18,672	118	—	(6,342)	—	12,448
Others		292,950	77,489	(30,574)	(2,641)	190	337,414

	~~W~~	28,535,169	1,146,203	(744,055)	(30,842)	1,069	28,907,544

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

26.	Provisions, Continued

(2)	Changes in provisions for the three-month period ended March 31, 2024 and for the year ended December 31, 2023 are as follows, continued:

In millions of won	December 31, 2023
	Beginning balance		Increase in provision	Payment	Reversal	Others	Ending balance
Employment benefits
Provisions for employment benefits	~~W~~	1,045,058	834,102	(877,933)	(1,536)	—	999,691
Litigation
Litigation provisions		181,179	151,189	(67,478)	(87,872)	—	177,018
Decommissioning cost
Nuclear plants		23,035,427	572,379	(62,035)	(1,898,935)	51	21,646,887
Spent fuel		1,426,918	1,877,827	(379,011)	—	—	2,925,734
Radioactive waste		1,990,007	89,054	(86,823)	(84,153)	—	1,908,085
PCBs		88,359	1,699	(17,100)	(15,014)	—	57,944
Other recovery provisions		32,770	1,319	(432)	—	2,425	36,082
Others
Power plant regional support program		144,504	51,814	(66,284)	—	—	130,034
Transmission regional support program		239,235	177,520	(160,749)	—	—	256,006
Provisions for financial guarantee		67,240	10,215	(25,174)	(2,251)	(38)	49,992
Provisions for RPS		24,339	620,855	(609,120)	—	—	36,074
Provisions for greenhouse gas emissions obligations		298,876	77,207	(298,859)	(58,552)	—	18,672
Others		217,781	181,756	(101,601)	(3,816)	(1,170)	292,950

	~~W~~	28,791,693	4,646,936	(2,752,599)	(2,152,129)	1,268	28,535,169

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

27.	Government Grants

(1)	Government grants as of March 31, 2024 and December 31, 2023 are as follows:

In millions of won	March 31, 2024		December 31, 2023
Land	~~W~~	27,403	27,404
Buildings		45,014	46,227
Structures		155,415	157,881
Machinery		115,517	119,824
Vehicles		2,570	2,837
Equipment		5,403	5,932
Tools		53	62
Construction-in-progress		184,299	173,474
Investment properties		19	22
Software		383	413
Development expenditures		1,782	2,121
Intangible assets under development		2,799	2,458
Other intangible assets		298	322

	~~W~~	540,955	538,977

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

27.	Government Grants, Continued

(2)	Changes in government grants for the three-month period ended March 31, 2024 and for the year ended December 31, 2023 are as follows:

In millions of won	March 31, 2024
	Beginning balance		Receipt	Acquisition	Offset the items of depreciation expense and others	Disposal	Revenue	Others	Ending balance
Cash	~~W~~	—	11,564	—	—	—	—	(11,564)	—
Land		27,404	—	—	—	(1)	—	—	27,403
Buildings		46,227	—	—	(1,217)	—	—	4	45,014
Structures		157,881	—	—	(2,368)	(106)	—	8	155,415
Machinery		119,824	—	—	(4,129)	(63)	—	(115)	115,517
Vehicles		2,837	—	—	(293)	(7)	—	33	2,570
Equipment		5,932	—	—	(529)	—	—	—	5,403
Tools		62	—	—	(9)	—	—	—	53
Construction-in-progress		173,474	—	(13)	—	—	—	10,838	184,299
Investment properties		22	—	—	—	—	—	(3)	19
Software		413	—	—	(30)	—	—	—	383
Development expenditures		2,121	—	—	(339)	—	—	—	1,782
Intangible assets under development		2,458	—	—	—	—	—	341	2,799
Other intangible assets		322	—	—	(1)	—	—	(23)	298

	~~W~~	538,977	11,564	(13)	(8,915)	(177)	—	(481)	540,955

In millions of won	December 31, 2023
	Beginning balance		Receipt	Acquisition	Offset the items of depreciation expense and others	Disposal	Revenue	Others	Ending balance
Cash	~~W~~	—	57,207	—	—	—	239	(57,446)	—
Land		27,405	—	—	—	(1)	—	—	27,404
Buildings		50,437	—	—	(5,070)	—	—	860	46,227
Structures		165,608	—	—	(9,562)	(1,611)	—	3,446	157,881
Machinery		127,126	—	—	(17,413)	(1,230)	—	11,341	119,824
Vehicles		2,045	—	—	(960)	—	—	1,752	2,837
Equipment		6,608	—	—	(2,011)	—	—	1,335	5,932
Tools		99	—	—	(38)	—	—	1	62
Construction-in-progress		135,926	—	(5,544)	—	—	—	43,092	173,474
Investment properties		21	—	—	(1)	—	—	2	22
Software		174	—	—	(85)	—	—	324	413
Development expenditures		3,477	—	—	(1,356)	—	—	—	2,121
Intangible assets under development		2,108	—	—	—	—	—	350	2,458
Other intangible assets		67	—	—	(93)	—	—	348	322

	~~W~~	521,101	57,207	(5,544)	(36,589)	(2,842)	239	5,405	538,977

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

28.	Deferred Revenue

Deferred revenue for the three-month period ended March 31, 2024 and for the year ended December 31, 2023 are as follows which are included in current and non-current non-financial liabilities in the consolidated statements of financial position:

In millions of won	March 31, 2024		December 31, 2023
Beginning balance	~~W~~	11,548,855	10,974,845
Increase		292,718	1,317,061
Recognized as revenue		(188,789)	(743,051)

Ending balance	~~W~~	11,652,784	11,548,855

29.	Non-financial Liabilities

Non-financial liabilities as of March 31, 2024 and December 31, 2023 are as follows:

In millions of won	March 31, 2024			December 31, 2023
	Current		Non-current	Current	Non-current
Advance received	~~W~~	5,408,581	330,782	5,204,113	288,686
Unearned revenue		42,540	11,856	36,716	12,108
Deferred revenue		742,928	10,909,856	734,825	10,814,030
Withholdings		435,517	2,288	259,755	2,369
Others		1,956,145	77,106	1,646,254	78,807

	~~W~~	8,585,711	11,331,888	7,881,663	11,196,000

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

30.	Contributed Capital

(1)	Details of share capital as of March 31, 2024 and December 31, 2023 are as follows:

In millions of won except share information
	March 31, 2024
	Shares authorized	Shares issued	Par value per share (in won)		Owned by government (*)	Owned by others	Total
Common shares	1,200,000,000	641,964,077	~~W~~	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s interest of ~~W~~1,056,176 million is included.

In millions of won except share information
	December 31, 2023
	Shares authorized	Shares issued	Par value per share (in won)		Owned by government (*)	Owned by others	Total
Common shares	1,200,000,000	641,964,077	~~W~~	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s interest of ~~W~~1,056,176 million is included.

(2)	Details in the number of floating capital stock for the three-month period ended March 31, 2024 and for the year ended December 31, 2023 are as follows:

Number of shares	March 31, 2024	December 31, 2023
Beginning balance	641,964,077	641,964,077

Ending balance	641,964,077	641,964,077

(3)	Details of share premium as of March 31, 2024 and December 31, 2023 are as follows:

In millions of won	March 31, 2024		December 31, 2023
Share premium	~~W~~	843,758	843,758

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

31.	Retained Earnings and Dividends Paid

(1)	Details of retained earnings as of March 31, 2024 and December 31, 2023 are as follows:

In millions of won	March 31, 2024		December 31, 2023
Legal reserve (*)	~~W~~	1,604,910	1,604,910
Voluntary reserves		—	2,812,313
Retained earnings (undisposed deficit) before appropriations		15,846,661	11,921,039

Retained earnings	~~W~~	17,451,571	16,338,262

(*)

The KEPCO Act (Article 14) requires KEPCO to appropriate a legal reserve equal to at least 20 percent of net income for each accounting period until the reserve equals 50 percent of KEPCO’s common stock. The legal reserve is not available for cash dividends; however, this reserve may be credited to paid-in capital or offset against accumulated deficit by the resolution of the shareholders.

(2)	Details of voluntary reserves as of March 31, 2024 and December 31, 2023 are as follows:

In millions of won	March 31, 2024		December 31, 2023
Reserve for investment on social overhead capital	~~W~~	—	2,272,313
Reserve for research and human development (*)		—	330,000
Reserve for equalizing dividends		—	210,000

	~~W~~	—	2,812,313

(*)

The reserve for research and human development is appropriated by KEPCO to use as qualified tax credits to reduce corporate tax liabilities. The reserve is available for cash dividends for a certain period as defined by the Restriction of Special Taxation Act of Korea.

(3)	Changes in retained earnings for the three-month period ended March 31, 2024 and for the year ended December 31, 2023 are as follows:

In millions of won	March 31, 2024		December 31, 2023
Beginning balance	~~W~~	16,338,262	21,431,300
Profit (loss) for the year attributed to owners of the controlling company		561,462	(4,822,549)
Changes in equity method retained earnings		635	(27,349)
Remeasurements of defined benefit liability, net of tax		(35,182)	(242,987)
Transfer of revaluation reserve		586,394	—
Others		—	(153)

Ending balance	~~W~~	17,451,571	16,338,262

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

31.	Retained Earnings and Dividends Paid, Continued

(4)	Dividends paid for the three-month period ended March 31, 2024 and for the year ended December 31, 2023 are as follows:

In millions of won	March 31, 2024
	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends	Dividends paid per share (in won)		Dividends paid
Common shares	641,964,077	—	641,964,077	~~W~~	—	—

In millions of won	December 31, 2023
	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends	Dividends paid per share (in won)		Dividends paid
Common shares	641,964,077	—	641,964,077	~~W~~	—	—

(5)	Changes in retained earnings of investments in associates and joint ventures for the three-month period ended March 31, 2024 and for the year ended December 31, 2023 are as follows:

In millions of won	March 31, 2024		December 31, 2023
Beginning balance	~~W~~	(11,074)	16,275
Changes		635	(27,349)

Ending balance	~~W~~	(10,439)	(11,074)

(6)	Changes in remeasurement components related to defined benefit liability for the three-month period ended March 31, 2024 and for the year ended December 31, 2023 are as follows:

In millions of won	March 31, 2024		December 31, 2023
Beginning balance	~~W~~	29,229	614,805
Changes		(49,072)	(376,121)
Income tax effect		13,890	133,134
Transfer to reserve for business expansion		156,850	(342,589)

Ending balance	~~W~~	150,897	29,229

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

32.	Hybrid Bonds

Hybrid bonds classified as equity (non-controlling interests) as of March 31, 2024 and December 31, 2023 are as follows:

In millions of won
Issuer	Hybrid bond	Issued date	Maturity	Yield (%)	March 31, 2024		December 31, 2023
Korea South-East Power Co., Ltd. (*)	2nd hybrid bond	2012.12.07	2042.12.06	4.44	~~W~~	230,000	230,000
Expense of issuance						(627)	(627)

					~~W~~	229,373	229,373

(*)

Bondholders may not require prepayment in any case, and the Group has a call option to repay all of these bonds on or after 12 years from the date of issuance of the bonds, or on each interest payment date henceforth. In addition, there is a step-up clause from the date of the initial call option exercise. Although these instruments have contractual maturity dates, the contractual agreements allow these subsidiaries to indefinitely extend the maturity dates and defer the payment of interest without modification to the other terms of the instruments. When the Group decides not to pay dividends on common shares, they are not required to pay interest on the hybrid bonds.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

33.	Other Components of Equity

(1)	Other components of equity as of March 31, 2024 and December 31, 2023 are as follows:

In millions of won	March 31, 2024		December 31, 2023
Other capital surplus	~~W~~	1,600,830	1,600,801
Accumulated other comprehensive income		887,856	557,430
Other equity		12,708,578	13,294,972

	~~W~~	15,197,264	15,453,203

(2)	Changes in other capital surplus for the three-month period ended March 31, 2024 and for the year ended December 31, 2023 are as follows:

In millions of won	March 31, 2024				December 31, 2023
	Gains on disposal of treasury stocks		Others	Subtotal	Gains on disposal of treasury stocks	Others	Subtotal
Beginning balance	~~W~~	387,524	1,213,277	1,600,801	387,524	881,045	1,268,569
Changes in consolidation scope		—	—	—	—	(48)	(48)
Transactions between consolidated entities		—	29	29	—	332,280	332,280

Ending balance	~~W~~	387,524	1,213,306	1,600,830	387,524	1,213,277	1,600,801

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

33.	Other Components of Equity, Continued

(3)	Changes in accumulated other comprehensive income (loss) for the three-month period ended March 31, 2024 and for the year ended December 31, 2023 are as follows:

In millions of won	March 31, 2024
	Financial assets at fair value through other comprehensive income valuation reserve		Shares of other comprehensive income of investments in associates and joint ventures	Reserve for overseas operations translation credit	Reserve for gain (loss) on valuation of derivatives	Total
Beginning balance	~~W~~	(20,002)	943,733	(331,570)	(34,731)	557,430
Changes in the unrealized fair value of financial assets at FVOCI, net of tax		66,173	—	—	—	66,173
Shares of other comprehensive income of associates and joint ventures, net of tax		—	249,513	—	—	249,513
Foreign currency translation of foreign operations, net of tax		—	—	13,651	—	13,651
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	1,089	1,089

Ending balance	~~W~~	46,171	1,193,246	(317,919)	(33,642)	887,856

In millions of won	December 31, 2023
	Financial assets at fair value through other comprehensive income valuation reserve		Shares of other comprehensive income of investments in associates and joint ventures	Reserve for overseas operations translation credit	Reserve for gain (loss) on valuation of derivatives	Total
Beginning balance	~~W~~	11,510	820,739	(305,620)	(29,653)	496,976
Changes in the unrealized fair value of financial assets at FVOCI, net of tax		(31,665)	—	—	—	(31,665)
Shares of other comprehensive income of associates and joint ventures, net of tax		—	122,994	—	—	122,994
Foreign currency translation of foreign operations, net of tax		—	—	(25,950)	—	(25,950)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	(5,078)	(5,078)
Others		153	—	—	—	153

Ending balance	~~W~~	(20,002)	943,733	(331,570)	(34,731)	557,430

(4)	Other equities as of March 31, 2024 and December 31, 2023 are as follows:

In millions of won	March 31, 2024		December 31, 2023
Statutory revaluation reserve	~~W~~	12,708,704	13,295,098
Changes in other equity		(126)	(126)

	~~W~~	12,708,578	13,294,972

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

34.	Sales

Details of sales for each of the three-month periods ended March 31, 2024 and 2023 are as follows:

In millions of won	March 31, 2024				March 31, 2023
	Domestic		Overseas	Total	Domestic	Overseas	Total
[Type of goods and services]
Sales of goods	~~W~~	22,775,171	75,577	22,850,748	21,064,184	79,321	21,143,505
Electricity		22,164,993	—	22,164,993	20,259,063	—	20,259,063
Heat supply		193,258	—	193,258	269,503	—	269,503
Others		416,920	75,577	492,497	535,618	79,321	614,939
Sales related to rendering of services		100,149	67,551	167,700	94,003	55,159	149,162
Sales related to construction services		24,687	60,819	85,506	36,900	82,620	119,520
Revenue related to transfer of assets from customers		188,789	—	188,789	181,835	—	181,835

	~~W~~	23,088,796	203,947	23,292,743	21,376,922	217,100	21,594,022

[Timing of revenue recognition]
Performance Obligations satisfied at a point in time	~~W~~	22,775,171	75,577	22,850,748	21,064,184	79,321	21,143,505
Performance obligations satisfied over time		313,625	128,370	441,995	312,738	137,779	450,517

	~~W~~	23,088,796	203,947	23,292,743	21,376,922	217,100	21,594,022

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

35.	Selling and Administrative Expenses

Selling and administrative expenses for each of the three-month periods ended March 31, 2024 and 2023 are as follows:

In millions of won	March 31, 2024		March 31, 2023
Salaries	~~W~~	281,032	278,274
Retirement benefit expense		25,368	21,771
Welfare and benefit expense		31,546	35,132
Insurance expense		7,345	8,060
Depreciation		57,322	63,276
Amortization of intangible assets		21,875	21,010
Bad debt expense (reversal of bad debt expense)		10,175	(821)
Commission		105,200	102,351
Advertising expense		10,564	15,301
Training expense		2,073	1,823
Vehicle maintenance expense		1,973	2,244
Publishing expense		726	857
Business promotion expense		681	786
Rent expense		11,313	10,682
Telecommunication expense		2,567	2,188
Transportation expense		236	362
Taxes and dues		9,434	17,285
Expendable supplies expense		1,685	2,060
Water, light and heating expense		4,162	5,573
Repairs and maintenance expense		37,481	26,523
Ordinary development expense		38,140	40,995
Travel expense		4,486	4,256
Clothing expense		348	220
Survey and analysis expense		198	252
Membership fee		655	547
Others		23,628	30,580

	~~W~~	690,213	691,587

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

36.	Other Income and Expenses

(1)	Other income for each of the three-month periods ended March 31, 2024 and 2023 are as follows:

In millions of won	March 31, 2024		March 31, 2023
Reversal of other provisions	~~W~~	21,812	10,586
Gains on government grants		—	60
Gains on assets contributed		882	2,022
Gains on liabilities exempted		155	102
Compensation and reparations revenue		20,690	18,947
Revenue from foundation fund		—	1
Rental income		56,643	51,835
Others		25,212	6,183

	~~W~~	125,394	89,736

(2)	Other expenses for each of the three-month periods ended March 31, 2024 and 2023 are as follows:

In millions of won	March 31, 2024		March 31, 2023
Compensation and indemnification expense	~~W~~	83	—
Accretion expenses of other provisions		114	345
Depreciation expenses on investment properties		159	123
Depreciation expenses on idle assets		910	914
Other bad debt expense		2,546	2,618
Donations		91,293	10,129
Others		7,411	6,941

	~~W~~	102,516	21,070

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

37.	Other Gains (Losses)

Composition of other gains (losses) for each of the three-month periods ended March 31, 2024 and 2023 are as follows:

In millions of won	March 31, 2024		March 31, 2023
Other gains
Gains on disposal of property, plant and equipment	~~W~~	34,053	6,567
Gains on disposal of intangible assets		11	—
Gains on foreign currency translation		12,931	17,039
Gains on foreign currency transactions		17,088	47,934
Others		71,021	101,769
Other losses
Losses on disposal of property, plant and equipment		(17,983)	(11,304)
Losses on disposal of intangible assets		(110)	(57)
Impairment loss on property, plant and equipment		—	(2,021)
Impairment loss on intangible assets		—	(283)
Losses on foreign currency translation		(8,605)	(9,740)
Losses on foreign currency transactions		(42,843)	(74,404)
Others		(40,499)	(62,236)

	~~W~~	25,064	13,264

38.	Finance Income

Finance income for the three-month periods ended March 31, 2024 and 2023 is as follows:

In millions of won	March 31, 2024		March 31, 2023
Interest income	~~W~~	118,441	102,946
Dividends income		78	189
Gains on disposal of financial assets		8,108	2,493
Gains on valuation of financial assets at fair value through profit or loss		36,671	17,695
Gains on valuation of derivatives		705,362	437,863
Gains on transaction of derivatives		47,902	76,396
Gains on foreign currency translation		61,601	53,459
Gains on foreign currency transactions		8,352	5,491
Others		711	683

	~~W~~	987,226	697,215

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

39.	Finance Expenses

Finance expenses for each of the three-month periods ended March 31, 2024 and 2023 are as follows:

In millions of won	March 31, 2024		March 31, 2023
Interest expense	~~W~~	1,151,729	1,048,078
Losses on sale of financial assets		27	217
Losses on valuation of financial assets at fair value through profit or loss		238	974
Losses on valuation of derivatives		28,982	70,011
Losses on transaction of derivatives		13,600	48,608
Losses on foreign currency translation		799,035	521,835
Losses on foreign currency transactions		2,577	7,591
Others		5,065	503

	~~W~~	2,001,253	1,697,817

Capitalization rates for each of the three-month periods ended March 31, 2024 and 2023 are 2.44%~4.58% and 2.16%~5.17%, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

40.	Income Taxes

(1)

Income tax expense is calculated by adjusting adjustments recognized in the current period, changes in deferred tax assets and liabilities resulting from temporary differences, and income tax expense related to items recognized as other than profit or loss. The average effective tax rate for the three-month period ended March 31, 2024 is 19.23% and the average effective tax rate for the three-month period ended March 31, 2023 is not calculated due to income tax benefit.

(2)	Pillar Two Model Rules

Pillar Two Model Rules legislation has been enacted or substantively enacted in certain jurisdictions where the Group operates. According to the amended “Adjustment of International Taxes Act No. 19191”, the Group has adopted Pillar Two Model Rules legislation from fiscal year beginning on January 1, 2024. The Group is currently assessing the potential exposure arising from the Pillar Two legislation. The assessment currently carried out is based on the tax filing documents for the recent period and the financial information for 2022 and 2023. In certain jurisdictions, the assessment is not yet completed since information required for the assessment is not collected enough. Based on the assessment carried out so far, the Group has identified its potential exposure to Pillar Two income taxes on profits earned in Jordan, Laos and others where the expected Pillar Two effective tax rate is likely to be lower than 15%. Although the potential effect is expected to arise from the constituent entities (mainly operating subsidiaries) in these jurisdictions, the Group expects that the potential effect arising from the Pillar Two income taxes is not significant. The Group continues to proceed the assessment and expects to complete the assessment in the first half of 2024. The Group has applied the mandatory exception to recognizing and disclosing information about deferred tax assets and liabilities arising from Pillar Two income taxes.

41.	Assets Held-for-Sale

Assets held-for-sale as of March 31, 2024 and December 31, 2023 are as follows:

In millions of won	March 31, 2024		December 31, 2023
Land (*1,2)	~~W~~	31,766	31,766
Buildings (*1,2)		13,881	13,881
Structures (*1)		1	1

	~~W~~	45,648	45,648

(*1)

The board of directors of KEPCO Engineering & Construction Company, Inc., a subsidiary of the Group, made a resolution to sell its old office building in Yongin-si, Gyeonggi-do, and reclassified the buildings, structures, and land as assets held-for-sale expecting its carrying amount would be recovered through a sale transaction. In accordance with the resolution of the Board of Directors on April 1, 2022, a sales contract for the assets scheduled for sale was entered into on April 13, 2022, and the related down payment and interim payment of ~~W~~52,666 million were recorded as long-term advance received.

(*2)

The board of directors of Korea Electric Power Corporation, the controlling company, made a resolution to sell the Uijeongbu substation, and reclassified the buildings and land as assets held-for-sale expecting its carrying amount would be recovered through a sale transaction during the year ended December 31, 2022.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

42.	Expenses Classified by Nature

Expenses classified by nature for each of the three-month periods ended March 31, 2024 and 2023 are as follows:

In millions of won	March 31, 2024
	Selling and administrative expenses		Cost of sales	Total
Raw materials used	~~W~~	—	5,781,061	5,781,061
Power purchase		—	9,202,880	9,202,880
Salaries		281,032	1,121,775	1,402,807
Retirement benefit expense		25,368	100,723	126,091
Welfare and benefit expense		31,546	127,841	159,387
Insurance expense		7,345	36,508	43,853
Depreciation		57,322	3,453,904	3,511,226
Amortization of intangible assets		21,875	18,629	40,504
Bad debt expense		10,175	—	10,175
Commission		105,200	101,207	206,407
Advertising expense		10,564	1,424	11,988
Training expense		2,073	2,769	4,842
Vehicle maintenance expense		1,973	2,092	4,065
Publishing expense		726	656	1,382
Business promotion expense		681	640	1,321
Rent expense		11,313	30,907	42,220
Telecommunication expense		2,567	2,288	4,855
Transportation expense		236	15,993	16,229
Taxes and dues		9,434	109,067	118,501
Expendable supplies expense		1,685	10,405	12,090
Water, light and heating expense		4,162	9,577	13,739
Repairs and maintenance expense		37,481	696,284	733,765
Ordinary development expense		38,140	128,168	166,308
Travel expense		4,486	19,535	24,021
Clothing expense		348	683	1,031
Survey and analysis expense		198	879	1,077
Membership fee		655	4,802	5,457
Others		23,628	322,490	346,118

	~~W~~	690,213	21,303,187	21,993,400

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

42.	Expenses Classified by Nature, Continued

Expenses classified by nature for each of the three-month periods ended March 31, 2024 and 2023 are as follows, continued:

In millions of won	March 31, 2023
	Selling and administrative expenses		Cost of sales	Total
Raw materials used	~~W~~	—	9,096,273	9,096,273
Power purchase		—	12,170,905	12,170,905
Salaries		278,274	1,091,604	1,369,878
Retirement benefit expense		21,771	93,103	114,874
Welfare and benefit expense		35,132	131,025	166,157
Insurance expense		8,060	33,579	41,639
Depreciation		63,276	3,143,661	3,206,937
Amortization of intangible assets		21,010	20,400	41,410
Bad debt expense (reversal of bad debt expense)		(821)	—	(821)
Commission		102,351	84,642	186,993
Advertising expense		15,301	1,463	16,764
Training expense		1,823	2,579	4,402
Vehicle maintenance expense		2,244	2,204	4,448
Publishing expense		857	694	1,551
Business promotion expense		786	776	1,562
Rent expense		10,682	29,586	40,268
Telecommunication expense		2,188	2,272	4,460
Transportation expense		362	26,908	27,270
Taxes and dues		17,285	98,724	116,009
Expendable supplies expense		2,060	9,808	11,868
Water, light and heating expense		5,573	15,461	21,034
Repairs and maintenance expense		26,523	567,327	593,850
Ordinary development expense		40,995	110,891	151,886
Travel expense		4,256	20,653	24,909
Clothing expense		220	1,597	1,817
Survey and analysis expense		252	1,088	1,340
Membership fee		547	4,459	5,006
Others		30,580	318,312	348,892

	~~W~~	691,587	27,079,994	27,771,581

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

43.	Earnings (Losses) Per Share

(1)	Basic earnings (losses) per share for each of the three-month periods ended March 31, 2024 and 2023 are as follows:

In won
Type	March 31, 2024		March 31, 2023
Basic earnings (loss) per share	~~W~~	875	(7,705)

(2)

Profit (Loss) for the periods and the weighted average number of common shares used in the calculation of basic earnings (losses) per share for each of the three-month periods ended March 31, 2024 and 2023 are as follows:

In millions of won except number of shares
Type	March 31, 2024		March 31, 2023
Profit (loss) attributable to controlling interest	~~W~~	561,462	(4,946,503)
Profit (loss) used in the calculation of total basic earnings per share		561,462	(4,946,503)
Weighted average number of common shares		641,964,077	641,964,077

(3)	The weighted average number of common shares used in the calculation of basic earnings (losses) per share for each of the three-month periods ended March 31, 2024 and 2023 are as follows:

In number of shares
Type	March 31, 2024	March 31, 2023
The number of common shares issued at beginning of the year	641,964,077	641,964,077
Weighted average number of common shares	641,964,077	641,964,077

(4)	There are no potential dilutive instruments, thus diluted earnings (losses) per share are same as basic earnings (losses) per share for each of the three-month periods ended March 31, 2024 and 2023.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

44.	Risk Management

(1)	Capital risk management

The Group manages its capital to ensure that entities in the Group will be able to continue while maximizing the return to shareholder through the optimization of the debt and equity balance. The capital structure of the Group consists of net debt (offset by cash and cash equivalents) and equity. The Group’s overall capital risk management strategy remains consistent with the prior year.

Details of the Group’s capital management accounts as of March 31, 2024 and December 31, 2023 are as follows:

In millions of won	March 31, 2024		December 31, 2023
Total borrowings and debt securities	~~W~~	130,432,884	133,631,830
Cash and cash equivalents		2,950,340	4,342,887

Net borrowings and debt securities		127,482,544	129,288,943

Total equity		38,114,206	37,264,750

Debt to equity ratio		334.48%	346.95%

(2)	Financial risk management

The Group is exposed to various risks related to its financial instruments, such as, market risk (currency risk, interest rate risk, price risk), and credit risk. The Group monitors and manages the financial risks relating to the operations of the Group through internal risk reports which analyze exposures by degree and magnitude of risks. The Group uses derivative financial instruments to hedge certain risk exposures. The Group’s overall financial risk management strategy remains consistent with the prior year.

(i)	Credit risk

Credit risk is the risk of finance loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the sales activities, securities and derivatives. In addition, credit risk exposure may exist within financial guarantees and unused line of credits. As these financial institutions the Group makes transactions with are reputable financial institutions, the credit risk from them is considered limited. The Group decides credit transaction limits based on evaluation of client’s credit, through information obtained from the credit bureau and disclosed financial position at committing contracts.

①	Credit risk management

Electricity sales, the main operations of the Group are the necessity for daily life and industrial activities of Korean nationals and have importance as one of the national key industries. The Group dominates the domestic market supplying electricity to customers. The Group is not exposed to significant credit risk as customers of the Group are diverse and are from various industries and areas. The Group uses publicly available information and its own internal data related to trade receivables, to rate its major customers and to measure the credit risk that a counter party will default on a contractual obligation. For the incurred but not recognized loss, it is measured considering overdue period.

②	Impairment and allowance account

In accordance with the Group policies, individual material financial assets are assessed on a regular basis, trade receivables that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. Value of the acquired collateral (including the confirmation of feasibility) and estimated collectable amounts are included in this assessment.

Allowance for bad debts assessed on a collective basis are recognized for (i) the group of assets which individually are not material and (ii) incurred but not recognized losses that are assessed using statistical methods, judgment and past experience.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

Book values of the financial assets represent the maximum exposed amounts of the credit risk. Details of the Group’s level of maximum exposure to credit risk as of March 31, 2024 and December 31, 2023 are as follows:

In millions of won	March 31, 2024		December 31, 2023
Cash and cash equivalents	~~W~~	2,950,340	4,342,887
Financial assets at fair value through profit or loss (*1)		2,644,699	2,590,228
Derivative assets (trading)		1,079,533	730,948
Financial assets at fair value through other comprehensive income (debt securities)		4,627	4,627
Financial assets at amortized cost		38,795	38,843
Loans		992,820	988,331
Long-term/short-term financial instruments		1,440,551	1,412,315
Derivative assets (applying hedge accounting)		373,594	269,446
Trade and other receivables		12,808,498	14,179,322
Financial guarantee contracts (*2)		4,601,927	4,399,189

(*1)	Equity investments held by the Group are excluded.
(*2)	Maximum exposure associated with the financial guarantee contracts is the maximum amounts of the obligation.

For the three-month period ended March 31, 2024, there are no financial assets and non-financial assets that were acquired through the exercise of the right of collateralized assets and reinforcement of credit arrangement.

(ii)	Market risk

Market risk is the risk that the Group’s fair values of the financial instruments or future cash flows are affected by the changes in the market. Market risk consists of interest rate risk, currency risk and other price risk.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

(iii)	Sensitivity analysis

Significant assets and liabilities with uncertainties in underlying assumptions.

①	Defined benefit obligation

A sensitivity analysis of defined benefit obligation assuming a 1%p increase and decrease movements in the actuarial valuation assumptions as of March 31, 2024 and December 31, 2023 is as follows:

In millions of won		March 31, 2024			December 31, 2023
Type	Accounts	1%p Increase		1%p Decrease	1%p Increase	1%p Decrease
Future salary increases	Increase (decrease) in defined benefit obligation	~~W~~	418,160	(366,903)	392,392	(361,359)
Discount rate	Increase (decrease) in defined benefit obligation		(368,108)	431,155	(371,103)	415,361

Changes in retirement benefit costs assuming a 1%p increase and decrease movements in discount rate on plan asset for each of the three-month periods ended March 31, 2024 and 2023 are ~~W~~7,874 million and ~~W~~7,475 million, respectively.

②	Provisions

Changes in provisions due to movements in underlying assumptions as of March 31, 2024 and December 31, 2023 are as follows:

Type	Accounts	March 31, 2024	December 31, 2023
PCBs	Inflation rate	2.40%	2.40%
	Discount rate	2.12%	2.12%
Nuclear plants	Inflation rate	1.91%	1.91%
	Discount rate	2.76%	2.76%
Spent fuel	Inflation rate	1.91%	1.91%
	Discount rate	2.49%	2.49%
Radioactive waste	Inflation rate	3.89%	3.89%
	Discount rate	3.65%	3.65%

A sensitivity analysis of provisions assuming a 0.1%p increase and decrease movements in the underlying assumptions as of March 31, 2024 and December 31, 2023 is as follows:

In millions of won		March 31, 2024			December 31, 2023
Type	Accounts	0.1%p Increase		0.1%p Decrease	0.1%p Increase	0.1%p Decrease
Discount rate	PCBs	~~W~~	(109)	109	(123)	123
	Nuclear plants		(416,383)	430,545	(418,570)	432,847
	Spent fuel		(130,010)	130,707	(130,065)	130,761
	Radioactive waste		(13,344)	13,485	(13,538)	13,683
Inflation rate	PCBs		109	(109)	123	(123)
	Nuclear plants		461,169	(446,554)	458,047	(443,531)
	Spent fuel		133,875	(128,554)	133,931	(128,607)
	Radioactive waste		13,001	(12,886)	13,291	(13,174)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

Management judgment effected by uncertainties in underlying assumptions.

①	Foreign currency risk

The Group undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise. The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities as of March 31, 2024 and December 31, 2023 are as follows:

In thousands of foreign currencies	Assets		Liabilities
Type	March 31, 2024	December 31, 2023	March 31, 2024	December 31, 2023
AED	48,800	24,441	11,255	18,143
AUD	4,334	4,310	299,882	299,795
BDT	2,258	2,260	—	—
BWP	776	777	—	—
CAD	2	—	—	—
CHF	—	—	299,918	499,930
DOP	924	—	—	—
EGP	98,064	1,665	—	1,941
EUR	1,842	12,259	41,426	81,744
GBP	119	75	—	—
HKD	—	—	5,121,499	5,079,189
IDR	40,446,782	25,567,281	2,128,276	2,118,580
INR	1,898,691	1,663,705	407,589	387,947
JOD	836	569	67,610	68,448
JPY	799,671	921,120	8,874,524	8,692,604
KZT	1,510	1,510	—	—
MGA	5,322,740	3,545,076	501,840	495,288
MMK	199,518	199,518	—	—
MYR	2,805	2,805	—	—
PHP	37,262	98,154	20,497	6,750
PKR	69,591,634	75,206,354	22,303	55,531
SAR	1,014	937	—	—
SEK	—	—	449,567	452,309
SGD	424	279	17	2,191
USD	1,153,519	1,701,494	15,400,773	14,458,985
UYU	149,714	120,768	2,443	2,028
VND	666,232	848,242	—	—
ZAR	110,448	87,780	—	—

A sensitivity analysis on the Group’s income for the period assuming a 10% increase and decrease in currency exchange rates as of March 31, 2024 and December 31, 2023 is as follows:

In millions of won	March 31, 2024			December 31, 2023
Type	10% Increase		10% Decrease	10% Increase	10% Decrease
Increase (decrease) of profit before income tax	~~W~~	(2,069,199)	2,069,199	(1,828,308)	1,828,308
Increase (decrease) of shareholder’s equity (*)		(2,069,199)	2,069,199	(1,828,308)	1,828,308

(*)	The effect on the shareholder’s equity excluding the impact of income taxes.

The sensitivity analysis above is conducted for monetary assets and liabilities denominated in foreign currencies other than functional currency, without consideration of hedge effect of related derivatives, as of March 31, 2024 and December 31, 2023.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

To manage its foreign currency risk related to foreign currency denominated receivables and payables, the Group has a policy to enter into currency swap agreements. In addition, to manage its foreign currency risk related to foreign currency denominated expected sales transactions and purchase transactions, the Group enters into currency forward agreements.

There is an economic relationship between the hedged item and the hedging instrument as the terms of cross-currency swap agreement is consistent with the terms of expected transaction (repayment of foreign debt securities and others). The hedging ratio is 1:1 as the risk of cross-currency swap agreement matches the hedged item. As of March 31, 2024, the hedging instrument (cross-currency swap) hedges the risk of the hedged item (repayment of foreign debt securities and others).

②	Interest rate risk

The Group is exposed to interest rate risk due to its borrowing with floating interest rates. A 1%p increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

The Group’s borrowings and debt securities with floating interest rates as of March 31, 2024 and December 31, 2023 are as follows:

In millions of won
Type	March 31, 2024		December 31, 2023
Short-term borrowings	~~W~~	4,418,872	4,435,420
Long-term borrowings		8,235,838	7,766,588
Debt securities		304,810	305,602

	~~W~~	12,959,520	12,507,610

A sensitivity analysis on the Group’s borrowings and debt securities assuming a 1%p increase and decrease in interest rates for the three-month period ended March 31, 2024 and for the year ended December 31, 2023 are as follows:

In millions of won	March 31, 2024			December 31, 2023
Type	1%p Increase		1%p Decrease	1%p Increase	1%p Decrease
Increase (decrease) of profit before income tax	~~W~~	(32,399)	32,399	(125,076)	125,076
Increase (decrease) of shareholder’s equity (*)		(32,399)	32,399	(125,076)	125,076

(*)	The effect on the shareholder’s equity excluding the impact of income taxes.

The Group manages its interest rate risk by having a balanced portfolio of fixed and variable rate loans and borrowings. To manage this, the Group enters into interest rate swaps, in which it agrees to exchange, at specified intervals, the difference between fixed and variable rate interest amounts calculated by reference to an agreed-upon notional principal amount. The above analysis measures the interest rate risk before reflecting the hedge effect by related derivatives.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

③	Electricity rates risk

The Group is exposed to electricity rates risk due to changes in government regulations and policies on national power supply schemes and electricity billing rates, in consideration of the national economy.

A sensitivity analysis on the Group’s income for the period assuming a 1% increase and decrease in price of electricity for each of the three-month periods ended March 31, 2024 and 2023 is as follows:

In millions of won	March 31, 2024			March 31, 2023
Type	1% Increase		1% Decrease	1% Increase	1% Decrease
Increase (decrease) of profit before income tax	~~W~~	221,650	(221,650)	202,591	(202,591)
Increase (decrease) of shareholder’s equity (*)		221,650	(221,650)	202,591	(202,591)

(*)	The effect on the shareholder’s equity excluding the impact of income taxes.

(iv)	Liquidity risk

The Group has established an appropriate liquidity risk management framework for the management of the Group’s short, medium and long-term funding and liquidity management requirements. The Group manages liquidity risk by continuously monitoring forecasted and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.

In addition, the Group has established credit lines on its trade financing and bank overdrafts, and through payment guarantees it has received, it maintains an adequate credit (borrowing) line. In addition, the Group has the ability to utilize excess cash or long-term borrowings for major construction investments.

The expected maturities of non-derivative financial liabilities as of March 31, 2024 and December 31, 2023 in detail are as follows:

In millions of won	March 31, 2024
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Borrowings and debt securities	~~W~~	45,354,417	29,197,389	40,384,847	32,496,491	147,433,144
Lease liabilities		651,662	613,373	1,280,491	1,669,922	4,215,448
Trade and other payables (*1)		8,726,849	377,701	832,502	579,591	10,516,643
Financial guarantee contracts (*2)		336,617	3,506,604	747,746	10,960	4,601,927

	~~W~~	55,069,545	33,695,067	43,245,586	34,756,964	166,767,162

In millions of won	December 31, 2023
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Borrowings and debt securities	~~W~~	50,878,929	29,046,036	42,420,850	32,778,830	155,124,645
Lease liabilities		641,525	588,850	1,309,996	1,694,729	4,235,100
Trade and other payables (*1)		8,477,209	364,443	833,394	589,004	10,264,050
Financial guarantee contracts (*2)		121,415	2,546,689	1,645,488	85,597	4,399,189

	~~W~~	60,119,078	32,546,018	46,209,728	35,148,160	174,022,984

(*1)	Excludes lease liabilities.
(*2)

This represents the total guarantee amounts associated with the financial guarantee contracts. Financial guarantee liabilities which are recognized as of March 31, 2024 and December 31, 2023 are ~~W~~47,298 million and ~~W~~49,992 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

As the Group manages liquidity based on net assets and net liabilities, information about non-derivative financial assets should be included in the disclosure for better understanding of liquidity risk management.

The expected maturities for non-derivative financial assets as of March 31, 2024 and December 31, 2023 in detail are as follows:

In millions of won	March 31, 2024
Type	Less than 1 year		1~5 Years	More than 5 years	Other (*)	Total
Cash and cash equivalents	~~W~~	2,950,340	—	—	—	2,950,340
Financial assets at fair value through other comprehensive income		—	—	—	568,331	568,331
Financial assets at amortized cost		28,917	9,878	—	—	38,795
Loans and receivables		142,050	413,750	354,498	121,507	1,031,805
Long-term/short-term financial Instruments		608,416	26,407	—	805,728	1,440,551
Financial assets at fair value through profit or loss		2,092,538	155,001	373,444	145,096	2,766,079
Trade and other receivables		10,550,905	1,070,953	1,203,915	681	12,826,454

	~~W~~	16,373,166	1,675,989	1,931,857	1,641,343	21,622,355

In millions of won	December 31, 2023
Type	Less than 1 year		1~5 Years	More than 5 years	Other (*)	Total
Cash and cash equivalents	~~W~~	4,342,887	—	—	—	4,342,887
Financial assets at fair value through other comprehensive income		—	—	—	502,443	502,443
Financial assets at amortized cost		28,905	9,938	—	—	38,843
Loans and receivables		139,168	465,666	411,100	8,872	1,024,806
Long-term/short-term financial Instruments		578,578	22	23	833,692	1,412,315
Financial assets at fair value through profit or loss		2,054,021	1,381	6,523	649,360	2,711,285
Trade and other receivables		11,990,515	911,822	1,292,539	1,280	14,196,156

	~~W~~	19,134,074	1,388,829	1,710,185	1,995,647	24,228,735

(*)	The maturities cannot be presently determined.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

Derivative liabilities classified by maturity periods from reporting date to maturity dates as per the contracts as of March 31, 2024 and December 31, 2023 are as follows:

In millions of won	March 31, 2024
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Net settlement
- Trading	~~W~~	—	—	—	—	—
Gross settlement
- Trading and others		(34,979)	(48,779)	(31,800)	(103,624)	(219,182)
- Hedging		(361)	—	—	(4,920)	(5,281)

	~~W~~	(35,340)	(48,779)	(31,800)	(108,544)	(224,463)

In millions of won	December 31, 2023
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Net settlement
- Trading	~~W~~	—	—	—	—	—
Gross settlement
- Trading and others		(22,571)	(11,566)	(201,590)	(130,119)	(365,846)
- Hedging		—	(4,680)	(13,243)	(5,641)	(23,564)

	~~W~~	(22,571)	(16,246)	(214,833)	(135,760)	(389,410)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

44.	Risk Management, Continued

(3)	Fair value risk

The fair value of the Group’s actively-traded financial instruments (i.e., FVTPL, FVOCI, etc.) is based on the traded market-price as of the reporting period end. The fair value of the Group’s financial assets is the amount which the asset could be exchanged for or the amount a liability could be settled for.

The fair values of financial instruments where no active market exists or where quoted prices are not otherwise available are determined by using valuation techniques. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. If there is a valuation technique commonly used by market participants to price the instrument and that technique has been demonstrated to provide reliable estimates of prices obtained in actual market transactions, the Group uses that technique.

For trade receivables and payables, the Group considers the carrying value net of impairment as fair value. While for disclosure purposes, the fair value of financial liabilities is estimated by discounting the future contractual cash flows based on current market interest rates applied to similar financial instruments.

(i)	Fair values and book values of financial assets and liabilities as of March 31, 2024 and December 31, 2023 are as follows:

In millions of won	March 31, 2024			December 31, 2023
Type	Book value		Fair value	Book value	Fair value
Assets recognized at fair value
Financial assets at fair value through other comprehensive income	~~W~~	568,331	568,331	502,443	502,443
Derivative assets (trading)		1,079,533	1,079,533	730,948	730,948
Derivative assets (applying hedge accounting)		373,594	373,594	269,446	269,446
Financial assets at fair value through profit or loss		2,766,079	2,766,079	2,711,285	2,711,285

	~~W~~	4,787,537	4,787,537	4,214,122	4,214,122

Assets carried at amortized cost
Financial assets at amortized cost	~~W~~	38,795	38,795	38,843	38,843
Loans and receivables		992,820	992,820	988,331	988,331
Trade and other receivables		12,808,498	12,808,498	14,179,322	14,179,322
Long-term financial instruments		832,135	832,135	833,737	833,737
Short-term financial instruments		608,417	608,417	578,578	578,578
Cash and cash equivalents		2,950,340	2,950,340	4,342,887	4,342,887

	~~W~~	18,231,005	18,231,005	20,961,698	20,961,698

Liabilities recognized at fair value
Derivative liabilities (trading)	~~W~~	299,699	299,699	428,670	428,670
Derivative liabilities (applying hedge accounting)		4,921	4,921	23,564	23,564

	~~W~~	304,620	304,620	452,234	452,234

Liabilities carried at amortized cost
Secured borrowings	~~W~~	1,481,257	1,481,257	773,646	773,646
Unsecured bond		114,262,987	116,353,000	113,792,178	111,218,771
Lease liabilities		3,776,009	3,776,009	3,807,880	3,807,880
Unsecured borrowings		14,673,640	14,674,962	19,062,162	19,061,348
Trade and other payables (*)		10,516,644	10,516,644	10,264,050	10,264,050
Overdraft		15,000	15,000	3,844	3,844

	~~W~~	144,725,537	146,816,872	147,703,760	145,129,539

(*)	Excludes lease liabilities.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

44.	Risk Management, Continued

(3)	Fair value risk, continued

(ii)	Interest rates used for determining fair value

The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at the reporting date plus an adequate credit spread.

The discount rates used for calculating fair value as of March 31, 2024 and December 31, 2023 are as follows:

Type	March 31, 2024	December 31, 2023
Derivatives	0.93%~14.57%	0.93%~10.36%
Borrowings and debt securities	0.96%~5.84%	0.96%~5.84%
Leases	0.00%~16.99%	0.00%~17.03%

(iii)	Fair value hierarchy

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, classified as Level 1, 2 or 3, based on the degree to which the fair value is observable.

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2:	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3:	Inputs that are not based on observable market data.

Fair values of financial instruments by hierarchy level as of March 31, 2024 and December 31, 2023 are as follows:

In millions of won	March 31, 2024
Type	Level 1		Level 2	Level 3	Total
Financial assets at fair value
Financial assets at fair value through other comprehensive income	~~W~~	348,790	—	219,541	568,331
Derivative assets		—	1,453,127	—	1,453,127
Financial assets at fair value through profit or loss		—	2,759,210	6,869	2,766,079

	~~W~~	348,790	4,212,337	226,410	4,787,537

Financial liabilities at fair value
Derivative liabilities	~~W~~	—	304,620	—	304,620

In millions of won	December 31, 2023
Type	Level 1		Level 2	Level 3	Total
Financial assets at fair value
Financial assets at fair value through other comprehensive income	~~W~~	285,054	—	217,389	502,443
Derivative assets		—	1,000,394	—	1,000,394
Financial assets at fair value through profit or loss		—	2,704,550	6,735	2,711,285

	~~W~~	285,054	3,704,944	224,124	4,214,122

Financial liabilities at fair value
Derivative liabilities	~~W~~	—	452,234	—	452,234

The fair value of financial assets traded in the market (including those measured at FVTPL and FVOCI) is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unmarketable financial assets (including those measured at FVTPL and FVOCI) is calculated using the fair value measurement performed by external pricing service agents. In addition, the Group considered the major economic indicators and economic environment of the derivatives to be evaluated, and measured the fair value of the derivatives using a discounted cash flow model that reflects the Group’s credit risk.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

44.	Risk Management, Continued

(3)	Fair value risk, continued

Changes in non-derivative financial assets and liabilities which are classified as level 3 for the three-month period ended March 31, 2024 and for the year ended December 31, 2023 are as follows:

In millions of won	March 31, 2024
	Beginning balance		Acquisitions	Reclassified category	Valuation	Disposal	Foreign currency translation and others	Ending balance
Financial assets at fair value
Financial assets at fair value through profit or loss Cooperative	~~W~~	6,735	20	—	114	—	—	6,869
Financial assets at fair value through other comprehensive income
Unlisted securities		212,762	—	—	(83)	—	2,235	214,914
Debt securities		4,627	—	—	—	—	—	4,627

In millions of won	December 31, 2023
	Beginning balance		Acquisitions	Reclassified category	Valuation	Disposal	Foreign currency translation and others	Ending balance
Financial assets at fair value
Financial assets at fair value through profit or loss Cooperative	~~W~~	6,329	—	270	136	—	—	6,735
Financial assets at fair value through other comprehensive income
Unlisted securities		202,243	9,550	—	5,445	(5,332)	856	212,762
Debt securities		529	4,080	—	18	—	—	4,627

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

45.	Service Concession Arrangements

(1)	Hydroelectric Power Generation at Semangka, Indonesia (BOT)

(i)	Significant terms and concession period of the arrangement

Regarding Semangka hydroelectric power-generation business (BOT) in Indonesia, the Group has entered into a contract with PT. Perusahaan Listrik Negara (the “PT PLN”) whereby the Group shall provide electricity generated for about 30 years (2018 – 2048) after subsequent to the completion of plant construction and shall receive charge tariff rates designed to recover capital cost, fixed O&M cost, water usage cost, variable O&M cost and special facilities cost during the concession period.

(ii)	Rights and classification of the arrangement

The Group has the rights to use and own the power plant during the concession period from 2018 to 2048. At the end of the concession period, PT PLN has an option to take over the ownership of the power plant from the Group.

(iii)	Classification method

This project allows PT PLN to acquire ownership of the plant after the end of the 30 years contract period.

(iv)	The Group’s expected future collections of service concession arrangements as of March 31, 2024 are as follows:

In millions of won
Type	Amounts
Less than 1 year	~~W~~	33,691
1 ~ 2 years		33,732
2 ~ 3 years		33,773
Over 3 years		538,149

	~~W~~	639,345

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

45.	Service Concession Arrangements, Continued

(2)	CPPAg Power Generation

(i)	Significant terms and concession period of the arrangement

The Group has entered into a contract with CPPAg (Central Power Purchasing Agency Guarantee Limited) whereby the Group shall provide electricity generated for approximately 30 years (2020 – 2050) subsequent to the completion of plant construction and shall receive charge tariff rates designed to recover capital cost, variable O&M cost, fixed O&M cost, water usage cost, insurance cost and others during the concession period.

(ii)	Rights and classification of the arrangement

The Group has the rights to use and own the power plant during the concession period from 2020 to 2050. The Government of Pakistan has an option to take over the ownership of the power plant from the Group after the concession period has elapsed.

(iii)	Classification method

This project allows the Government of Pakistan to acquire ownership of the plant after the end of the contract period.

(iv)	The Group’s expected future collections of service concession arrangements as of March 31, 2024 are as follows:

In millions of won
Type	Amounts
Less than 1 year	~~W~~	81,078
1 ~ 2 years		81,078
2 ~ 3 years		81,078
Over 3 years		947,815

	~~W~~	1,191,049

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

46.	Related Parties

(1)	The Group’s related parties as of March 31, 2024 are as follows:

Type	Related party
Parent	Republic of Korea government

Subsidiaries (167 subsidiaries)	Korea Hydro & Nuclear Power Co., Ltd., Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd., Korea Western Power Co., Ltd., Korea Southern Power Co., Ltd., Korea East-West Power Co., Ltd., KEPCO Engineering & Construction Company, Inc., KEPCO Plant Service & Engineering Co., Ltd., KEPCO Nuclear Fuel Co., Ltd., KEPCO KDN Co., Ltd., Gyeonggi Green Energy Co., Ltd., Korea Offshore Wind Power Co., Ltd., KOSEP Material Co., Ltd., KEPCO International HongKong Ltd., KEPCO International Philippines Inc., KEPCO Philippines Corporation, KEPCO Ilijan Corporation, KEPCO Gansu International Ltd., KEPCO Philippines Holdings Inc., KEPCO Neimenggu International Ltd., KEPCO Australia Pty., Ltd., KEPCO Shanxi International Ltd., KOMIPO Global Pte Ltd., KOSEP Australia Pty., Ltd., KOMIPO Australia Pty., Ltd., KOWEPO Australia Pty., Ltd., KOSPO Australia Pty., Ltd., KEPCO Netherlands B.V., KEPCO Middle East Holding Company, Qatrana Electric Power Company, KOWEPO International Corporation, KOSPO Jordan LLC, Korea Waterbury Uranium Limited Partnership, PT. Cirebon Power Service, EWP America Inc., KHNP Canada Energy Ltd., KEPCO Bylong Australia Pty., Ltd., KNF Canada Energy Limited, KEPCO Holdings de Mexico, KST Electric Power Company, S.A.P.I. de C.V., KEPCO Energy Service Company, KEPCO Netherlands S3 B.V., PT. KOMIPO Pembangkitan Jawa Bali, EWP Barbados 1 SRL, PT. Tanggamus Electric Power, KOMIPO America Inc., PT. EWP Indonesia, KEPCO Netherlands J3 B.V., Global One Pioneer B.V., Global Energy Pioneer B.V., Mira Power Limited, KEPCO KPS Philippines Corp., KOSPO Chile SpA, PT. KOWEPO Sumsel Operation And Maintenance Services, Commerce and Industry Energy Co., Ltd., Gyeongju Wind Power Co., Ltd., California Power Holdings, LLC, EWP Renewable Corporation, Hee Mang Sunlight Power Co., Ltd., Fujeij Wind Power Company, KOSPO Youngnam Power Co., Ltd., Chitose Solar Power Plant LLC., KEPCO Solar Co., Ltd., KEPCO ES Co., Ltd., KOSPO Power Services Ltda., KOEN Bylong Pty., Ltd., KOWEPO Bylong Pty., Ltd., KOSPO Bylong Pty., Ltd., EWP Bylong Pty., Ltd., KOWEPO Lao International, KOMIPO Bylong Pty., Ltd., Energy New Industry Specialized Investment Private Investment Trust., KEPCO Mangilao Holdings LLC, Mangilao Investment LLC, KEPCO Mangilao Solar, LLC, Jeju Hanlim Offshore Wind Co., Ltd., PT. Siborpa Eco Power, e-New Industry LB Fund 1, Songhyun e-New Industry Fund, BSK E-New Industry Fund VII, PT. Korea Energy Indonesia, KOLAT SpA, KEPCO California, LLC, KEPCO Mojave Holdings, LLC, Incheon Fuel Cell Co., Ltd., KOEN Service Co., Ltd., KOMIPO Service Co., Ltd., KOWEPO Service Co., Ltd., KOSPO Service Co., Ltd., EWP Service Co., Ltd., PT. KOMIPO Energy Indonesia, KNF Partners Co., Ltd., KOSPO USA Inc., Nambu USA LLC, Tamra Offshore Wind Power Co., Ltd., KEPCO MCS Co., Ltd., KEPCO FMS Co., Ltd., Firstkeepers Co., Ltd., Secutec Co., Ltd., SE Green Energy Co., Ltd., Mangilao Intermediate Holdings LLC, KEPCO CSC Co., Ltd., KOAK Power Limited, KOMIPO Europe B.V., Haenanum Energy Fund, Paju Ecoenergy Co., Ltd., Guam Ukudu Power LLC, K-SOLAR SHINAN Co., Ltd., KPS Partners Co., Ltd., KEPCO E&C Service Co., Ltd., Moha solar Co., Ltd., KHNP USA LLC, KOMIPO Vanphong Power Service LLC, Ogiri Solar Power Co., Ltd., BSK E-New Industry Fund X, Energy Innovation Fund I, KHNP Chile SpA, Yeong Yang Apollon Photovoltaic Co., Ltd., Yeong Yang Corporation Co., Ltd., SolarVader Co., Ltd., Yeong Yang Innovation Co., Ltd., Yeong Yang Horus Photovoltaic Co., Ltd., Yeong Yang Solar Management Co., Ltd., LSG Hydro Power Limited, KOEN Bio Co., Ltd., KOMIPO Energy Solution America, LLC, Elara Investment Holdings, LLC, Elara Equity Holdings, LLC, Elara Class B Holdings, LLC, Elara Class B Member, LLC, Elara Development Holdings, LLC, KOMIPO Development, LLC, Elara Energy Holdings, LLC, Elara Energy Project, LLC, KOMIPO Iberian Solar Group, S.L.U., KOWEPO Europe B.V., CVS Equity Holdings, LLC, CVS Class B Holdings, LLC, CVS Development Holdings, LLC, CVS Development, LLC, CVS Class B Member, LLC, CVS Energy Holdings, LLC, Concho Valley Energy, LLC, Concho Valley Solar, LLC, Jeongam Wind Power Co., Ltd., Yeongdeok Sunrise Wind Power Co., Ltd., UI Carbon-Neutrality Fund, KA Power Limited, Western Power Changgi Solar Co., Ltd., Digital Innovation Growth Fund, EWP Australia Pty., Ltd., Columboola Solar Farm Hold Co Pty., Ltd., J Wind First, LLC, KEPCO Holding Company, KEPCO for Maintenance Company, KOSPO Trumbull LLC, Changjuk Wind Power Co., Ltd., KEPCO KPS South Africa Pty., Ltd., Chile Solar JV SpA, KOWEPO Holding Limited, Columboola Solar Farm Nominees Pty., Ltd., Columboola Solar Farm Op Trust, Columboola Solar Farm Fin Co Pty., Ltd., Magna Energy New Industrial Fund, EWP ESS Holdings, LLC, Fairhaven ESS LLC, KOSPO Rutile, LLC

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

46.	Related Parties, Continued

(1)	The Group’s related parties as of March 31, 2024 are as follows, continued:

Type	Related party

Associates (97 associates)	Dongducheon Dream Power Co., Ltd., Korea Gas Corporation, Daegu Photovoltaic Co., Ltd., Haeng Bok Do Si Photovoltaic Power Co., Ltd., Korea Electric Power Industrial Development Co., Ltd., Goseong Green Power Co., Ltd., Gangneung Eco Power Co., Ltd., Shin Pyeongtaek Power Co., Ltd., Noeul Green Energy Co., Ltd., Samcheok Eco Materials Co., Ltd., Gangwon Wind Power Co., Ltd., Gwangyang Green Energy Co., Ltd., Hyundai Green Power Co., Ltd., Korea Power Exchange, Taebaek Guinemi Wind Power Co., Ltd., Daeryun Power Co., Ltd., KNH Solar Co., Ltd., S-Power Co., Ltd., SPC Power Corporation, Gemeng International Energy Co., Ltd., PT. Cirebon Electric Power, KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd., PT Wampu Electric Power, PT. Bayan Resources TBK, Nepal Water & Energy Development Company Private Limited, Pioneer Gas Power Limited, Xe-Pian Xe-Namnoy Power Co., Ltd., PT. Mutiara Jawa, Jinbhuvish Power Generation Pvt. Ltd., Daejung Offshore Wind Power Co., Ltd., GS Donghae Electric Power Co., Ltd., Busan Green Energy Co., Ltd., Hansuwon KNP Co., Ltd., Korea Electric Power Corporation Fund, Energy Infra Asset Management Co., Ltd., Daegu clean Energy Co., Ltd., Yaksu ESS Co., Ltd., PND Solar Co., Ltd., Hyundai Eco Energy Co., Ltd., YeongGwang Yaksu Wind Electric Co., Ltd., Green Energy Electricity Generation Co., Ltd., Korea Energy Solutions Co., Ltd., ITR Co., Ltd., STN Co., Ltd., Indeck Niles Development, LLC, Indeck Niles Asset Management, LLC, Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1, Suwon New Power Co., Ltd., Gwangbaek Solar Power Investment Co., Ltd., Go deok Clean Energy Co., Ltd., SureDataLab Co., Ltd., SEP Co., Ltd., Hankook Electric Power Information Co., Ltd., Tronix Co., Ltd., O2&B Global Co., Ltd., Muan Sunshine Solar Power Plant Co., Ltd., Bigeum Resident Photovoltaic Power Co., Ltd., Goesan Solar park Co., Ltd., Saemangeum Heemang Photovoltaic Co., Ltd., Bitgoel Eco Energy Co., Ltd., Jeju Gimnyeong Wind Power Co., Ltd., Seoroseoro Sunny Power Plant Co., Ltd., Muan Solar Park Co., Ltd., YuDang Solar Co., Ltd., Anjwa Smart Farm & Solar City Co., Ltd., KPE Green Energy Co., Ltd., G.GURU Co., Ltd., UD4M Co., Ltd., Dongbu Highway Solar Co., Ltd., Seobu Highway Solar Co., Ltd., Korea Energy Data Co., Ltd., Gangneung Sacheon Fuel Cell Co., Ltd., Kosture Co., Ltd., Taebaek Gadeoksan Wind Power Co., Ltd., Chuncheon Green Energy Co., Ltd., Yeomsubong Wind Power Co., Ltd., Yeongyang Wind Power Corporation II, Haeparang Energy Co., Ltd., Saemangeum Sebit Power Plant Co., Ltd., PlatformN. Co., Ltd., PT. Cirebon Energi Prasarana, Future Convergence Technology Laboratory. Co., Ltd., ECO Motion Co., Ltd., REC’s Innovation Co., Ltd., ACE, Co., Ltd., Environment and Energy Co., Ltd., Green Radiation Co., Ltd., Santiago Solar Power SpA, Yanggu Floating Photovoltaic Power Plant Inc., Changwon SG energy Co., Ltd., Donpyung Technology. Co., Ltd., Power Embedded, HORANG ENERGY Inc., Hoenggye Renewable Energy Co., Ltd., Haman Green Energy Co., Ltd., Songsan Green Energy Co., Ltd.

Joint ventures (113 joint ventures)	Daegu Green Power Co., Ltd., KEPCO SPC Power Corporation, KAPES, Inc., Honam Wind Power Co., Ltd., Korea Power Engineering Service Co., Ltd., Seokmun Energy Co., Ltd., Incheon New Power Co., Ltd., Chun-cheon Energy Co., Ltd., Yeonggwangbaeksu Wind Power Co., Ltd., KW Nuclear Components Co., Ltd., Busan Shinho Solar Power Co., Ltd., Global Trade Of Power System Co., Ltd., Expressway Solar-light Power Generation Co., Ltd., Gansu Datang Yumen Wind Power Co., Ltd., Datang Chifeng Renewable Power Co., Ltd., Rabigh Electricity Company, Rabigh Operation & Maintenance Company Limited, Datang KEPCO Chaoyang Renewable Power Co., Ltd., Shuweihat Asia Power Investment B.V., Shuweihat Asia Operation & Maintenance Company, Waterbury Lake Uranium L.P., ASM-BG Investicii AD, RES Technology AD, Jamaica Public Service Company Limited, KV Holdings, Inc., Amman Asia Electric Power Company, Kelar S.A., PT. Tanjung Power Indonesia, Nghi Son 2 Power LLC, Daehan Wind Power PSC, MOMENTUM, Barakah One Company, Nawah Energy Company, Yeonggwang Wind Power Co., Ltd., Chester Solar IV SpA, Chester Solar V SpA, Diego de Almagro Solar SpA, South Jamaica Power Company Limited, Daesan Green Energy Co., Ltd., RE Holiday Holdings LLC, RE Pioneer Holdings LLC, RE Barren Ridge 1 Holdings LLC, RE Astoria 2 LandCo LLC, RE Barren Ridge LandCo LLC, Laurel SpA, KIAMCO KOWEPO Bannerton Hold Co Pty Ltd, Cheong-Song Noraesan Wind Power Co., Ltd., Chester Solar I SpA, Solar Philippines Calatagan Corporation, Saemangeum Solar Power Co., Ltd., Chungsongmeon BongSan wind power Co., Ltd., Jaeun Resident Wind Power Plant Co., Ltd., DE Energia SpA, Dangjin Eco Power Co., Ltd., Haemodum Solar Co., Ltd., Yangyang Wind Power Co., Ltd., Horus Solar, S.A. de C.V., Recursos Solares PV de Mexico II, S.A. de C.V., Sunmex Renovables, S.A. de C.V., Stavro Holding II A.B., Solaseado Solar Power Co., Ltd., Yeongam Solar Power Co., Ltd., Samsu Wind Power Co., Ltd., Pulau Indah Power Plant Sdn. Bhd., NH-Amundi Global Infrastructure Investment Private Investment Trust 21, Shin-han BNPP Private Investment Trust for East-West Sunlight Dream, PT Barito Wahana Tenaga, Cheongna Energy Co., Ltd., Boim Combined Heat and Power Generation Co., Ltd., OneEnergy Asia Limited, KAS INVESTMENT I LLC, KAS INVESTMENT II LLC, Energyco Co., Ltd., CAES, LLC, Hapcheon Floating Photovoltaic Power Plant Inc., Busan Industrial Solar Power Co., Ltd., Bitsolar Energy Co., Ltd., Naepo Green Energy Co., Ltd., Pulau Indah O&M Sdn. Bhd., Guadalupe Solar SpA, Omisan Wind Power Co., Ltd., Foresight Iberian Solar Group Holding, S.L., Yeongwol Eco Wind Co., Ltd., Gurae Resident Power Co., Ltd., Cheongju Eco Park Co., Ltd., Prime Swedish Holding AB, Enel X Midland Photovoltaic, LLC, Geumsungsan Wind Power Co., Ltd., KEPCO KPS CARABAO Corp., Goheung New Energy Co., Ltd., Gunsan Land Solar Co., Ltd., CapMan Lynx SCA, SICAR, International Offshore Power Transmission Holding Company Limited, Eumseong Eco Park Co., Ltd., Changwon Nu-ri Energy Co., Ltd., PungBack Wind Farm Corporation, Seobusambo highway photovoltaics Co., Ltd., Seungmun Green Energy, Pyeongchang Wind Power Co., Ltd., Trumbull Asset Management, LLC, S-Power Chile SpA, Taebaek Wind Power Co., Ltd., Yangyang Suri Wind Power Co., Ltd., KEPCO for Power Company, Jeonju Bio Green Energy Co., Ltd., Kumyang Eco Park Co., Ltd., Jeongeup Green Power Co., Ltd., Hadong E-factory Co., Ltd., Namyangju Combined Heat and Power Co., Ltd., Wadi Noor Solar Power Company SAOC, Fairhaven Energy Storage LLC, Rutile BESS Holdings, LLC, Trumbull Development Partners, LLC

Others (2 others)	Korea Development Bank, KEPCO Lebanon SARL

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

46.	Related Parties, Continued

(2)	Transactions between the Group and its subsidiaries are eliminated during the consolidation and are not disclosed in notes.

(3)	The related party transactions for each of the three-month periods ended March 31, 2024 and 2023 are as follows:

<Sales and Others>

In millions of won		Sales and others
Company name	Transaction type	March 31, 2024		March 31, 2023
<Associates>
Korea Gas Corporation	Electricity sales	~~W~~	42,592	39,767
Goseong Green Power Co., Ltd.	Electricity Sales		176,040	187,849
Dongducheon Dream Power Co., Ltd.	Electricity sales		2,960	2,647
Shin Pyeongtaek Power Co., Ltd.	Electricity sales		28,993	33,609
S-Power Co., Ltd.	Service		613	1,100
Gangneung Eco Power Co., Ltd.	Fuel sales		176,824	248,358
GS Donghae Electric Power Co., Ltd.	Electricity sales		2,133	10,914
Korea Electric Power Industrial Development Co., Ltd.	Service		3,551	3,990
Daeryun Power Co., Ltd.	Electricity sales		1,030	872
Korea Power Exchange	Service		3,054	2,930
Go deok Clean Energy Co., Ltd.	Electricity sales		6,699	1
KPE Green Energy Co., Ltd.	Electricity Sales		4	4
Chuncheon Green Energy Co., Ltd.	Electricity sales		9	1
Bitgoel Eco Energy Co., Ltd.	Electricity sales		2,179	428
Taebaek Gadeoksan Wind Power Co., Ltd.	Electricity sales		1,949	11
SPC Power Corporation	Dividends income		8,100	—
Gangwon Wind Power Co., Ltd.	Electricity sales		1,486	2,309
Busan Green Energy Co., Ltd.	Electricity sales		2,137	1,424
Noeul Green Energy Co., Ltd.	Electricity sales		2,618	3,290
Others (Muan Solar Park Co., Ltd. and 45 others)	Electricity sales		11,985	16,848

<Joint ventures>
Chun-cheon Energy Co., Ltd.	Electricity sales		832	628
Daegu Green Power Co., Ltd.	Electricity sales		388	352
Daesan Green Energy Co., Ltd.	Electricity sales		40	200
Nawah Energy Company	Others		29,403	19,014
KEPCO SPC Power Corporation	Others		21,723	346
Yeonggwang Wind Power Co., Ltd.	Electricity sales		284	278
Jamaica Public Service Company Limited	Others		—	797
Cheongna Energy Co., Ltd.	Others		15,037	10,662
PT. Tanjung Power Indonesia	Others		135	7
Seokmun Energy Co., Ltd.	Service		586	657
South Jamaica Power Company Limited	Others		815	30
Solaseado Solar Power Co., Ltd.	Electricity sales		453	459
Eumseong Eco Park Co., Ltd.	Electricity sales		5	2
Kelar S.A.	Others		5,905	6,937
Cheongju Eco Park Co., Ltd.	Electricity sales		91	5
Others (Amman Asia Electric Power Company and 54 others)	Electricity sales		20,118	80,764

<Others>
Korea Development Bank	Electricity sales		1,320	1,180
	Interest income		6,225	242

		~~W~~	578,316	678,912

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

46.	Related Parties, Continued

(3)	The related party transactions for each of the three-month periods ended March 31, 2024 and 2023 are as follows, continued:

<Purchase and Others>

In millions of won		Purchase and others
Company name	Transaction type	March 31, 2024		March 31, 2023
<Associates>
Korea Gas Corporation	Fuel Purchase	~~W~~	1,852,694	3,701,590
Goseong Green Power Co., Ltd.	Electricity sales		300,442	391,720
Dongducheon Dream Power Co., Ltd.	Electricity sales		406,861	705,977
Shin Pyeongtaek Power Co., Ltd.	Electricity sales		261,380	393,546
S-Power Co., Ltd.	Service		216,476	348,587
Gangneung Eco Power Co., Ltd.	Others		672	—
GS Donghae Electric Power Co., Ltd.	Electricity sales		165,761	281,804
Korea Electric Power Industrial Development Co., Ltd.	Service		73,918	67,859
Daeryun Power Co., Ltd.	Electricity sales		89,809	139,468
Korea Power Exchange	Service		22,927	27,295
Go deok Clean Energy Co., Ltd.	Electricity sales		13,899	—
KPE Green Energy Co., Ltd.	Others		11,233	12,882
Chuncheon Green Energy Co., Ltd.	Electricity sales		10,723	—
Bitgoel Eco Energy Co., Ltd.	Electricity sales		9,073	6,136
Taebaek Gadeoksan Wind Power Co., Ltd.	Electricity sales		7,110	9,035
Gangwon Wind Power Co., Ltd.	Electricity sales		6,473	11,068
Busan Green Energy Co., Ltd.	Electricity sales		5,623	5,657
Noeul Green Energy Co., Ltd.	Electricity sales		4,530	3,429
Others (Muan Solar Park Co., Ltd. and 45 others)	Electricity sales		58,766	73,763

<Joint ventures>
Chun-cheon Energy Co., Ltd.	Electricity sales		110,336	198,368
Daegu Green Power Co., Ltd.	Electricity sales		106,402	159,849
Daesan Green Energy Co., Ltd.	Electricity sales		43,457	39,907
Yeonggwang Wind Power Co., Ltd.	Electricity sales		20,280	7,964
Jamaica Public Service Company Limited	Others		57	37
Cheongna Energy Co., Ltd.	Service		62	59
Seokmun Energy Co., Ltd.	Service		11,450	14,944
Solaseado Solar Power Co., Ltd.	Electricity sales		6,787	4,940
Seungmun Green Energy	Electricity sales		7,209	—
Eumseong Eco Park Co., Ltd.	Electricity sales		6,889	—
Cheongju Eco Park Co., Ltd.	Electricity sales		5,241	22,410
Others (Amman Asia Electric Power Company and 54 others)	Electricity sales		35,513	50,377

<Others>
Korea Development Bank	Interest expense		1,027	1,454

		~~W~~	3,873,080	6,680,125

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

46.	Related Parties, Continued

(4)	Receivables and payables arising from the related party transactions as of March 31, 2024 and December 31, 2023 are as follows:

In millions of won		Receivables			Payables
Company name	Type	March 31, 2024		December 31, 2023	March 31, 2024	December 31, 2023
<Associates>
Korea Gas Corporation	Trade receivables	~~W~~	6,320	14,671	—	—
	Non-trade receivables and others		23	12,513	—	—
	Trade payables		—	—	630,431	480,974
	Non-trade payables and others		—	—	1,396	1,378
Goseong Green Power Co., Ltd.	Trade receivables		33,925	55,719	—	—
	Non-trade receivables and others		910	15	—	—
	Trade payables		—	—	68,570	120,270
	Non-trade payables and others		—	—	47,242	48,621
Dongducheon Dream Power Co., Ltd.	Trade receivables		359	2,573	—	—
	Non-trade receivables and others		406	478	—	—
	Trade payables		—	—	148,480	117,975
Shin Pyeongtaek Power Co., Ltd.	Trade receivables		1,310	1,814	—	—
	Non-trade receivables and others		25,482	4,933	—	—
	Trade payables		—	—	88,348	86,801
	Non-trade payables and others		—	—	328	385
Busan Green Energy Co., Ltd.	Trade receivables		1	1	—	—
	Non-trade receivables and others		33,484	32,720	—	—
	Non-trade payables and others		—	—	3,943	3,642
Daeryun Power Co., Ltd.	Trade receivables		—	326	—	—
	Trade payables		—	—	25,787	32,140
GS Donghae Electric Power Co., Ltd.	Trade receivables		22	159	—	—
	Non-trade receivables and others		113	169	—	—
	Trade payables		—	—	59,830	72,951
	Non-trade payables and others		—	—	67	125
S-Power Co., Ltd.	Trade receivables		116	213	—	—
	Non-trade receivables and others		54	53	—	—
	Trade payables		—	—	92,663	79,459
Taebaek Gadeoksan Wind Power Co., Ltd.	Non-trade receivables and others		1,793	1,539	—	—
	Trade payables		—	—	3,519	12,739
	Non-trade payables and others		—	—	2	7
Others (Korea Electric Power Industrial Development Co., Ltd. and 37 others)	Trade receivables		23,844	64,863	—	—
	Non-trade receivables and others		48,911	106,635	—	—
	Trade payables		—	—	24,532	39,096
	Non-trade payables and others		—	—	16,600	26,863

<Joint ventures>
Nawah Energy Company	Trade receivables		58,297	60,437	—	—
	Non-trade receivables and others		804	1,995	—	—
Chun-cheon Energy Co., Ltd.	Trade receivables		—	239	—	—
	Non-trade receivables and others		213	165	—	—
	Trade payables		—	—	22,597	79,117
	Non-trade payables and others		—	—	—	2
Daegu Green Power Co., Ltd.	Trade receivables		95	122	—	—
	Non-trade receivables and others		55	55	—	—
	Trade payables		—	—	34,851	32,222
Boim Combined Heat and Power Generation Co., Ltd.	Trade receivables		85	84	—	—
	Non-trade receivables and others		10,218	10,779	—	—
	Trade payables		—	—	—	721
	Non-trade payables and others		—	—	14,469	14,193
Amman Asia Electric Power Company	Trade receivables		2,291	2,469	—	—
	Non-trade payables and others		—	—	22,055	22,395
Kelar S.A.	Trade receivables		3,242	3,055	—	—
	Non-trade receivables and others		29,036	26,576	—	—
Others (Daesan Green Energy Co., Ltd. and 54 others)	Trade receivables		94,283	115,674	—	—
	Non-trade receivables and others		34,490	34,897	—	—
	Trade payables		—	—	32,021	30,321
	Non-trade payables and others		—	—	1,139	4,916

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

46.	Related Parties, Continued

(4)	Receivables and payables arising from the related party transactions as of March 31, 2024 and December 31, 2023 are as follows, continued:

In millions of won		Receivables			Payables
Company name	Type	March 31, 2024		December 31, 2023	March 31, 2024	December 31, 2023
<Others>
Korea Development Bank	Non-trade receivables and others	~~W~~	33,277	33,140	—	—
	Non-trade payables and others		—	—	139	147
	Derivatives and others		106,459	45,898	44,952	72,050
KEPCO Lebanon SARL	Trade receivables		75	75	—	—

		~~W~~	549,993	635,054	1,383,961	1,379,510

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

46.	Related Parties, Continued

(5)	Loans and others arising from the related party transactions as of March 31, 2024 and December 31, 2023 are as follows:

In millions of won
Type	Company name	Beginning balance		Loans	Collection	Others	Ending balance
Associates	KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd.	~~W~~	32,153	—	—	—	32,153
	(Allowance for doubtful accounts)		(25,543)	—	—	(1,063)	(26,606)
Associates	Nepal Water & Energy Development Company Private Limited		18,052	—	—	803	18,855
Associates	Xe-Pian Xe-Namnoy Power Co., Ltd.		23,337	—	—	1,039	24,376
Associates	PT. Cirebon Energi Prasarana		35,542	—	—	2,103	37,645
Associates	Bigeum Resident Photovoltaic Power Co., Ltd.		9,525	—	—	(2)	9,523
Associates	Daejung Offshore Wind Power Co., Ltd.		1,000	—	—	—	1,000
Associates	Bitgoel Eco Energy Co., Ltd.		30,885	—	(1,065)	—	29,820
Associates	Saemangeum Sebit Power Plant Co., Ltd.		28,970	—	(349)	—	28,621
Joint ventures	Solaseado Solar Power Co., Ltd.		35,000	—	—	—	35,000
Joint ventures	Recursos Solares PV de Mexico II, S.A. de C.V.		10,589	803	—	507	11,899
Joint ventures	Horus Solar, S.A. de C.V.		11,199	788	—	534	12,521
Joint ventures	Sunmex Renovables, S.A. de C.V.		17,210	1,026	—	812	19,048
Joint ventures	Kelar S.A.		40,985	—	—	2,090	43,075
Joint ventures	DE Energia SpA		7,386	—	—	329	7,715
Joint ventures	Daehan Wind Power PSC		14,872	—	—	663	15,535
Joint ventures	Bitsolar Energy Co., Ltd.		3,165	—	—	—	3,165
Joint ventures	Daesan Green Energy Co., Ltd.		2,411	—	—	—	2,411
Joint ventures	Yangyang Wind Power Co., Ltd.		3,257	—	—	—	3,257
Joint ventures	Nghi Son 2 Power LLC		189,991	—	(35,174)	8,147	162,964
Joint ventures	Pulau Indah Power Plant Sdn. Bhd.		9,963	—	—	(9,963)	—
Joint ventures	Guadalupe Solar SpA		3,161	—	(109)	138	3,190
Joint ventures	Foresight Iberian Solar Group Holding, S.L.		64,318	1,148	—	1,195	66,661
Joint ventures	Capman Lynx SCA, SICAR		35,210	—	—	650	35,860
	(Allowance for doubtful accounts)		(35,210)	—	—	(650)	(35,860)
Joint ventures	S-Power Chile SpA		258	—	—	11	269
Others	KEPCO Lebanon SARL		3,834	—	—	—	3,834
	(Allowance for doubtful accounts)		(3,834)	—	—	—	(3,834)

		~~W~~	567,686	3,765	(36,697)	7,343	542,097

(6)	Borrowings arising from the related party transactions as of March 31, 2024 and December 31, 2023 are as follows:

In millions of won
Related parties	Type	Beginning balance		Borrowings	Repayment	Others	Ending balance
Korea Development Bank	Facility	~~W~~	85,103	25	(1,471)	2,552	86,209
	Others		1,758	—	(15)	—	1,743
	Operating funds		120,000	54,239	(84,239)	—	90,000
	Syndicated Loan		10,948	—	(855)	(272)	9,821
	EBL and others		108,212	2,990	—	3,260	114,462

		~~W~~	326,021	57,254	(86,580)	5,540	302,235

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to the related parties as of March 31, 2024 are as follows:

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Creditor
Korea Electric Power Corporation	Shuweihat Asia Operation & Maintenance Company	Performance guarantees	USD 11,000	Shuweihat Asia Power Investment B.V.
Korea Electric Power Corporation	Rabigh Operation & Maintenance Company Limited	Performance guarantees and others	USD 1,387	Rabigh Electricity Company
Korea Electric Power Corporation	Nghi Son 2 Power LLC	Performance guarantees and others	USD 40,738	SMBC Singapore and others
Korea Electric Power Corporation	Barakah One Company	Debt guarantees	USD 1,223,355	Export-Import Bank of Korea and others
		Performance guarantees and others	USD 4,103,269
Korea Electric Power Corporation	RE Holiday Holdings LLC	Performance guarantees (*9)	USD 222,077	EFS Renewables Holdings, LLC, CA-CIB and others
Korea Electric Power Corporation	RE Pioneer Holdings LLC	Performance guarantees	USD 106,873	EFS Renewables Holdings, LLC
Korea Electric Power Corporation	Rabigh Electricity Company	Performance guarantees	SAR 4,151	Hana Bank
Korea Electric Power Corporation	Shuweihat Asia Power Investment B.V.	Performance guarantees	USD 50,000	ING Bank
Korea Electric Power Corporation	Amman Asia Electric Power Company	Performance guarantees	USD 17,400	Shinhan Bank
Korea Electric Power Corporation	Horus Solar, S.A. de C.V.	Other performance guarantees	MXN 16,413	CENACE and others
Korea Electric Power Corporation	Recursos Solares PV de Mexico II, S.A. de C.V.	Other performance guarantees	MXN 1,518	SEMARNAT
			USD 393	CFE Transmission
Korea Electric Power Corporation	Sunmex Renovables, S.A. de C.V.	Other performance guarantees	USD 9,078	CENACE
			MXN 3,666	SEMARNAT
Korea Electric Power Corporation	International Offshore Power Transmission Holding Company Limited	Performance guarantees	USD 52,500	Mizuho Bank
		Other performance guarantees	USD 7,000	Credit Agricole
Korea Electric Power Corporation	Pulau Indah Power Plant Sdn. Bhd.	Collateralized money invested (*10)	KRW 13,210	Malaysian Trustee Berhad
Korea Electric Power Corporation	KEPCO for Power Company	Debt guarantees	USD 60,000	Riyad bank
		Other performance guarantees	USD 70,000	SMBC Seoul
Korea Western Power Co., Ltd.	Cheongna Energy Co., Ltd.	Collateralized money invested	KRW 37,781	Kookmin Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Western Power Co., Ltd.	Xe-Pian Xe-Namnoy Power Co., Ltd.	Collateralized money invested	KRW 126,621	Krung Thai Bank
		Impounding bonus guarantees (*11)	USD 5,000	SK Eco Plant Co., Ltd.
Korea Western Power Co., Ltd.	Rabigh Operation & Maintenance Company Limited	Performance guarantees and others	SAR 11,200	National Bank of Kuwait
Korea Western Power Co., Ltd.	Daegu Photovoltaic Co., Ltd.	Collateralized money invested	KRW 2,322	Korea Development Bank
Korea Western Power Co., Ltd.	Dongducheon Dream Power Co., Ltd.	Collateralized money invested (*5)	KRW 53,033	Kookmin Bank and others
		Debt guarantees	KRW 20,300	Hanyang Securities
Korea Western Power Co., Ltd.	PT. Mutiara Jawa	Collateralized money invested	KRW 3,988	Woori Bank
Korea Western Power Co., Ltd.	Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Collateralized money invested	KRW 291	Nonghyup Bank
Korea Western Power Co., Ltd.	Shin Pyeongtaek Power Co., Ltd.	Collateralized money invested	KRW 137,190	Kookmin Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Western Power Co., Ltd.	Haemodum Solar Co., Ltd.	Collateralized money invested	KRW 3,061	Nonghyup Bank
Korea Western Power Co., Ltd.	Muan Solar Park Co., Ltd.	Collateralized money invested	KRW 5,361	IBK and others
Korea Western Power Co., Ltd.	Anjwa Smart Farm & Solar City Co., Ltd.	Collateralized money invested	KRW 7,314	Hana Bank and others
Korea Western Power Co., Ltd.	Seoroseoro Sunny Power Plant Co., Ltd.	Collateralized money invested	KRW 938	Hana Bank and others

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to the related parties as of March 31, 2024 are as follows, continued:

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Creditor
Korea Western Power Co., Ltd.	YuDang Solar Co., Ltd.	Collateralized money invested	KRW 538	Hana Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Western Power Co., Ltd.	Hapcheon Floating Photovoltaic Power Plant Inc.	Collateralized money invested	KRW 10,208	Nonghyup Bank and others
Korea Western Power Co., Ltd.	Yeongwol Eco Wind Co., Ltd.	Collateralized money invested	KRW 1,774	Hana Bank and others
Korea Western Power Co., Ltd.	Gurae Resident Power Co., Ltd.	Collateralized money invested	KRW 372	Hana Bank and others
Korea Western Power Co., Ltd	Gunsan Land Solar Co., Ltd.	Collateralized money invested	KRW 22,673	Hana Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Western Power Co., Ltd	Seobusambo highway photovoltaics Co., Ltd.	Collateralized money invested	KRW 3,344	Hana Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Western Power Co., Ltd	Eumseong Eco Park Co., Ltd.	Collateralized money invested	KRW 9,239	Kyobo Life Insurance Co., Ltd. and others
Korea Western Power Co., Ltd	PungBack Wind Farm Corporation	Collateralized money invested	KRW 8,856	Hanwha Life Insurance Co., Ltd. and others
Korea Western Power Co., Ltd	Wadi Noor Solar Power Company SAOC	Loan payment guarantee	USD 54,855	DBS Bank
Korea East-West Power Co., Ltd.	Busan Shinho Solar Power Co., Ltd.	Collateralized money invested	KRW 6,208	Korea Development Bank and others
Korea East-West Power Co., Ltd.	Seokmun Energy Co., Ltd.	Collateralized money invested	KRW 16,321	Kookmin Bank and others
		Guarantees for supplemental funding (*1)	—
Korea East-West Power Co., Ltd.	Chun-cheon Energy Co., Ltd.	Collateralized money invested	KRW 35,859	Kookmin Bank and others
		Guarantees for supplemental funding (*1)	KRW 90,800
Korea East-West Power Co., Ltd.	Honam Wind Power Co., Ltd.	Collateralized money invested	KRW 4,519	Shinhan Bank and others
Korea East-West Power Co., Ltd.	GS Donghae Electric Power Co., Ltd.	Collateralized money invested	KRW 264,450	Korea Development Bank and others
Korea East-West Power Co., Ltd.	Yeonggwangbaeksu Wind Power Co., Ltd.	Collateralized money invested	KRW 3,492	Kookmin Bank and others
Korea East-West Power Co., Ltd.	Yeonggwang Wind Power Co., Ltd.	Collateralized money invested	KRW 23,062	KDB Capital Corporation and others
Korea East-West Power Co., Ltd.	Daesan Green Energy Co., Ltd.	Collateralized money invested	KRW 23,894	IBK
		Guarantees for supplemental funding (*1)	—
Korea East-West Power Co., Ltd.	Taebaek Gadeoksan Wind Power Co., Ltd.	Collateralized money invested	KRW 17,467	Hana Bank and others
Korea East-West Power Co., Ltd.	PT. Tanjung Power Indonesia	Other guarantees	USD 3,150	PT. Adaro Indonesia
		Guarantees for supplemental funding (*1)	—	Sumitomo mitsui banking and others
		Collateralized money invested	KRW 96,455	MUFG and others
Korea East-West Power Co., Ltd.	South Jamaica Power Company Limited	Performance guarantees (*14)	USD 14,400	Hana Bank
		Collateralized money invested	KRW 44,993	JCSD Trustee Services Limited and others
Korea East-West Power Co., Ltd.	DE Energia SpA	Collateralized money invested	KRW 10,135	Mirae Asset Securities Co., Ltd. and others
		Collateralized loans	USD 5,728
		Payment guarantees (*7)	USD 959	Hana Bank
Korea East-West Power Co., Ltd.	Bitsolar Energy Co., Ltd.	Collateralized money invested	KRW 352	Mirae Asset Life Insurance Co., Ltd. and others
Korea East-West Power Co., Ltd.	Cheongju Eco Park Co., Ltd.	Collateralized money invested	KRW 10,182	Kyobo Life Insurance Co., Ltd. and others
Korea East-West Power Co., Ltd.	Busan Industrial Solar Power Co., Ltd.	Collateralized money invested	KRW 1,025	Shinhan Bank and others

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to the related parties as of March 31, 2024 are as follows, continued:

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Creditor
Korea East-West Power Co., Ltd.	Yangyang Wind Power Co., Ltd.	Collateralized money invested	KRW 10,886	Hana Bank and others
		Guarantees for supplemental funding (*1)	—
Korea East-West Power Co., Ltd.	KPE Green Energy Co., Ltd.	Collateralized money invested	KRW 7,875	Hana Bank and others
Korea East-West Power Co., Ltd.	Goheung New Energy Co., Ltd.	Collateralized money invested	KRW 4,423	Woori Bank and others
Korea East-West Power Co., Ltd.	Seungmun Green Energy	Collateralized money invested	KRW 10,574	Hana Bank and others
Korea East-West Power Co., Ltd.	Yanggu Floating Photovoltaic Power Plant Inc.	Collateralized money invested	KRW 757	Korea Development Bank
Korea East-West Power Co., Ltd.	Hoenggye Renewable Energy Co., Ltd.	Collateralized money invested Guarantees for supplemental funding (*1)	KRW 2,375 —	IBK
Korea East-West Power Co., Ltd.	Kumyang Eco Park Co., Ltd.	Collateralized money invested Guarantees for supplemental funding (*1)	KRW 1,430 —	Woori Bank and others
Korea Southern Power Co., Ltd.	KNH Solar Co., Ltd.	Collateralized money invested	KRW 3,138	Shinhan Bank and others
		Performance guarantees and guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Daeryun Power Co., Ltd.	Collateralized money invested	KRW 28,089	Korea Development Bank and others
Korea Southern Power Co., Ltd.	Daegu Green Power Co., Ltd.	Collateralized money invested	KRW 28,281	Shinhan Bank and others
		Performance guarantees	—
Korea Southern Power Co., Ltd.	Kelar S.A.	Performance guarantees Payment guarantees (*12)	USD 33,930 USD 11,707	Hana Bank, MUFG Hana Bank
Korea Southern Power Co., Ltd.	Daehan Wind Power PSC	Performance guarantees	USD 1,800	Shinhan Bank
		Payment guarantees (*6)	USD 2,000	Hana Bank
		Collateralized money invested	KRW 18,321	Standard Chartered
Korea Southern Power Co., Ltd.	Pyeongchang Wind Power Co., Ltd.	Collateralized money invested	KRW 12,012	Woori Bank, Shinhan Bank and others
		Performance guarantees	—
Korea Southern Power Co., Ltd.	Taebaek Guinemi Wind Power Co., Ltd.	Collateralized money invested	KRW 13,780	IBK
Korea Southern Power Co., Ltd.	Samcheok Eco Materials Co., Ltd.	Payment guarantees (*2) Performance guarantees (*15)	— —	SEM Investment Co., Ltd.
Korea Southern Power Co., Ltd.	Solaseado Solar Power Co., Ltd.	Collateralized money invested	KRW 13,521	Kookmin Bank and others
Korea Southern Power Co., Ltd.	Naepo Green Energy Co., Ltd.	Collateralized money invested	KRW 21,073	IBK and others
		Guarantees for supplemental funding (*1)	KRW 30,000
Korea Southern Power Co., Ltd.	Omisan Wind Power Co., Ltd.	Collateralized money invested Performance guarantees and guarantees for supplemental funding (*1)	KRW 10,198 —	Shinhan Bank and others
Korea Southern Power Co., Ltd.	Geumsungsan Wind Power Co., Ltd.	Collateralized money invested	KRW 6,665	Kookmin Bank and others
Korea Southern Power Co., Ltd.	HORANG ENERGY Inc.	Collateralized money invested	KRW 4,096	Woori Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Haman Green Energy Co., Ltd.	Collateralized money invested Guarantees for supplemental funding (*1)	KRW 2,915 —	Hana Bank and others
Korea Southern Power Co., Ltd.	Jeongeup Green Power Co., Ltd.	Collateralized money invested Guarantees for supplemental funding (*1)	KRW 9,530 —	Mirae Asset Securities Co., Ltd.
KOSPO Power Services Ltda.	Kelar S.A.	Performance guarantees	USD 1,316	Scotia bank
KOSPO Chile SpA	Kelar S.A.	Collateralized money invested	KRW 135,284	Export-Import Bank of Korea and others
KOSPO Chile SpA	Chester Solar I SpA	Collateralized money invested	KRW 992	IBK
KOSPO Chile SpA	Chester Solar IV SpA	Collateralized money invested	KRW 158	IBK
KOSPO Chile SpA	Chester Solar V SpA	Collateralized money invested	KRW 98	IBK
KOSPO Chile SpA	Diego de Almagro Solar SpA	Collateralized money invested	KRW 441	IBK
KOSPO Chile SpA	Laurel SpA	Collateralized money invested	KRW 398	IBK
Korea Midland Power Co., Ltd.	YeongGwang Yaksu Wind Electric Co., Ltd.	Collateralized money invested	KRW 158	IBK and others
Korea Midland Power Co., Ltd.	Hyundai Green Power Co., Ltd.	Collateralized money invested	KRW 115,170	Korea Development Bank and others
Korea Midland Power Co., Ltd.	PT. Cirebon Electric Power	Debt guarantees	USD 3,355	Mizuho Bank
Korea Midland Power Co., Ltd.	PT Wampu Electric Power	Debt guarantees	USD 5,473	PT. Bank KB Bukopin
Korea Midland Power Co., Ltd.	Green Energy Electricity Generation Co., Ltd.	Collateralized money invested	—	IBK
		Guarantees for supplemental funding (*1)	—	IBK and others
Korea Midland Power Co., Ltd.	Yaksu ESS Co., Ltd.	Collateralized money invested	KRW 323	IBK
Korea Midland Power Co., Ltd.	Gwangbaek Solar Power Investment Co., Ltd.	Collateralized money invested	KRW 5,149	Kyobo Life Insurance Co., Ltd. and others
Korea Midland Power Co., Ltd.	Muan Sunshine Solar Power Plant Co., Ltd.	Collateralized money invested	KRW 2,106	IBK
Korea Midland Power Co., Ltd.	Goesan Solar park Co., Ltd.	Collateralized money invested	KRW 2,815	IBK

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to the related parties as of March 31, 2024 are as follows, continued:

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Creditor
Korea Midland Power Co., Ltd.	Bitgoel Eco Energy Co., Ltd.	Collateralized money invested	KRW 4,901	IBK and others
		Guarantees for supplemental funding (*1)	—
Korea Midland Power Co., Ltd.	Energyco Co., Ltd.	Collateralized money invested	KRW 2,033	Nonghyup Bank
Korea Midland Power Co., Ltd.	Jeju Gimnyeong Wind Power Co., Ltd.	Collateralized money invested	KRW 480	Nonghyup Bank
Korea Midland Power Co., Ltd.	Dongbu Highway Solar Co., Ltd.	Collateralized money invested	KRW 394	Shinhan Bank
Korea Midland Power Co., Ltd.	Seobu Highway Solar Co., Ltd.	Collateralized money invested	KRW 462	Shinhan Bank
Korea Midland Power Co., Ltd.	Yeongyang Wind Power Corporation II	Collateralized money invested	KRW 10,634	Korea Development Bank and others
Korea Midland Power Co., Ltd.	Haeparang Energy Co., Ltd.	Collateralized money invested	KRW 2,105	Templeton hana asset management Co., Ltd.
		Guarantees for supplemental funding (*1)	—
Korea Midland Power Co., Ltd.	Saemangeum Sebit Power Plant Co., Ltd.	Collateralized money invested	KRW 27,098	IBK and others
Korea Midland Power Co., Ltd.	Yeomsubong Wind Power Co., Ltd.	Collateralized money invested	KRW 917	Korea Development Bank
		Guarantees for supplemental funding (*1)	—
Korea South-East Power Co., Ltd.	Boim Combined Heat and Power Generation Co., Ltd.	Collateralized money invested (*3)	—	IBK
		Guarantees for supplemental funding and others (*1,4)	KRW 76,800	NH investment & securities Co., Ltd. and others
Korea South-East Power Co., Ltd.	RES Technology AD	Collateralized money invested	KRW 14,401	UniCredit Bulbank and others
Korea South-East Power Co., Ltd.	ASM-BG Investicii AD	Collateralized money invested	KRW 14,989	UniCredit Bulbank and others
Korea South-East Power Co., Ltd.	Expressway Solar-light Power Generation Co., Ltd.	Collateralized money invested (*1)	KRW 4,965	Woori Bank
Korea South-East Power Co., Ltd.	Goseong Green Power Co., Ltd.	Collateralized money invested	KRW 275,162	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	Gangneung Eco Power Co., Ltd.	Collateralized money invested	KRW 249,929	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	PND Solar Co., Ltd.	Collateralized money invested	KRW 1,556	IBK
Korea South-East Power Co., Ltd.	Hyundai Eco Energy Co., Ltd.	Collateralized money invested	KRW 7,139	Samsung Life Insurance and others
Korea South-East Power Co., Ltd.	Jaeun Resident Wind Power Plant Co., Ltd.	Collateralized money invested	KRW 2,052	IBK
Korea South-East Power Co., Ltd.	Chungsongmeon BongSan wind power Co., Ltd.	Collateralized money invested	KRW 2,573	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	Yeongam Solar Power Co., Ltd.	Collateralized money invested	KRW 8,666	Kookmin Bank and others
Korea South-East Power Co., Ltd.	Samsu Wind Power Co., Ltd.	Collateralized money invested	KRW 2,753	Shinhan Bank and others
Korea South-East Power Co., Ltd.	Saemangeum Heemang Photovoltaic Co., Ltd.	Collateralized money invested	KRW 14,177	Woori Bank and others
Korea South-East Power Co., Ltd.	Nepal Water & Energy Development Company Private Limited	Collateralized money invested	USD 97,105	International Finance Corporation and others
		Business reserve payment guarantee	USD 33,333
Korea South-East Power Co., Ltd.	Santiago Solar Power SpA	Debt guarantees (*8)	USD 8,000	Nonghyup Bank and others

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to the related parties as of March 31, 2024 are as follows, continued:

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Creditor
Korea Hydro & Nuclear Power Co., Ltd.	Noeul Green Energy Co., Ltd.	Collateralized money invested	—	Hana Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Busan Green Energy Co., Ltd.	Collateralized money invested	KRW 2,862	Shinhan Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Go deok Clean Energy Co., Ltd.	Collateralized money invested	KRW 7,869	Kookmin Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Cheong-Song Noraesan Wind Power Co., Ltd.	Collateralized money invested	KRW 3,396	Woori Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Gwangyang Green Energy Co., Ltd.	Collateralized money invested	KRW 24,573	Shinhan Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Gangneung Sacheon Fuel Cell Co., Ltd.	Collateralized money invested	KRW 6,802	Hana Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Chuncheon Green Energy Co., Ltd.	Collateralized money invested Guarantees for supplemental funding (*1)	KRW 14,303 —	Hana Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Yangyang Suri Wind Power Co., Ltd.	Collateralized money invested	KRW 10,069	Kookmin Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Bigeum Resident Photovoltaic Power Co., Ltd.	Collateralized money invested	—	Kookmin Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Songsan Green Energy Co., Ltd.	Collateralized money invested	KRW 8,288	Hana Bank
Korea Hydro & Nuclear Power Co., Ltd.	Changwon Nu-ri Energy Co., Ltd.	Collateralized money invested	KRW 8,013	Hana Bank
Korea Hydro & Nuclear Power Co., Ltd.	KAS INVESTMENT I LLC	Payment guarantees (*13)	USD 9,770	WOORI AMERICA BANK
Korea Hydro & Nuclear Power Co., Ltd.	KAS INVESTMENT II LLC	Payment guarantees (*13)	USD 9,730	WOORI AMERICA BANK

(*1)	The Group guarantees to provide supplemental funding for business with respect to excessive business expenses or insufficient repayment of borrowings.

(*2)

Samcheok Eco Materials Co., Ltd., an associate of the Group has issued the hybrid bonds. If the bonds are not repaid by December 8, 2026, the parent company and shareholders except the parent company must purchase the bonds from the acquirer. As of March 31, 2024, derivative liabilities of ~~W~~18,753 million were recognized in relation to this obligation.

(*3)

The Group recognized an impairment loss on all of the equity securities of Boim Combined Heat and Power Generation Co., Ltd. before the prior year, and the acquisition cost of the securities provided as collateral is ~~W~~47,067 million.

(*4)

Pursuant to the guarantee agreement, the Group recognized other provisions of ~~W~~8,036 million as the possibility of economic benefit outflow to fulfill the obligation was deemed probable and the amount could be reasonably estimated.

(*5)	The common stocks of Dongducheon Dream Power Co., Ltd. held by the Group were pledged as collateral.

(*6)	The Group provided a payment guarantee to Jordan Tafila wind power project for opening L/C for Debt Service Reserve Account (DSRA).

(*7)	This includes a guarantee related to L/C for debt repayment allowance provided to DE Energia SpA, a joint venture of the Group.

(*8)	The Group has issued a guaranteed letter of credit in the amount of USD 8,000 thousand under the interlender loan agreement with Santiago Solar Power SpA.

(*9)	The credit limits of guarantees to RE Holiday Holdings LLC include the credit limits of guarantees to their subsidiaries.

(*10)

The Group, together with other shareholders, has provided a guarantee for the project financing of Pulau Indah Power Plant Sdn. Bhd., by establishing the right of pledge on the shares of Pulau Indah Power Plant Sdn. Bhd. As of March 31, 2024, the book value of the securities is ~~W~~40,491 million.

(*11)

Xe-Pian Xe-Namnoy Power Co., Ltd., an associate of the Group, has entered a contract to pay an incentive type of impounding bonus to SK Eco Plant Co., Ltd. when the Xe-Pian Xe-Namnoy Dam is completed. If Xe-Pian Xe-Namnoy Power Co., Ltd. fails to pay SK Eco Plant Co., Ltd., the Group guarantees the payment, and the amount is USD 5,000 thousand.

(*12)	The Group provided a payment guarantee to Chile Kelar project for opening L/C for Debt Service Reserve Account (DSRA), and others.
(*13)	The credit limits of guarantees to KAS INVESTMENT I LLC, KAS INVESTMENT II LLC include the credit limits of guarantees to their subsidiaries.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to the related parties as of March 31, 2024 are as follows, continued:

(*14)

This is an L/C opening guarantee for the performance of each contract in relation to the power sales contract and gas supply contract of South Jamaica Power Company Limited, a joint venture of the Group.

(*15)

The Group has entered into an agreement to settle and pay the estimated loss amount in case damages occur in relation to the fulfillment of the mandatory supply volume according to the mandatory supply agreement for coal ash.

(8)	Guarantees received from the related parties as of March 31, 2024 are as follows:

In millions of won
Primary Guarantor	Type of guarantees	Credit limit
KAPES, Inc.	Defect guarantees	~~W~~	17,808
	Performance guarantees		6,229
	Advance payment guarantee		135,598

(9)	Derivatives transactions with the related parties as of March 31, 2024 are as follows:

(i) Currency Swap

In millions of won and thousands of foreign currencies except contract exchange rate information
Counterparty	Contract year	Contract amounts			Contract interest rate per annum		Contract exchange rate (in won)
		Pay		Receive	Pay	Receive
Korea Development Bank	2019~2024	~~W~~	177,600	USD 150,000	1.24%	2.50%	~~W~~	1,184.00
	2020~2025		241,320	USD 200,000	0.54%	1.13%		1,206.60
	2021~2026		118,170	USD 100,000	1.11%	1.13%		1,181.70
	2022~2026		283,820	USD 200,000	4.67%	5.38%		1,419.10
	2022~2028		283,820	USD 200,000	5.12%	5.50%		1,419.10
	2023~2026		256,000	USD 200,000	4.04%	5.38%		1,280.00
	2024~2027		864,890	USD 650,000	3.53%	4.88%		1,330.60
	2015~2025		111,190	USD 100,000	2.62%	3.25%		1,111.90
	2017~2027		111,610	USD 100,000	2.31%	3.13%		1,116.10
	2018~2028		108,600	HKD 800,000	2.69%	3.35%		135.75
	2019~2027		119,978	CHF 100,000	1.43%	0.05%		1,199.78
	2021~2026		111,400	USD 100,000	0.93%	1.25%		1,114.00
	2022~2027		262,000	USD 200,000	3.63%	4.25%		1,310.00
	2024~2028		257,880	USD 200,000	3.80%	5.00%		1,289.40
	2024~2028		128,940	USD 100,000	3.69%	5.00%		1,289.40
	2020~2026		118,910	USD 100,000	0.61%	1.00%		1,189.10
	2021~2026		114,230	USD 100,000	1.27%	1.25%		1,142.30
	2022~2027		123,710	USD 100,000	3.41%	3.63%		1,237.10
	2022~2025		128,560	USD 100,000	3.37%	4.13%		1,285.60
	2020~2025		122,780	USD 100,000	0.93%	1.75%		1,227.80
	2022~2025		252,360	USD 200,000	2.83%	3.60%		1,261.80
	2023~2028		129,500	USD 100,000	3.85%	4.88%		1,295.00

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

46.	Related Parties, Continued

(9)	Derivatives transactions with the related parties as of March 31, 2024 are as follows, continued:

(ii) Currency forward

In millions of won and thousands of foreign currencies except contract exchange rate information
Counterparty	Contract date	Maturity date	Contract amounts			Contract exchange rate (in won)
			Pay		Receive
Korea Development Bank	2024.02.29	2024.04.02	~~W~~	13,323	USD 10,000	~~W~~	1,332.30
	2024.01.25	2024.04.08		10,645	USD 8,000		1,330.60

(10)

The Group considers all standing directors of the Board who serve as executive officers responsible for planning, operations and/or control of business activities, as key management personnel, except a standing director who is a member of the Audit Committee. The Group recorded salaries and other compensations related to the key management personnel as follows:

In millions of won
Type	March 31, 2024		March 31, 2023
Salaries	~~W~~	221	225
Retirement benefits		2	15

	~~W~~	223	240

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

47.	Statement of Cash Flows

(1)	Significant non-cash transactions for each of the three-month periods ended March 31, 2024 and 2023 are as follows:

In millions of won
Transactions	March 31, 2024		March 31, 2023
Transfer from construction-in-progress to other assets	~~W~~	1,553,498	2,425,036
Recognition of asset retirement cost and related provision for decommissioning costs		198,945	65,242
Transfer from provision for disposal of used nuclear fuel to accrued expenses		243,424	102,165
Transfer from long-term borrowings and debt securities to current portion of long-term borrowings and debt securities		8,009,938	4,081,110
Transfer from inventory to stored nuclear fuel		391,967	260,804
Recognition of right-of-use assets and others		31,841	19,436

(2)	Changes in liabilities incurred from financing activities for each of the three-month periods ended March 31, 2024 and 2023 are as follows:

In millions of won	March 31, 2024
				Non-cash changes
	Beginning balance		Cash flows	Increase	Effect of exchange rate fluctuations and others	Ending balance
Borrowings and debt securities	~~W~~	133,631,830	(3,950,651)	—	751,705	130,432,884
Lease liabilities		3,807,880	(184,957)	41,443	111,643	3,776,009

	~~W~~	137,439,710	(4,135,608)	41,443	863,348	134,208,893

In millions of won	March 31, 2023
				Non-cash changes
	Beginning balance		Cash flows	Increase	Effect of exchange rate fluctuations and others	Ending balance
Borrowings and debt securities	~~W~~	120,605,365	5,230,068	—	485,474	126,320,907
Lease liabilities		4,163,143	(163,649)	20,232	86,406	4,106,132

	~~W~~	124,768,508	5,066,419	20,232	571,880	130,427,039

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

48.	Commitments for Expenditure

(1)	The commitments for acquisition of property, plant and equipment as of March 31, 2024 and December 31, 2023 are as follows:

In millions of won	March 31, 2024			December 31, 2023
Contracts	Commitment amounts		Remaining liability balances	Commitment amounts	Remaining liability balances
Purchase of cable (PVC, 1C, 2000SQ) 153,000M and others (Shin-Bupyung-Youngseo)	~~W~~	57,226	417	57,226	417
Purchase of cable (PVC, 1C, 2500SQ) 103,374M and others (Bukdangjin-Shin-Tangjung)		51,796	4,141	51,796	20,661
Purchase of GIS (362kV, 6300A, 63kA) 23CB – Youngseo S/S		37,168	15,109	37,168	15,109
Purchase of GIS (362kV, 6300A, 63kA) 27CB – Kwangyang S/S		37,744	140	37,744	140
Purchase of cable (PVC, 1C, 2500SQ) 100,548M and others (Kyungin Construction)		58,271	746	58,271	746
Purchase of GIS (362kV, 6300A, 63kA) 25CB – Migeum S/S		35,282	17,392	35,136	20,370
Purchase of cable (PVC, 1C, 2000SQ) 5,862M and others (Baekun-Gwangyanghang)		35,016	703	35,016	703
Purchase of steel pipe tower (154kV, Class 2) 4,573.8ton (Unnam-Anjwa switching station)		112,435	104,705	16,873	13,624
Purchase of GIS (362KV, 6300A, 63KA) Type 19 – Shinyangsan S/S		32,460	2,440	32,460	5,635
Purchase of cable (PVC, 1C, 2500SQ) 57,868M and others (Goduk-Seoansung)		40,937	654	40,937	654
Purchase of cable (PVC, 1C, 2000SQ) 87,732M and others (Eulwangboonki)		36,446	1,015	36,446	1,015
Purchase of GIS (362KV,6300A,63KA) Type 18 – Wolsung S/Y		33,873	26,742	32,090	26,742
System stabilization ESS equipment (Bubuk S/S) Type 1		222,300	47,062	222,300	145,014
System stabilization ESS equipment (Shinnamwon S/S) Type 1		211,500	43,333	211,500	130,169
System stabilization ESS equipment (Yeongcheon S/S) Type 1		73,104	18,604	73,104	18,604
Concrete pole (10M, general purpose, 500KGF) 111,000 ea and four other equipments		67,516	34,858	67,996	39,971
Advanced EType low voltage electronic watt-hour meter 1,311,552 ea		36,103	—	36,103	—
System stabilization ESS equipment (Yesan S/S) Type 1		56,403	12,095	56,403	12,095
System stabilization ESS equipment (Hamyang S/S) Type 1		35,697	12,958	35,609	12,870
Concrete pole (10M, general purpose, 500KGF) 90,000 ea and four other equipment		61,062	58,273	—	—
Purchase of cable (PVC, 1C, 2500SQ) 53,856M and others (Shinchungjuboonki)		32,474	32,474	—	—
Purchase of GIS (362KV,6300A,63KA) Type 31 – East Seoul S/S		39,060	39,060	—	—
Construction of Saeul Units (#3,4)		9,800,424	738,060	9,800,424	1,113,349
Construction of Shin-Hanul Units (#1,2) (*)		10,636,951	—	10,592,760	—
Construction of Shin-Hanul Units (#3,4)		11,680,361	10,708,205	11,680,361	10,935,737
Other 30 contracts		1,572,914	1,098,575	1,631,574	1,133,467
Purchase of equipments for the construction project of Boryeong indoor coal storage yard		335,332	262,860	334,932	279,920
Purchase of main machine for Boryeong New Complex Unit 1		281,600	195,744	281,600	228,053
Boryeong New Complex Unit 1 Construction Project		186,358	175,354	186,358	186,358
Service of designing Taean Units (#9,10)		112,909	12,468	112,909	12,468
Purchase of gas turbine and turbine equipment of Gimpo combined heat & power plant		123,495	15,603	123,495	15,603
Purchase of steam turbine, HRSG and POWER BLOCK of Gimpo combined heat & power plant		220,864	214	220,864	214
Construction of Gimpo combined heat & power plant		211,372	13,960	211,372	13,960
Purchase of gas turbines, steam turbines, and accessories for Gumi natural gas power plant		198,029	192,747	197,983	193,578
Purchase of heat recovery boiler and accessories for Gumi natural gas power plant		65,918	44,339	65,918	45,299

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

48.	Commitments for Expenditure, Continued

(1)	The commitments for acquisition of property, plant and equipment as of March 31, 2024 and December 31, 2023 are as follows, continued:

In millions of won	March 31, 2024			December 31, 2023
Contracts	Commitment amounts		Remaining liability balances	Commitment amounts	Remaining liability balances
Construction of Gumi natural gas power plant	~~W~~	208,820	150,441	210,393	173,350
Installation of natural gas supply facility at Gumi natural gas power plant		70,620	52,999	70,620	61,799
Construction of Gongju natural gas power plant		203,849	203,849	—	—
Installation of natural gas main machine and accessories at Gongju natural gas power plant		301,165	301,165	—	—
Purchase of coal handling machine for construction of Samcheok Units (#1,2)		315,756	5,813	312,150	5,682
Purchase of main equipment for Namjeju		140,144	—	140,144	3
Purchase of main equipment for Shin-Sejong combined thermal power plant		234,392	7,425	234,392	8,342
Purchase of Hadong thermal power indoor carboniferous plant		167,259	46,814	167,259	48,495
Purchase of phase 2 power generation facility for Yeongwol fuel cells		88,428	—	86,350	219
Purchase of fuel cell power generation facilities for the fifth stage of Shinincheon headquarters		82,395	15,300	81,960	18,290

(*)

As of March 31, 2024, the commitment amounts include the value of Shin-Hanul Unit #1, construction of which has completed during the year ended December 31, 2022. In addition, Shin-Hanul Unit #2 is in commissioning as of March 31, 2024 and has commenced its commercial operation on April 5, 2024.

(2)	As of March 31, 2024, details of contracts for inventory purchase commitment are as follows:

Type	Periods	Contracted quantity
Concentrate	2024 ~ 2033	22,282 Ton U3O8
Conversion	2024 ~ 2030	14,391 Ton U
Enrichment	2024 ~ 2035	26,943 Ton SWU

In addition, the contracted quantity of the molded uranium between Korea Hydro & Nuclear Power Co., Ltd. and KEPCO Nuclear Fuel Co., Ltd., which are subsidiaries of the Group, is 817 Ton U (contract periods: 2023 ~ 2031).

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

49.	Contingencies and Commitments

(1)	Ongoing litigations and arbitrations related with contingent liabilities and contingent assets as of March 31, 2024 and December 31, 2023 are as follows:

In millions of won	March 31, 2024			December 31, 2023
	Number of cases	Amount		Number of cases	Amount
As the defendant	678	~~W~~	706,410	666	~~W~~	805,227
As the plaintiff	269		660,997	268		571,593

As of March 31, 2024, there are 3 ongoing litigations and 1 arbitration case between consolidated entities.

1)	The Group is the defendant against a number of litigations. The following is ongoing litigation pertaining to the Group which can potentially be significant:

There are multiple ongoing litigations against the Group related to ordinary wages, requesting payment of unpaid wages. The Group believes that the possibility of the outflow of economic benefits is probable on the ongoing and the expected litigations. Accordingly, the Group recognized ~~W~~39,065 million as litigation provisions in relation to the litigation as of March 31, 2024.

2)	There are 19 arbitration cases pertaining to the Group as of March 31, 2024 and the significant arbitration cases are as follows:

i)

The Group filed an arbitration application with Westinghouse Electric Company LLC to Korean Commercial Arbitration Board, requesting to confirm whether the Group is subject to nuclear power plant export control procedures or not. As of the March 31, 2024, the Group has not recognized any provision because the amount and timing of economic benefit outflow cannot be reasonably estimated.

ii)

The Group filed an arbitration application to Korean Commercial Arbitration Board in relation to the insufficient operation performance of Sinseongnam Substation (345kV) STATCOM (reactive power compensation system for voltage stabilization in metropolitan area), but cannot reasonably estimate whether the inflow of economic benefits is probable as a result of the arbitration as of March 31, 2024.

iii)

Hitachi Energy Sweden filed an arbitration against the Group regarding the request for additional payment due to the increase in capacity of some facilities and the withdrawal of liquidated damage in relation to Shin Young-ju and Shin Jecheon substation TCSC construction projects. The Group has not recognized any provision because the amount and timing of economic benefit outflow cannot be reasonably estimated as of March 31, 2024.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

49.	Contingencies and Commitments, Continued

(2)	Guarantees of payments and commitments provided to other companies as of March 31, 2024 are as follows:

1)

The Group has provided the syndicate of lenders of PT Indo Raya Tenaga, the business corporation of PT Barito Wahana Tenaga, a guarantee by establishing the right of pledge on the shares of PT Barito Wahana Tenaga for project financing of PT Barito Wahana Tenaga as of March 31, 2024.

2)

The Group has outstanding borrowings with a limit of USD 275,600 thousand from its creditors such as International Finance Corporation. Regarding the borrowing contract, the Group has guaranteed capital contribution of USD 69,808 thousand and additional contribution up to USD 19,000 thousand for contingencies, if any. The Group provides a payment guarantee up to USD 2,777 thousand to Central Power Purchasing Agency Guarantee Ltd., a purchaser of power, in case of delay in completion or failure to meet contract capacity after completion. In relation to this financial agreement, the Group is providing its entire shares in Mira Power Limited and business-related PP&E as collateral to the lenders.

3)

The Group has provided USD 6,085 thousand for a debt guarantee to Export-Import Bank of Korea, BNP Paribas and ING Bank, to guarantee the payment of debt related to hydroelectric power business of Tanggamus, Indonesia.

4)	The Group has provided USD 5,473 thousand for a debt guarantee to PT. Bank KB Bukopin, to guarantee the payment of debt in relation to hydroelectric power business of Wampu, Indonesia.

5)

The Group has provided RBC Community Investments Impact Renewables HoldCo-1, LLC a performance guarantee regarding weatherization in relation with tax investors up to USD 3,000 thousand for the of the power plant construction for Concho Valley solar power project in the United States.

6)

The Group has provided EUR 7,031 thousand for a performance guarantee to Microsoft through Kookmin Bank, to guarantee the implementation of the power plant construction for Guba Buget wind power project in Sweden.

7)	The Group has provided Axia Power Holdings B.V. and others a performance guarantee up to USD 54,000 thousand for the implementation of Cirebon thermal power generation project in Indonesia.

8)	The Group has provided USD 54,000 thousand for a performance guarantee to PT. Cirebon Electric Power, to guarantee the Cirebon coal-fired power plant operation and maintenance project in Indonesia.

9)	The Group has provided USD 3,355 thousand for the guarantee of debt repayment reserves of PT. Cirebon Electric Power’s Indonesia Cirebon power plant project to Mizuho Bank, Ltd. through Nonghyup Bank.

10)	The Group has provided PT Perusahaan Listrik Negara a performance guarantee up to IDR 35,588,165 thousand for the implementation of Tanjung Jati power plant operation project in Indonesia.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

March 31, 2024 and 2023 (Unaudited)

49.	Contingencies and Commitments, Continued

(2)	Guarantees of payments and commitments provided to other companies as of March 31, 2024 are as follows, continued:

11)

The Group has provided USD 30,000 thousand for a performance guarantee to Morgan Stanley Capital Group Inc., to guarantee the electricity purchase contract in relation to photovoltaic power generation project in USA.

12)	The Group has provided Morgan Stanley Renewables Inc. a guarantee up to USD 70,000 thousand for the fulfillment of subscription obligation regarding photovoltaic power generation project in USA.

13)	The Group has provided Kookmin Bank a debt guarantee up to USD 40,000 thousand to guarantee Equity Bridge Loan for Concho Valley solar business in the United States.

14)	The Group has provided Van Phong Power Company, Ltd. a performance guarantee up to USD 5,000 thousand for the operation maintenance project in Van Phong, Vietnam.

15)

The Group has provided RBC Community Investments Impact Renewables HoldCo-1, LLC a guarantee for up to USD 62,800 thousand for the fulfillment of subscription obligation regarding Concho Valley solar power project in the United States.

16)	The Group has provided PT Perusahaan Listrik Negara a performance guarantee up to USD 2,280 thousand for the operation maintenance project in Indonesia siborpa.

17)

As of March 31, 2024, Gunsan Land Solar Co., Ltd., a joint venture of the Group, has built and is operating a 99 MW photovoltaic power generation facility in the public water reclamation area in Osikdo-dong, Gunsan-si, Jeollabuk-do. The Group is obligated to ensure that Gunsan Land Solar Co., Ltd. can finance up to 80% of the total project cost with investments from citizen and provide a 7% return on the citizen who invested after the construction period is over according to the Shareholders’ agreement. In addition, when the investment from citizen fails to reach the target percentage of 80% and additional debts are collected for fulfill the target percentage, the Group is obligated to provide Gunsan-si the amount of 7% return on uncollected citizen investments estimated to be collected less the amount of additional debts collected instead.

18)	The Group has provided joint guarantee for ~~W~~1,641 million guarantee insurance contracted by Haetbyeotgil Sunlight Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

March 31, 2024 and December 31, 2023

49.	Contingencies and Commitments, Continued

(3)	Credit lines provided by financial institutions and others as of March 31, 2024 are as follows:

In millions of won and thousands of foreign currencies
Commitments	Financial institutions	Currency	Credit limit
Commitments on Bank-overdraft	Nonghyup Bank and others	KRW	2,260,500
Limit amount available for CP	Hana Bank and others	KRW	5,900,000
General Loan, etc.	Hana Bank and others	KRW	4,400,000
Limit amount available for card	Hana Bank and others	KRW	47,424
Loan limit	Korea Development Bank and others	KRW	2,699,745
	DBS Bank and others	USD	1,842,000
Certification of payment on payables from foreign country	Nonghyup Bank	USD	8,700
Certification of payment on L/C	Shinhan Bank and others	USD	1,167,202
	Kookmin Bank and others	EUR	37,666
Certification of Performance guarantee on contract	Hana Bank and others	KRW	143,273
	First Abu Dhabi Bank and others	USD	917,646
	Korea Development Bank and others	JPY	620,000
	Hana Bank	EUR	12,106
	Hana Bank	INR	44,872
	Hana Bank	OMR	6,250
	Hana Bank	SAR	4,151
Certification of bidding	Korea Software Financial Cooperative	KRW	223,671
	Hana Bank	USD	5,200
	Export-Import Bank of Korea	EUR	10,000
Advance payment bond, Warranty bond, Retention bond and others	Seoul Guarantee Insurance	KRW	57,670
	Hana Bank and others	USD	812,003
	Hana Bank and others	MXN	21,597
Others (*)	Nonghyup Bank and others	KRW	374,502
	Nonghyup Bank and others	USD	316,327
	Standard Chartered	AED	50
Secured loan of credit sales	Nonghyup Bank and others	KRW	271,000
Inclusive credit	Hana Bank	KRW	8,000
	Hana Bank and others	USD	135,000
Equity Bridge Loan Guarantee	Export-Import Bank of Korea and others	USD	1,764,555
Trade finance	DBS Bank and others	USD	870,000

(*)	As of March 31, 2024, the Group has entered into a credit extension agreement for derivatives transactions with Nonghyup Bank, Hana Bank, and Woori Bank as ancillary to currency swap transactions.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

March 31, 2024 and December 31, 2023

49.	Contingencies and Commitments, Continued

(4)	As of March 31, 2024, promissory notes and assets provided as collaterals or pledges to financial institutions by the Group are follows:

In millions of won and thousands of foreign currencies
Obligor	Creditor	Assets provided as security	Currency	Amount	Description
Mira Power Limited	International Finance Corporation and others	Property, plant and equipment and others	USD	275,600	Collateral for borrowings (*1)
Tamra Offshore Wind Power Co., Ltd.	Kyobo Life Insurance Co., Ltd. and others	Property, plant and equipment and others	KRW	171,600	Collateral for borrowings (*2)
Gyeonggi Green Energy Co., Ltd.	Korea Development Bank and others	Cash and cash equivalents and others	KRW	327,080	Collateral for borrowings (*2)
Commerce and Industry Energy Co., Ltd.	IBK and others	Property, plant and equipment and others	KRW	110,500	Collateral for borrowings (*2)
Jeongam Wind Power Co., Ltd.	KDB Capital Corporation and others	Cash and cash equivalents and others	KRW	230,259	Collateral for borrowings (*2)
Gyeongju Wind Power Co., Ltd.	Shinhan Bank and others	Property, plant and equipment and others	KRW	68,400	Collateral for borrowings (*2)
Korea Offshore Wind Power Co., Ltd.	Woori Bank and others	Property, plant and equipment and others	KRW	293,400	Collateral for borrowings (*2)
Qatrana Electric Power Company	The Islamic Development Bank and others	Finance lease receivable and property, plant and equipment and others	JOD	136,623	Collateral for borrowings (*1)
KST Electric Power Company, S.A.P.I. de C.V.	Export–Import Bank of Korea and others	Finance lease receivable and property, plant and equipment and others	USD	401,277	Collateral for debt securities (*1)
Incheon Fuel Cell Co., Ltd.	Kookmin Bank and others	Cash and cash equivalents and others	KRW	276,960	Collateral for borrowings (*2)
K-SOLAR SHINAN Co., Ltd.	Kyobo Life Insurance Co., Ltd. and others	Property, plant and equipment and others	KRW	329,736	Collateral for borrowings (*2)
KOSPO Youngnam Power Co., Ltd.	Shinhan Bank and others	Cash and cash equivalents and others	KRW	744,120	Collateral for borrowings (*2)
Jeju Hanlim Offshore Wind Co., Ltd.	Kookmin Bank and others	Property, plant and equipment and others	KRW	1,800	Collateral for borrowings (*2)
Western Power Changgi Solar Co., Ltd.	Samsung Life Insurance and others	Property, plant and equipment and others	KRW	58,500	Collateral for borrowings (*2)
J Wind First, LLC	Woori Bank	Trade receivable and others	KRW	55,000	Collateral for borrowings (*2)
Chitose Solar Power Plant LLC	Korea Development Bank	Property, plant and equipment and others	USD	134,289	Collateral for borrowings (*1)
Mangilao Intermediate Holdings LLC	Mizuho Bank	Trade receivable and others	USD	88,899	Collateral for borrowings (*1)

(*1)	This is based on the amount of loan commitment limit.
(*2)	As of March 31, 2024, the Group has established guarantees for pledge for transfer of rights of long-term borrowings, pledge for insurance claims, pledge for shares, etc.

The Group has ~~W~~1,197 million of project loans from the Korea Energy Agency as of March 31, 2024. The Group has provided a promissory note as a repayment guarantee.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

March 31, 2024 and December 31, 2023

49.	Contingencies and Commitments, Continued

(5)

The Group temporarily suspended operations of the Gangneung hydroelectric generating plant, with a carrying amount of ~~W~~61,991 million as of March 31, 2024, to improve the quality of water used in generating electricity. The expenses related to the suspension of operations of ~~W~~352 million and depreciation on the idle assets of ~~W~~910 million are recorded in other expenses for the three-month period ended March 31, 2024. Regarding the improvement of water quality, the results of damages compensation for the local residents cannot be reasonably estimated, and the Group is in negotiations with Gangneung City and related stakeholders to restart the Gangneung hydroelectric generating plant as of March 31, 2024.

(6)

As the government of the Republic of Korea announced the suspension of operation in Gaeseong Industrial District, it is uncertain if the Group can exercise the property rights for the Group’s facility in Gaeseong Industrial District as of March 31, 2024. The book value of facility is ~~W~~11,902 million and trade receivables related to the companies residing in Gaeseong Industrial District have been fully written-off. As of March 31, 2024, the Group cannot make reasonable estimation on whether assets will be recovered or utilized in regular way related thereto.

(7)	As of March 31, 2024, the Group owns land at 6171-1 Nuri-ri, Yeongi-myeon, Sejong Special Self-Governing City as PP&E with limited ownership, and its book value is ~~W~~64,371 million.

(8)

The Korea Institute of Energy Technology(KENTECH) was established in April, 2020, in accordance with the ”Basic plan for the establishment of KENTECH (July, 2019)”. By the special law to create KENTECH, the Group, government, and local government may contribute to the fund. The Group will decide whether to contribute to the fund on a board resolution after consulting with relevant organizations considering its financial situation by year.

(9)

The ongoing armed conflict in Ukraine started in February 2022 and relevant sanctions against Russia imposed by the international community can impact not only sanctioned entities but also the entities doing business directly or indirectly with Ukraine or Russia and the entities exposed directly or indirectly to industries or economy of Russia or Ukraine. The Group cannot make reasonable estimation of the financial impact of the recent conflict in Ukraine on the future events.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

March 31, 2024 and December 31, 2023

50.	Subsequent Events

(1)	Subsequent to March 31, 2024, the Company borrowed long-term borrowings for the purposes of operation and details related thereto are as follows:

In millions of won
Company	Type	Interest Type	Interest rate (%)	Borrowing date	Maturity	Amount
Korea Electric Power Corporation	Long-term borrowing (Mid- to long-term CP) (*)	Floating	3M CD+0.34	2024.04.05	2027.04.05	~~W~~	250,000
	Long-term borrowing (Mid- to long-term CP) (*)	Floating	3M CD+0.48	2024.04.11	2027.04.09		250,000

(*)	The maturity of mid- to long-term CPs corresponds to contract period of commercial paper repurchase agreements.

(2)

Subsequent to March 31, 2024, Korea Southern Power Co., Ltd. and Korea East-West Power Co., Ltd., subsidiaries of the Group, issued bonds denominated in Korean won for debt repayment and operation, and details related thereto are as follows:

In millions of won
Company	Type	Issue date	Maturity	Interest rate (%)	Amount
Korea Southern Power Co., Ltd.	#73-1 Corporate bond	2024.05.09	2026.05.09	3.62	~~W~~	100,000
	#73-2 Corporate bond	2024.05.09	2027.05.09	3.62		60,000
	#73-3 Corporate bond	2024.05.09	2029.05.09	3.66		50,000
Korea East-West Power Co., Ltd.	#47-1 Corporate bond	2024.04.08	2027.04.08	3.62		30,000
	#47-2 Corporate bond	2024.04.08	2029.04.06	3.67		50,000
	#48-1 Corporate bond	2024.05.03	2026.04.30	3.65		70,000
	#48-2 Corporate bond	2024.05.03	2027.05.03	3.71		70,000
	#48-3 Corporate bond	2024.05.03	2029.05.03	3.78		30,000

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

March 31, 2024 and December 31, 2023

51.	Adjusted Operating Profit (Loss)

The operating profit (loss) in the Group’s consolidated statements of comprehensive income or loss prepared in accordance with KIFRS included in this report differs from that in its consolidated statements of comprehensive income or loss prepared in accordance with IFRS as issued by IASB. The table below sets forth a reconciliation of the Group’s results from operating activities as presented in the Group’s interim consolidated statements of comprehensive income or loss prepared in accordance with KIFRS for each of the three-month periods ended March 31, 2024 and 2023 to the operating profit or loss as presented in the Group’s interim consolidated statements of comprehensive income or loss prepared in accordance with IFRS as issued by IASB for each of the corresponding periods.

In millions of won	March 31, 2024		March 31, 2023
Operating profit (loss) on the interim consolidated statements of comprehensive income (loss)	~~W~~	1,299,343	(6,177,559)
Add
Other income
Reversal of other provisions		21,812	10,586
Gains on government grants		—	60
Gains on assets contributed		882	2,022
Gains on liabilities exempted		155	102
Compensation and reparations revenue		20,690	18,947
Foundation fund revenue		—	1
Rental income		56,643	51,835
Others		25,212	6,183
Other gains
Gains on disposal of property, plant and equipment		34,053	6,567
Gains on disposal of intangible assets		11	—
Gains on foreign currency translation		12,931	17,039
Gains on foreign currency transactions		17,088	47,934
Others		71,021	101,769
Deduct
Other expense
Compensation and reparations expenses		(83)	—
Accretion expenses of other provisions		(114)	(345)
Depreciation expenses on investment properties		(159)	(123)
Depreciation expenses on idle assets		(910)	(914)
Other bad debts expense		(2,546)	(2,618)
Donations		(91,293)	(10,129)
Others		(7,411)	(6,941)
Other losses
Losses on disposal of property, plant and equipment		(17,983)	(11,304)
Losses on disposal of intangible assets		(110)	(57)
Impairment loss on property, plant and equipment		—	(2,021)
Impairment loss on intangible assets		—	(283)
Losses on foreign currency translation		(8,605)	(9,740)
Losses on foreign currency transactions		(42,843)	(74,404)
Others		(40,499)	(62,236)

Adjusted operating profit (loss)	~~W~~	1,347,285	(6,095,629)